     Exhibit 99.D
Description of
República Oriental del Uruguay
June 9, 2009

INTRODUCTION
     All references in this document to the “government” are to the government of the República Oriental del Uruguay (“Uruguay”) and references to the “central government” are to the central government of Uruguay (which includes governmental agencies and subdivisions and excludes financial and non-financial public sector institutions). All references in this document to the “consolidated public sector” are to the central government and financial and non-financial public sector institutions, excluding Banco de la República Oriental del Uruguay and Banco Hipotecario.
     The terms set forth below have the following meanings for the purposes of this document:
     • Gross domestic product, or GDP, means the total value of final products and services produced in Uruguay during the relevant period, using nominal prices. Real GDP instead measures GDP based on 2005 prices (in accordance with the Integral Revision of the National Accounts published by Banco Central del Uruguay (“Banco Central”) in March 2009) to eliminate distortions introduced by changes in relative prices.
     • Imports are calculated based upon (1) for purposes of foreign trade, statistics reported to Uruguayan customs upon entry of goods into Uruguay on a cost, insurance and freight included basis (referred to as CIF basis) and (2) for purposes of balance of payments, statistics collected on a free on board basis at a given departure location (referred to as FOB basis).
     • Exports are calculated based upon (1) for purposes of foreign trade, statistics reported to Uruguayan customs upon departure of goods from Uruguay on a free on board, or FOB, basis and (2) for purposes of balance of payments, statistics collected on a free on board, or FOB, basis.
     • Rate of inflation or inflation rate is measured by the December to December percentage change in the consumer price index or CPI, unless otherwise specified. The CPI is calculated on a weighted basket of consumer goods and services using a monthly averaging method. December to December rates are calculated by comparing the indices for the later December against the indices for the prior December.
     References herein to “US$,” “$,” “U.S. dollars” or “dollars” are to United States dollars. References herein to “Uruguayan pesos,” “pesos,” or “Ps.” are to the lawful currency of Uruguay. Unless otherwise stated, Uruguay has converted historical amounts translated into U.S. dollars or pesos at historical annual average exchange rates. References to “Euro” or “€” are to the lawful currency of the Member States of the European Union that have adopted the single currency in accordance with the treaty establishing the European Community, as amended by the Treaty on European Union. References to “JPY” or “yen” or “¥” are to Japanese yen. Translations of pesos to dollars, Euros or yen (or dollars to Euros or yen) have been made for the convenience of the reader only and should not be construed as a representation that the amounts in question have been, could have been or could be converted into dollars or yen at any particular rate or at all.

     The Federal Reserve Bank of New York does not report a noon buying rate for Uruguayan pesos.
     The fiscal year of the government ends December 31. Accordingly, all annual information presented herein is based upon January 1 to December 31 periods, unless otherwise indicated. Totals in some tables in this document may differ from the sum of the individual items in those tables due to rounding.
     Uruguay’s official financial and economic statistics are subject to a review process by Banco Central and the Uruguay National Statistics Institute. Accordingly, the financial and economic information in this document may be subsequently adjusted or revised. Certain of the information and data contained herein for 2006, 2007 and 2008 is preliminary, and subject to further adjustment or revision. The government believes that this practice is substantially similar to the practices of many industrialized nations. The government does not expect revisions to be material, but cannot assure you that material changes will not be made.

SUMMARY

2004	2005	2006(1)	2007(1)	2008(1)
THE ECONOMY
GDP (in millions of US$ at nominal prices)(2)	US$	13,712	US$	17,403	US$	20,074	US$	24,313	US$	32,208
Real GDP (in thousands of constant 2005 pesos)(2)	Ps.	395,513	Ps.	425,018	Ps.	444,774	Ps.	478,495	Ps.	521,073
% change from prior year	5.0%	7.5%	4.6%	7.6%	8.9%
Consumer price index or CPI (annual rate of change)	7.6%	4.9%	6.4%	8.5%	9.2%
Wholesale price index or WPI (annual rate of change)	5.1%	(2.2)%	8.2%	16.1%	6.4%
Unemployment rate (urban annual average) (3)	13.1%	12.2%	11.4%	9.6%	7.9%
Balance of payments(4)
Trade balance (merchandise)	152.8	20.8	(498.7)	(554.8)	(1,554.5)
Current account	3.1	42.3	(391.9)	(80.5)	(1,119.0)
Capital and financial account net	72.1	752.1	528.0	1,684.6	3,278.4
Errors and omissions(5)	379.1	(174.1)	(151.5)	(598.7)	73.1
Overall balance of payments excluding impact of gold valuation adjustment	454.3	620.3	(15.4)	1,005.4	2,232.5
Change in Banco Central international reserve assets (period end)	(454.3)	(620.3)	15.4	(1,005.4)	(2,232.5)
Banco Central international reserve assets (period end)(6)	2,512	(7)	3,078	(8)	3,091	(9)	4,121	(10)	6,360	(11)

PUBLIC FINANCE
Central Government revenue	2,666	3,365	3,959	4,588	5,842
Central Government expenditure	3,018	3,676	4,186	5,031	6,283
Central Government surplus (deficit)	(351)	(311)	(227)	(443)	(441)
Overall public sector surplus (deficit)(12)	(254)	(142)	(194)	(134)	(610)

PUBLIC DEBT
Consolidated public sector debt
Debt with non-residents	10,206	10,177	9,311	11,065	10,742
Debt with residents	3,116	3,773	4,405	5,254	5,794
Total	13,322	13,949	13,717	16,319	16,535
As a % of GDP	97.15%	80.16%	68.33%	67.12%	51.34%
Consolidated public sector debt service
Amortizations	821	1,114	4,211	(13)	361	789
Interest payments	491	584	655	670	604
Total	1,312	1,698	4,866	1,031	1393
As a % of exports of goods and services	30.5%	33.4%	83.9%	15.1%	15.0%

(1)	Preliminary data.

(2)	Figures are not adjusted by purchasing power.

(3)	Unemployment population as percentage of the labor force.

(4)	Calculated in accordance with the methodology set forth in the IMF Balance of Payments Manual (Fifth Edition).

(5)	Constitutes a residual item, which is periodically revised as additional information regarding the current and capital accounts becomes available.

(6)	As presented in this chart, gold reserves have been valued at their corresponding market prices as of December 31, 2004, 2005, 2006, 2007 and 2008.

(7)	This amount includes US$1,625 million of reserves and voluntary deposits of the Uruguayan banking system, including US$725 million of Banco de la República, with Banco Central.

(8)	This amount includes US$1,650 million of reserves and voluntary deposits of the Uruguayan banking system, including US$753 million of Banco de la República, with Banco Central.

(9)	This amount includes US$1,750 million of reserves and voluntary deposits of the Uruguayan banking system, including US$792 million of Banco de la República, with Banco Central.

(10)	This amount includes US$1,753 million of reserves and voluntary deposits of the Uruguayan banking system, including US$868 million of Banco de la República, with Banco Central.

(11)	This amount includes US$3,156 million of reserves and voluntary deposits of the Uruguayan banking system, including US$1,416 million of Banco de la República, with Banco Central.

(12)	Local governments not included.

(13)	Excludes interest on non-resident banking deposits.

(14)	Includes US$2,970 million prepaid by Uruguay to the IMF, the World Bank and the IADB between August and November 2006.

Source: Banco Central.

REPÚBLICA ORIENTAL DEL URUGUAY
Territory and Population
     Uruguay is located in the southern, subtropical zone of South America, bordering Argentina to the west and Brazil to the northeast. Its territory covers an area of approximately 176,000 square kilometers with a 500-kilometer coastline along the Atlantic Ocean and the Río de la Plata. Uruguay’s major cities are Montevideo, the nation’s capital and main port, Paysandú, Salto and Las Piedras.
     Uruguay’s population of approximately 3.4 million is primarily of European origin and has a literacy rate of 98%. Approximately 89% of the population lives in urban areas and about 42% of the population resides in the Montevideo metropolitan area. According to the most recent national census, the population growth rate averaged 0.6% per year for the period from 1985 to 1996, and is the lowest in South America. Uruguay is generally considered a middle-income developing country. The following table sets forth comparative GNP figures and selected other comparative statistics as of 2007 unless otherwise indicated.

	Uruguay		Brazil		Chile		Venezuela		Mexico		United States
Per capita GNI(1)	US$	6,380	US$	5,910	US$	8,350	US$	7,320	US$	8,340	US$	46,040
PPP GNI per capita(2)	US$	11,040	US$	9,370	US$	12,590	US$	11,920	US$	12,580	US$	45,850
Life expectancy at birth(3)		76		72		78		74		74		78
Adult illiteracy rate(4) (5)		2.0%		11.1%		3.5%		6.0%		7.4%		n.a.
Infant mortality per 1000 live births		13		24		7		17		17		6

n.a. = not available.

(1)	World Bank Atlas method.

(2)	Current US$, adjusted for purchasing power parity.

(3)	Years.

(4)	Percentage of people ages 15 and older.

(5)	2008 data, except for United States.

Source: The World Bank — World Development Indicators 2007 and Cepal.
Constitution, Government and Political Parties
     Uruguay is organized politically as a republic and is geographically divided into 19 departments (districts). The 1967 Constitution, which was last amended in 2004, provides for a presidential system of government composed of three branches: executive, legislative, and judiciary. The president heads the executive branch and is chief of staff and commander of the armed forces. The president is elected by direct popular vote for a period of five years and may not seek re-election for consecutive terms. Under Uruguay’s electoral system established under the 1996 constitutional reform, each political party selects a single candidate for presidential elections. If no candidate wins more than 50% of the vote in the first round of elections, a run-off between the two leading candidates is held. The legislative branch is composed of a 31-member Senate and a 99-member Chamber of Deputies, which together constitute the Congress. Members of Congress are elected every five years by direct popular vote under a system of proportional representation. The Supreme Court is composed of five judges appointed for 10-year terms by the Congress. The Supreme Court has jurisdiction over selected constitutional matters and appellate jurisdiction over decisions rendered by lower courts. Uruguay’s judicial system consists of trial and appellate courts with jurisdiction in each case over civil, criminal, family and labor matters. In addition, Uruguay has an administrative court system with jurisdiction over a number of public sector matters.
     Uruguay has been a democratic country throughout most of its history since it became an independent nation in 1825. The country’s democratic tradition was interrupted twice during the last century: once briefly in the 1930’s and again during the period from 1973 to 1985. In June 1973, a military junta took over power, dissolved Congress, and suspended all voting activity. Military rule continued until November 1984, when democratic elections were held and voters elected Julio María Sanguinetti as president.
     Politics in Uruguay are dominated by three political parties: the Frente Amplio (Broad Front), the Partido Colorado and the Partido Nacional. Since appearing on Uruguay’s political landscape in 1971 as a coalition of, among others, the Christian Democratic, Socialist and Communist parties, the Frente Amplio gained increasing support and, in October 2004, won victories in the presidential and the congressional elections.
     Until the 2004 presidential and congressional elections, Uruguay’s two traditional political parties, the Partido Colorado and the Partido Nacional, had alternated holding the presidential office. Each of these two parties is composed of multiple political factions, typically with different political orientations, but without strong ideological differences. The Partido Colorado and the Partido Nacional, which were formed in the 1830s, are both market-oriented and favor trade liberalization and reducing the government’s role in the economy, although some factions within each of those parties favor moderate trade protection and some degree of government intervention. Traditionally, the Partido Nacional has had a strong rural constituency, while the Partido Colorado has drawn most of its support from urban areas. The Frente Amplio advocates a moderate social welfare platform. A fourth political party, the Partido Independiente, is a center-left group which split from the Frente Amplio prior to the 1989 elections.
     On October 31, 2004, Mr. Tabaré Vázquez of the Frente Amplio won the national presidential election in the first round of voting with a majority of approximately 51% of the votes cast. The Frente Amplio also captured a majority of both houses of Congress for the first time in the party’s history, in simultaneously held elections.
     The Congressional representation of each of the four parties for the 2005-2009 term is as follows:

	Senate		Chamber of Deputies
	Seats	%	Seats	%
Frente Amplio	17	54.8%	53	53.5%
Partido Nacional	11	35.5%	35	35.4%
Partido Colorado	3	9.7%	10	10.1%
Partido Independiente	0	0%	1	1.0%

Total	31	100%	99	100%

     Mr. Vázquez was inaugurated on March 1, 2005. Since 1984, Uruguay’s political transitions following presidential elections have not entailed major economic disruptions. Furthermore, for the first time in almost four decades, the same political party gained control of the executive branch of the government and held majorities in both houses of Congress. Mr. Vázquez, however, sought to reach consensus with the Partido Colorado, the Partido Nacional and the Partido Independiente with respect to key areas of government, including macroeconomic and social policies, education and foreign relations.
     On February 16, 2005, the Frente Amplio set the following goals of economic policy for the 2005-2010 period:
•	reaching a sustainable level of economic growth supported by a steady development of Uruguay’s productive capacity and productivity;

•	reducing unemployment and improving the quality of employment; and

•	advancing the quality of life of the population, focusing on the urgent need to improve the living conditions of the poorest segments of the population.
     Presidential and congressional elections will take place in 2009. Open primaries for all political parties will be held on June 28, 2009 to elect a single candidate for each party for the presidential elections. The first round of presidential and congressional elections, in which the three largest national parties (Blanco, Frente Amplio and Nacional) as well as other smaller parties are expected to participate, will take place on October 25, 2009. Tabaré Vazquez is constitutionally barred from running for re-election.
Foreign Policy and Membership in International and Regional Organizations
     Uruguay has had no significant regional or international conflicts in recent years. The Republic has focused its foreign policy on international economic, political and legal issues and on the development of international arrangements aimed at improving economic cooperation among nations, conflict resolution and international law. Uruguay maintains diplomatic relations with 137 countries and is a member of 105 international organizations, including:
•	the United Nations (founding member), including many of its specialized agencies;

•	the Organization of American States;

•	the World Trade Organization;

•	the International Monetary Fund or the IMF;

•	the International Bank for Reconstruction and Development or the World Bank;

•	the International Finance Corporation;

•	the Multilateral Investment Guaranty Agency;

•	the International Centre for Settlement of Investment Disputes;

•	the Inter-American Development Bank or the IADB;

•	the Inter-American Investment Corporation; and

•	the Corporación Andina de Fomento or the CAF.
     Uruguay maintains close ties to its neighboring countries and participates in several regional arrangements designed to promote cooperation in trade and investment. It has been the host country for the Latin American Integration Association, a regional external trade association that includes ten South American countries in addition to Mexico and Cuba since its creation in 1960.
     In March 1991, the governments of Argentina, Brazil, Paraguay and Uruguay signed the Mercosur Treaty. Under the Mercosur Treaty, these four countries originally pledged:
(1)	to create a full common market in goods, services and factors of production by eliminating or significantly reducing, in some cases over a period of years, import duties, tariffs and other barriers to trade among members; and

(2)	to establish common external tariffs for trade with non-members.
     In December 1994, the four members of Mercosur signed an agreement establishing January 1, 1995 as the deadline for the implementation of a common external tariff intended to transform the region into a customs union. However, it was also agreed that each member country would be entitled to take exceptions to the common external tariffs for a transitional period scheduled to end in 2008 for Argentina and Brazil, and in 2010 for Paraguay and Uruguay. Accordingly, the full implementation of a customs union has been deferred.
     In December 1995, Mercosur and the European Union signed a framework agreement for the development of free trade between them. In 1996, Chile and Bolivia agreed to participate in the Mercosur arrangements pursuant to separate free trade agreements. On April 5, 2004, the Andean Community (a customs union among Venezuela, Ecuador, Colombia, Peru and Bolivia) concluded a free trade agreement with Mercosur. The agreement, which was originally agreed to in principle at a summit of the two trading blocs in July 2003, resulted in the creation of a South American free trade area. Mercosur and the European Union are currently engaged in the negotiation of a free trade agreement. While the parties have made progress in several areas, Mercosur has conditioned the agreement upon the European Union making significant concessions with respect to trade in agricultural products and the EU’s common agricultural policy, at least insofar as it impacts Mercosur. Mercosur and the United States, which had suspended negotiations in 2004, have resumed negotiations surrounding the hemisphere-wide Free-Trade of the Americas Agreement (FTAA) pursuant to the 1991 “Four Plus One” Agreement. The negotiations have revealed important differences between the parties, and there can be no assurance that an agreement will be reached within the near term, as originally contemplated. Also during 2004, Mercosur signed framework agreements for the development of bilateral trade with each of India and the Southern African Customs Union. In December 2005, the four original members of Mercosur admitted the Republic of Venezuela to the bloc, with a right to attend all presidential and ministerial level meetings but without the right to vote until all negotiations relating to the adoption by Venezuela of Mercosur’s common external tariff are completed. On December 8, 2005, Mercosur and Israel signed a three-year framework agreement to strengthen relations between the parties, promote the expansion of trade and provide the conditions and mechanisms to negotiate a free trade agreement. In December 2007, Mercosur signed a Free Trade agreement with Israel.
     Significant trade imbalances among Mercosur countries developed over time as a result of various factors. These imbalances have prompted discussions and negotiations among the members of the member states that to date have not resulted in the convergence of the national economies, an objective stated on several occasions pursued. Argentina’s crisis in 2001 and its long-lasting effects have adversely affected trade within Mercosur and with non-Mercosur countries and the timely implementation by Mercosur of the objectives set forth in the Mercosur Treaty of 1991, in particular the customs union. It also triggered the adoption of various safeguard measures and caused indefinite delays in Mercosur’s ability to achieve the macroeconomic coordination and stability sought by its member states. Uruguay continues to support the long-term objectives contemplated in the Mercosur Treaty, while pursuing measures intended to maximize access to export markets by Uruguayan products in the short and medium term.
     Uruguay has entered into the following bilateral treaties related to trade and investment:

2004	United Mexican States	Free Trade Agreement

2004	Iran	Bilateral Trade Framework Agreement

2006	United States of America	Bilateral Investment Promotion Treaty

2007	United States of America	Trade and Investment Framework Agreement

2008	United States of America	Cooperation Agreement in Science and Technology

2008	South Korea	Bilateral Investment Treaty

2009	Chile	Public Procurement Agreement
     In April 2007, Uruguay and Chile formed a commission to analyze means of increasing trade and investments between the two countries and both countries are negotiating an investment agreement.
     Uruguay and Brazil are currently negotiating an energy cooperation agreement for the development of an electrical transmission line between the two countries. See “Gross Domestic Product and Structure of the Economy — Principal Sectors of the Economy — Electricity, Gas and Water.”

THE ECONOMY
History and Background
     From the 1930’s through the mid-1970’s, Uruguay followed an import substitution policy coupled with extensive intervention by the government in the economic affairs of the country. The government imposed pervasive controls over domestic goods and financial markets in the form of high tariffs, quantitative trade barriers, price controls, subsidies, and exchange and interest rate restrictions. The government also controlled important areas of the economy, such as communications, railways, air traffic and oil refining and distribution, and developed a comprehensive social security system. Although the economy continued to grow, particularly between 1945 and 1955, the government’s import substitution policy and market controls ultimately distorted the allocation of resources, contributing to inflation and the stagnation of the Uruguayan economy during the second half of the period.
     In the mid-1970’s, in response to its poor economic performance, which was aggravated by a worldwide recession, Uruguay launched a series of reforms designed to reduce the government’s role in the economy, increase efficiency and reduce inflation. The government substantially reduced import quotas, price controls and subsidies. It eliminated certain personal income taxes and increased the emphasis on indirect taxation by expanding the coverage of value-added taxes. Most importantly, the government liberalized international financial transactions. Beginning in 1974, Uruguayan residents were permitted to hold foreign assets without restriction and exchange controls were eliminated, in effect making the peso a fully convertible currency. Free repatriation of profits and capital from Uruguay was instituted shortly thereafter.
     In response to the liberalization policies pursued from 1975 to 1980, Uruguay’s economy grew at an average annual rate of 4.5% for the period. Rapid growth, however, was accompanied by double-digit inflation. Uruguay’s exchange rate management, which set the monthly rate of devaluation of the Uruguayan peso with respect to the U.S. dollar in accordance with inflation differentials between Uruguay and its main trading partners, contributed to the persistence of high and variable monthly inflation rates. Seeking to reduce inflation, in October 1978, the government abandoned its passive crawling peg policy and introduced an “active” crawling peg policy. This policy consisted of pre-announced exchange rates for a period of six months, which were set at a decreasing rate of devaluation. A surge in private bank lending led to an increase in aggregate demand and to even greater inflation rates, which resulted in the overvaluation of the Uruguayan currency. The overvaluation of the peso and the debt overhang, coupled with a number of negative external developments (including the 1979 oil crisis, rising international interest rates, reduced external demand resulting from the worldwide recession and economic adjustments in Brazil and Argentina), led to loss of confidence in the sustainability of Uruguay’s exchange rate policy. This loss of confidence, given the openness of Uruguay’s financial markets, resulted in massive capital flight.
     In November 1982, the government abandoned its system of fixed and pre-announced devaluations and allowed the peso to float, prompting a further peso-to-U.S. dollar depreciation of over 140.0% in the period between November 1982 and March 1983. This depreciation increased the local currency value of U.S. dollar-denominated liabilities, further worsening the position of debtors (many of whose loans were denominated in U.S. dollars), and increasing the number of non-performing assets of the banking system. The increase in the non-performing assets of the banking system in turn resulted in the failure of many private banks and their de facto nationalization by the government. To improve the condition of the banking system, Banco Central purchased a significant portion of the banks’ non-performing loan portfolios, resulting in heavy losses to Banco Central and aggravating the overall deterioration of the public sector’s fiscal accounts. The consolidated public sector deficit (which includes the central government, Banco Central and the non-financial public sector) reached 12.2% of GDP in 1983. The deficit of Banco Central alone (including assistance provided to the state mortgage bank, Banco Hipotecario), was 8.1% of GDP.
     A severe recession followed this financial crisis, with real GDP falling by 16.0% in the 1982—1984 period. Moreover, heavy public sector borrowing, the rise in international interest rates and the global economic slowdown during the period resulted in a deterioration of Uruguay’s external debt situation. In 1982, Uruguay’s ratios of external indebtedness were relatively low: its external debt-to-GDP ratio was 45.0% and its external debt service-to-exports ratio was 50.0%. By 1985, its external debt-to-GDP ratio had risen to 104.0% and external debt service-to-exports ratio had reached 70.0%. Notwithstanding the size of Uruguay’s external debt, the Republic maintained its long-standing tradition of prompt debt service throughout the 1980’s. The country did, however, negotiate a rescheduling of its maturing debt obligations to commercial bank creditors three times during the 1980’s and a debt restructuring within the framework of the Brady Plan in 1991. For more information, see “Public Sector Debt—Debt Service and Debt Restructuring.”
     A modest economic recovery began in 1985, when real GDP grew by 1.5%. In the following two years, a strong recovery in investment fueled by lower interest rates resulted in real growth rates of 8.9% in 1986 and 7.9% in 1987. During 1988 and 1989, however, Uruguay’s real GDP growth slowed to an annual average of 0.6% due to limits in the operating capacity of the manufacturing sector, a severe drought from late 1988 through 1989 and the adverse impact of the hyperinflation affecting the economies of Argentina and Brazil at the time.
     In the early 1990’s, the government took steps to increase private sector involvement in the economy (including foreign investment in previously restricted areas), and reduced the size and influence of the public sector in the economy. Following a modest 0.9% increase in real GDP in 1990, a new recovery began in mid-1991, and real GDP increased steadily between 1991 and 1994 at an average cumulative annual rate of 5.2%.
     The economic liberalization policies of the 1990s, while stimulating improvements in productivity and economic growth, also increased the exposure of Uruguay’s economy to regional and international economic developments. The absence of capital controls facilitated a gradual dollarization of the assets and liabilities of the banking system. A loss of investor confidence in certain countries in the region, capital flight and a resulting contraction of economic activity followed the Mexican peso devaluation in December 1994. Argentina, one of Uruguay’s principal trading partners and sources of direct foreign investment, was particularly affected. The contraction in aggregate demand in neighboring countries, particularly Argentina, was coupled with a decrease in Uruguay’s private demand and public sector investment. In 1995, real GDP contracted by 1.4% as compared to 1994.

     Uruguay’s economy recovered with real GDP growth of 5.6% in 1996 and 5.0% in 1997. This improvement was mainly a result of the increased exports and growth in gross fixed investment, particularly private sector investment, which in turn stimulated private consumption. Improvement continued in 1998 with real GDP growth of 4.5%. Domestic private consumption increased slightly as a percentage of GDP in 1998, although it remained below 1994 levels. Gross fixed investment also increased as a percentage of GDP in 1998, slightly above 1994 levels. The rate of gross domestic savings as a percentage of GDP increased in 1998, compared to 1997, 1996 and 1995. For the period from 1994 to 1998, private gross fixed investment grew faster than GDP (except in 1994), increasing at an average annual rate of 10.5% from 1994 to 1998. During this period, the financial and insurance services sector grew in real terms and as a percentage of GDP.
The Mercosur Agreements
     The execution and implementation of Mercosur represented Uruguay’s single most important foreign trade endeavor, as it was expected to offer Uruguayan companies access to a common market of approximately 200 million people. On January 1, 2000, internal tariff rates among Mercosur countries were reduced to zero, with the exception of sugar and automobiles.
     With the establishment of the common external tariff in January 1995, the members of Mercosur agreed to cause a gradual convergence of their respective external trade regulations over a five-year period. A common external tariff became effective on January 1, 2001. However, each member of the Mercosur retained some degree of flexibility intended to gradually allow certain industries to enhance their competitiveness, and had the ability to take specific exceptions to the common external tariff (initially 300 each) over a transitional period. The transitional period is scheduled to end in 2010. Argentina and Brazil are currently entitled to 100 exceptions each and Paraguay and Uruguay are currently entitled to 225 and 649 exceptions, respectively. In the case of the telecommunications, capital goods and information technology products, the Mercosur agreed that Uruguay and Paraguay could take exception through 2010 from the common internal tariff (with rates of 0% and 2%, respectively) with respect to tariff imports of non-Mercosur origin. In addition, the Mercosur countries have agreed to coordinate policies in certain areas, including agriculture, industry, transport and trade in services, to reduce or eliminate imbalances, and several working groups are currently engaged in policy coordination negotiations.
     In March 2001, Argentina unilaterally increased import tariffs on consumer goods to 35% and eliminated all import tariffs on capital goods, in each case for non-Mercosur products and on a transitional basis. In June 2001, Argentina further modified its foreign exchange regime to subsidize exports and tax imports. The devaluation of the Argentine peso in January 2002, and other measures taken by the Argentine government brought Argentina’s foreign trade to a virtual standstill in the first quarter of 2002. The Argentine crisis adversely affected trade within Mercosur and with non-Mercosur countries and the timely implementation by Mercosur of the objectives set forth in the Mercosur Treaty of 1991, in particular the customs union. Uruguay maintains certain duties affecting imports of certain Argentine products whose producers are entitled to regional or sectoral subsidies. It also caused indefinite delays in Mercosur’s ability to achieve the macroeconomic coordination and stability sought by the December 2000 understanding on common macroeconomic targets. Uruguay continues to support the long-term objectives contemplated in the Mercosur Treaty and the December 2000 understanding, recognizing the short and medium-term need to maximize access to other export markets by Uruguayan products.
     Certain barriers to the comprehensive regional integration initiated by Mercosur continue to exist. Agriculture border inspections and other bureaucratic border procedures still lack uniformity among Mercosur member countries and are onerous in many instances, causing delays in trade. Rules on intellectual property, antitrust and the environment, among other things, are different in each of the Mercosur countries, and while certain mechanisms for dispute resolution have been established, comprehensive mechanisms are still under development. In December 2002, Mercosur approved common antitrust procedures implementing a 1996 Antitrust protocol. This agreement constitutes a step towards the elimination of antidumping claims among members. Trade in services, such as financial and banking services, has not been uniformly liberalized, with countries like Uruguay having a financial system which is open to non-Uruguayan participants while countries like Brazil allow only limited participation of non-Brazilian banks in their financial system. Roads, bridges and railways must also be developed to further facilitate trade. In December 1997, the Mercosur members agreed to a framework agreement for the liberalization of the provision of services, access to markets and freedom of establishment. The members of the Mercosur meet annually to negotiate the implementation of the 1997 framework agreement. A protocol regarding the provision of services entered into effect in December 2005 and was ratified by Argentina, Brazil and Uruguay. It contemplates the complete elimination of intra—Mercosur restrictions by 2015. The liberalization is effected gradually on the basis of negotiation rounds intended to result in eliminating restrictions by segments with a view to reaching complete liberalization by no later than 2015. See “República Oriental del Uruguay. Foreign Policy and Membership in International and Regional Organizations.”
1999-2002: Recession and Crisis in the Banking System
     Between 1999 and 2002, a series of external factors, including most significantly the economic crisis that affected Argentina most severely in 2001 and 2002, had material adverse consequences for Uruguay’s economy.
     During 1999, Uruguay’s economy was adversely affected by the devaluation of the Brazilian currency, a strong recession in Argentina, which caused a contraction in Argentine demand for Uruguay’s products and tourism-related services, declining international prices for several of Uruguay’s commodity exports, an increase in the price of oil and derivative products, the appreciation of the U.S. dollar (to which the Uruguayan peso was linked), which caused Uruguay’s export products to become less competitive in several of its traditional export markets, increases in international interest rates, and a severe drought in the second half of 1999 that adversely affected the agricultural and related sectors.
     As a result of these circumstances, in 1999 real GDP decreased by 2.8%, domestic private consumption declined 1.5% and private gross fixed investment fell by 14.0%. Exports of Uruguayan goods and services also declined by 7.4%. The recession affected most sectors of the economy. The consolidated public sector deficit increased from 0.9% of GDP in 1998 to 3.6% of GDP in 1999, reflecting a decrease in public sector revenues (including social security revenues) and increases in public sector spending, attributable to a number of infrastructure projects undertaken by the government to mitigate the impact of the recession.
     During 2000, most of the adverse conditions that caused real GDP to contract in 1999 continued, including high oil prices, a strong U.S. dollar, Argentina’s recession and increases in international interest rates. Heavy rains in the last quarter of 1999 also adversely affected the agricultural sector. In 2000, real GDP declined by 1.4%, domestic private consumption decreased by 1.6%, private fixed investment declined 14.5%, and government consumption contracted by 0.3%. Inflation for 2000, as measured by the CPI, reached 5.1%, reflecting the impact of increasing international oil prices on the Uruguayan economy. However, the peso depreciated 7.8% in real terms with respect to the U.S. dollar. The consolidated public sector deficit in 2000 reached 3.8% of GDP, as public sector revenues contracted at a faster pace than public sector expenditures.
     Adverse external factors continued through 2001. Argentina’s third year of recession and the slowdown in the rate of economic growth of industrialized nations adversely affected Uruguay’s economy. Virtually all sectors of the economy experienced the impact of the recession, with government and private consumption and fixed investments all contracting for a second consecutive year. The recession adversely affected public sector revenues, and the measures taken by the government to reduce expenditures were insufficient to prevent a further deterioration of public sector finances. Real GDP contracted by 3.4%. Domestic private consumption decreased by 2.0%, government consumption decreased by 2.9% and private fixed investment decreased by 8.8%. The consolidated public sector deficit for 2001 reached 3.9% of GDP. On June 19, 2001, Banco Central adjusted the rate of devaluation of the Uruguayan peso from 0.6% to 1.2% per month through December 31, 2001 and widened the band of fluctuation for the peso to U.S. dollar exchange rate from 3.0% to 6.0%. In spite of these adjustments, domestic inflation for 2001, as measured by the CPI, remained at 3.6%, and the peso depreciated 13.0% in real terms with respect to the U.S. dollar. Foreign trade also deteriorated in 2001, with exports contracting by 10.5% (measured in U.S. dollars) and 7.7% in real terms, and imports contracting by 11.7% (measured in U.S. dollars) and 8.8% in real terms, with respect to 2000. Nevertheless, the continued recession appeared not to undermine confidence in Uruguay’s banking system, which continued to attract deposits from residents and non-residents, particularly as volatility in Argentine increased. As of December 31, 2001, approximately 87.3% of total credit extended to the private sector and 91.3% of total deposits held in the private banking system were denominated in foreign currencies (principally the U.S. dollar).
     On December 1, 2001, the Argentine government froze deposits held with Argentine banks and introduced exchange controls restricting capital outflows. On December 23, 2001, the Argentine government announced its decision to default on Argentina’s foreign debt. Argentina suffered significant economic, political and social deterioration during 2002. In addition to the government, a significant portion of the country’s large corporate debtors defaulted on all or a substantial part of their financial liabilities. In response to the crisis, the Argentine government undertook a number of far-reaching initiatives, including a mandatory conversion of foreign currency-denominated debts and bank deposits into Argentine pesos and the devaluation of the Argentine peso after ten years of parity with the U.S. dollar.

     In 2002, Uruguay’s economy experienced its most significant setback since 1982, with real GDP contracting by 11.0%. The proximate causes of Uruguay’s 2002 economic crisis are associated with Argentina’s economic deterioration during that time. Uruguay’s fiscal imbalances, its dependence on Argentina and Brazil as its principal trading partners and sources of foreign revenues, and rigidities that limited the ability of the economy to absorb and adapt to external factors, added to the severity of the crisis.
     Uruguay’s banking system confronted its worst crisis since the 1982-83 crisis. At December 31, 2002, total U.S. dollar deposits of the non-financial private sector with the banking system (excluding off-shore institutions) were US$7,317 million (of which US$2,386 million were of non-residents), compared to US$14,246 million as of December 31, 2001 (of which US$6,592 million were of non-residents). Initially, the increase in deposit withdrawals affected primarily Banco de Galicia Uruguay, or BGU, and Banco Comercial, the country’s two largest private banks, both affiliated with Argentine banks. Banco Central took control of BGU and suspended its operations.
     The deposit outflow spread through the rest of Uruguay’s financial system in the second quarter of 2002 leading to the closure of Banco Montevideo/La Caja Obrera, Uruguay’s third largest private bank in June 2002. Although the government received approximately US$500 million from the IMF on June 29, 2002, and provided liquidity assistance to the local banks, confidence in the Uruguayan financial system continued to erode.
     The Uruguayan authorities sought the financial assistance of the IMF, the World Bank and the IADB for a program that would safeguard Uruguay’s payment and financial system. On August 4, 2002, Congress passed Law 17,523, known as the Law for the Strengthening of the Financial System. The law (i) provided for the establishment of a fund for the stability of the Uruguayan banking system, the Fondo de Estabilidad del Sistema Bancario, or FESB, (ii) extended to three years the maturities of all U.S. dollar-denominated time deposits held with Banco de la República and Banco Hipotecario, (iii) transferred foreign currency-denominated liabilities of Banco Hipotecario to Banco de la República, and (iv) facilitated the liquidation of insolvent banks.
     In furtherance of the program agreed with the IMF, in December 2002, Congress enacted amendments to the banking law aimed at strengthening the banking system. Following the enactment of these amendments, the government completed the reorganization of Banco Comercial, Banco Montevideo and La Caja Obrera into a new commercial bank, Nuevo Banco Comercial. The non-recoverable assets of the three liquidated banks are held by liquidation funds, and the proceeds have been earmarked to satisfy deposits of the liquidated banks that were not assumed by Nuevo Banco Comercial.
     Between January 1, 2002 and February 28, 2003, depositors withdrew approximately US$6,833 million from the Uruguayan banking system. Banks responded to depositors’ demands by withdrawing approximately US$1.1 billion in reserves and voluntary deposits held with Banco Central and reducing to practically none the availability of credit. The financial system received assistance for approximately US$2.0 billion from the Uruguayan authorities.

     In 2002, the government adopted a series of initiatives intended to reduce its deficit of the public sector. It relied on the access to funding by the IMF and other multilateral agencies to shore up Banco Central’s international reserve assets with the expectation that confidence in the banking system would thereby be restored.
     The 2002 economic crisis had profound effects on Uruguay’s monetary and exchange rate policy. The continued devaluation of the Argentine peso and growing uncertainties as to the future of the Brazilian economy increased the risk of a speculative run on the peso. On June 19, 2002, Banco Central allowed the peso to float, abandoning the “crawling peg” system. The devaluation of the peso accelerated in July 2002, dropping to its lowest value of Ps.32.33 per US$1.00 on September 10, 2002. As of December 2002, the peso had depreciated 94.0% in comparison to December 2001, although the year-to-year inflation rate for the same period only reached 25.9%. The depreciation of the peso in turn caused a further deterioration in the quality of the foreign currency-denominated loan portfolio of several financial institutions. It also caused Uruguay’s foreign currency-denominated debt to GDP ratio to rise to 89.1% as of December 31, 2002, while the foreign currency-denominated debt service to exports ratio for 2002 was 33.6%.
     The decrease in tax collections attributable to the reduction of GDP, together with the increase in debt service requirements (measured as a percentage of GDP) caused primarily by the devaluation (nearly all of Uruguay’s debt is denominated in foreign currency), practically neutralized the savings achieved by the central government during 2002. As a result, the consolidated public sector deficit for 2002 was approximately 4.1% of GDP. Nevertheless, by reducing expenditures (excluding interest payments), Uruguay’s public sector generated a primary surplus equal to 0.5% of GDP.
2003-2008: Recovery and Economic Growth
     Uruguay’s economy stabilized during the second quarter of 2003 and began to recover during the balance of 2003, recording an annual real GDP growth of 0.8%. Growth accelerated in 2004, with real GDP increasing by 5.0%. This improvement was mainly a result of an increase in external demand driven primarily by Argentina’s economic recovery, an increase in the prices of commodities exported by Uruguay, the opening of the U.S. market to Uruguayan beef exports and a recovery in domestic demand spurred by improved consumer and investor confidence. GDP continued to grow at a rate of 7.5% in 2005, 4.6% in 2006, 7.6% in 2007 and 8.9% in 2008.
     In 2004, domestic private consumption decreased by 2.7% in real terms, compared to 2003, and represented 68.8% of GDP. In 2005, domestic private consumption increased by 1.3% in real terms compared to 2004, and represented 69.4% of GDP. In 2006, domestic private consumption increased by 7.2% in real terms compared to 2005, and represented 70.3% of GDP. In 2007, domestic private consumption increased by 7.7% in real terms compared to 2006, and represented 68.8% of GDP. In 2008, domestic private consumption increased by 8.8% in real terms compared to 2007, and represented 69.4% of GDP.
     Gross fixed investment, which in 2004 represented 14.4% of GDP, increased by 18.9% compared to 2003. In 2005, gross fixed investment also increased by 18.9% compared to 2004,

representing 16.5% of GDP. In 2006, gross fixed investment increased by 14.2% compared to 2005, representing 18.0% of GDP, with private gross fixed investment increasing 16.4%. In 2007, gross fixed investment increased by 6.8% compared to 2006, representing 17.3% of GDP, with private gross fixed investment increasing by 5.8%. In 2008, gross fixed investment increased by 18.1% compared to 2007, representing 18.7% of GDP, with private gross fixed investment increasing by 15.7%.
     Gross domestic savings represented 16.7% of GDP in 2004, 17.6% of GDP in 2005, 16.9% of GDP in 2006, 19.0% of GDP in 2007 and 17.9% of GDP in 2008.
     Exports of goods and services grew by 23.4% in 2004, 16.0% in 2005, 2.7% in 2006, 8.2% in 2007 and 10.5% in 2008. Imports of goods and services grew by 25.9% in 2004, 9.8% in 2005, 14.8% in 2006, 6.7% in 2007 and 19.9% in 2008.
     The successful reprofiling of the government’s foreign currency denominated debt in June 2003 assisted in reducing the uncertainties and volatility that had affected the Uruguayan banking system. The deposits held by the non-financial private sector with the banking system (excluding deposits held with offshore banks and financial houses), have recovered since the 2002 crisis and stood at US$7.7 billion at December 31, 2003, US$8.2 billion at December 31, 2004, US$8.6 billion at December 31, 2005, US$9.4 billion at December 31, 2006, US$10.6 billion at December 31, 2007 and US$12.8 billion at December 31, 2008. Approximately 82% of those deposits were denominated in foreign currencies (primarily U.S. dollars).
     During 2003, volatility diminished and the annual consumer price inflation rate dropped to 10.2% compared to 25.9% in 2002. At December 31, 2003, the peso had lost 7.8% of its nominal value with respect to the dollar compared to December 31, 2002, which nevertheless amounted to an appreciation of the peso in real terms. In 2004, annual consumer price inflation fell further to 7.6% in part reflecting the appreciation of the peso. The decline of the U.S. dollar in the international markets as well as the general improvement of the Uruguayan economy contributed to a significant appreciation of the peso in 2004. The downward trend in consumer price inflation continued in 2005, recording an annual rate of 4.9%. Since 2006, the annual rate of inflation has accelerated, reaching 6.4% in 2006, 8.5% in 2007 and 9.19% in 2008. The government’s macroeconomic assumptions for 2009 contemplate a reduction in the rate of inflation as measured by the consumer price index. The rate of inflation for the twelve month period ended April 30, 2009 was 7.1% as measured by the consumer price index.
     During 2002 and 2003, Uruguay received assistance from the international financial institutions and applied the proceeds to overcome certain of the constraints on Uruguay’s foreign currency reserves imposed by the crisis affecting the banking sector.
     Between March 2002 and December 2004, Uruguay received disbursements for a total of approximately US$3.8 billion from the IMF and other multilateral organizations, and made total principal payments to such entities of only US$744 million.
     Uruguay accessed IMF funds through several stand-by facilities, the most recent, initially agreed for a duration of three years in June 2005, for a total of SDR766.3 million (approximately US$1.1 billion) (the “2005 Stand-By Facility”). However, in August and November 2006

Uruguay made two prepayments to the IMF of SDR619.9 million (approximately US$916.4 million) and SDR727 million (approximately US$1.1 billion), respectively, thereby discharging in full all of Uruguay’s outstanding obligations to the IMF. Funds for the prepayment of the obligations were obtained by issuing bonds in the international capital markets as well as from reserves. Subsequent to the IMF’s completion of its final review under the 2005 Stand-By Facility on December 22, 2006, at the request of the Uruguay, the facility was terminated.
     In May 2007, the World Bank’s Board of Executive Directors approved a US$100 million credit line for Uruguay under the First Programmatic Reform Implementation Development Policy Program. The program seeks to support the implementation of the government’s economic and social reforms. The World Bank made the proceeds, denominated in Unidades Indexadas (UI), linked to CPI, available to Uruguay in 2008. This was the first time that the World Bank provided local currency financing to a member country. In February 2009, the World Bank approved a US$400 million credit line under the Second Programmatic Reform Implementation Development Policy Program to support the government’s reform program and confront the impact of the international economic crisis.
     On July 10, 2008, the CAF approved a credit line for up to US$400 million to support the government’s liability management efforts. Uruguay drew US$200 million under this facility in February 2009.
     In April 2009, the IADB approved a US$285 million loan to support the modernization and consolidation of Uruguay’s tax administration and to strengthen the management of the central government administration and the efficiency of public expenditure. Uruguay has not drawn any funds under this loan to date.
The Economic Policies of the Vázquez Administration
     The Vázquez administration prioritized macroeconomic stability and adjusted existing policies to the extent needed to pursue its main objectives, which include:
•	maintaining a prudent fiscal stance, which it recognizes as a condition to long term fiscal sustainability;

•	preserving the value of the currency and introducing inflation targeting as its principal monetary policy; and

•	strengthening commercial and political relationships with the Mercosur member countries while continuing to promote opportunities for Uruguayan exports and foreign direct investment in Uruguay in the context of bilateral arrangements that are consistent with the Mercosur agreements.
     On December 19, 2005, the President signed into law the five-year budget for the period 2005-2009. The budget reflected the government’s priorities of achieving long-term growth and debt-sustainability balanced with increases in infrastructure and social spending and was based upon revenue projections and contained expenditure ceilings consistent with the economic program that formed the basis for the 2005 Stand-By Facility. See “Public Sector Debt—External Debt”.

     In an attempt to mitigate social and economic marginalization, and in particular to offset the most severe repercussions of the 2002 crisis on Uruguay’s population, the Vázquez administration created a social assistance program called “Plan de Emergencia” (Emergency Plan) to cover the basic necessities of the poorest segments of the population. A Ministry of Social Development was created to further these policies and provide nutrition and health, housing, employment and education assistance to sectors of the Uruguayan population most affected by this crisis.
     In 2007, the Emergency Plan was succeeded by the implementation of the “Plan de Equidad” (Fairness Plan). The Fairness Plan involves a long-term effort to provide for care and development of children and teenagers, by providing support to families in the lowest 20% of income distribution, envisages greater integration of this target population into the formal educational system as a means of combating poverty, provides support for impoverished elderly citizens, and seeks to improve medical support for the poor and to assist impoverished unemployed workers.
Privatizations
     While privatizations have not been a major focus of Uruguay’s economic policy, the government has divested or privatized certain state-owned enterprises, such as the gas company servicing Montevideo in 1993, and has taken measures to transfer certain activities, such as sewage, garbage collection, road maintenance and the administration of certain ports and airports, to the private sector through concessions and other similar arrangements. More recently, legislation has been enacted that enabled the government to open various components of the telecommunications and energy and gas sectors to private investment. Proceeds from privatizations have been immaterial to date.
     The government is committed to improving the competitiveness of the Uruguayan economy and encouraging private investment by continuing to open a number of areas of the economy previously reserved to public sector enterprises to private investment. Through the Administración Nacional de Telecomunicaciones, or ANTEL, the local telecommunications company, several revenue sharing arrangements with private companies for the installation and operation of certain new telecommunication facilities have been implemented. In February 2001, Congress approved the licensing of cellular phone services and data transmission to private sector providers and opening the telecommunications sector (other than local fixed line services but including long distance) to private sector providers. In December 2002 and May 2004, licenses were granted to Movicom Bell South (now Telefónica) and America Móvil respectively, to provide mobile telephone services. The government has also approved the provision of long distance international telephone services by 18 companies in competition with ANTEL. Fourteen of those companies have commenced operations.
     The government also granted the Corporación Nacional Para el Desarrollo, or CND, a state-owned investment corporation, overall responsibility for the administration of a program of public works to be undertaken between 2003 and 2018. CND currently owns the concessions as well as 100% of the shares of Corporación Vial del Uruguay S.A, or CVU, a special-purpose company responsible for the projects. CVU and private companies have to date signed 50 contracts worth US$109 million for the construction of bridges and highways.

     In 2001, the government issued a decree approving the provision of postal services by private sector entities in competition with the state-owned postal service. There are numerous companies currently operating in the Uruguayan postal service market.
     In 2002, Congress passed a law authorizing the national oil refinery Administración Nacional de Combustibles, Alcohol y Portland , or ANCAP, to associate with private sector enterprises for the purpose of jointly carrying out oil refining and crude oil import activities, and doing away with the existing monopoly by 2006. However, the law was repealed in a plebiscite held on December 7, 2003.
     In September 2003, the government granted a 30-year concession to Puerta del Sur S.A. for the management and administration of the Montevideo airport.
     In October 2004, a constitutional referendum was approved providing that only state-owned entities may provide services in the water and sewage sectors, however the state is permitted to employ private sector sub-contractors to complete portions of the work.
     In July 2007, the government sold 75% of the equity of Pluna Airlines to Leadgate Investment Corporation (45%) and to Sociedad Aeronáutica Oriental S.A. (30%), and retained a 25% stake in the airline. The new company is called Pluna Líneas Aéreas S.A.
     In May 2008, the Executive Power enacted Decree 239/08 creating the “Uruguay Round 2009” program to be implemented by ANCAP. This program aims at awarding private sector enterprises with Hydrocarbon Exploration and Exploitation Contracts in off-shore Uruguayan areas, totaling approximately 74,000 square meters. The areas are divided into 11 blocks, each ranging between 4,000 and 8,000 square kilometers in water depths between 50 and 1,450 meters, situated in the Punta del Este basin, the southernmost region of the Pelotas basin and the Oriental Del Plata basin. From December 1, 2008 to April 30, 2009 ANCAP received the interest of prospective bidders and qualification documents. Bids are due between June 15, 2009 and July 1, 2009. ANCAP will open such bids on July 1, 2009 and, subject to the Executive Power’s approval, ANCAP will execute the contracts with the awarded bidders.
     The government does not have any current intention to seek any other amendment of the legal framework governing ANCAP’s activities, although it may still encourage ANCAP’s association with private sector firms in accordance with the current legal framework.
Environment
     The principal environmental concerns in Uruguay consist of industrial and urban pollution of water and soil. The Uruguayan Constitution provides for the right to a clean environment and Congress has enacted enabling legislation for the protection of the environment, including legislation which created the Ministry of Housing, Zoning and the Environment (Ministerio de Vivienda, Ordenamiento Territorial y Medio Ambiente) in 1990. Under a 1994 environmental law, potentially hazardous projects must be approved by the Ministry of Housing, Zoning and the Environment prior to their implementation. In addition to the Ministry of Housing, Zoning and the Environment, environmental supervision and regulation is carried out through many of the departments of the central government and state and municipal governments. In March 2000, Congress enacted a law creating a National System of

Protected Natural Areas and granting the Executive Power the authority to incorporate, by decree, areas into this system and limit or prohibit certain activities within and around these protected areas.
     Uruguay has received financing from the IADB for purposes of improving municipal infrastructure services for garbage collection and sewage treatment. The government presently requires environmental studies to be presented in connection with any proposals for construction and other projects. In addition, all projects financed by the IADB currently require environmental impact studies. Beginning in the late 1980’s, Uruguay also received a series of loans from the IADB to undertake cleaning up Montevideo’s coast, including the shoreline along the Río de la Plata.
     In May 2006, Argentina brought a claim to the International Court of Justice (“ICJ”) against Uruguay under the Treaty of the Uruguay River, alleging that by authorizing the construction of certain pulp mills in the Fray Bentos region, along the shores of the Uruguay river, Uruguay failed to honor its obligations under the treaty. Argentina claims that the pulp mills will irreparably harm the Uruguay river shore. Argentina sought an injunction, which the ICJ declined to grant. Evidence has been produced and allegations have been made, and a decision regarding the merits of Argentina’s claim is pending.

GROSS DOMESTIC PRODUCT AND STRUCTURE OF THE ECONOMY
     The following tables set forth information regarding GDP and expenditures for the periods indicated. The figures included in the table entitled “Gross Domestic Product by Expenditure” are based on current (nominal) prices for each year, whereas the percentage figures included in the table entitled “Change in Gross Domestic Product by Expenditure” are based on 2005 prices (in accordance with the Integral Revision of the National Accounts published by Banco Central in March 2009) to eliminate distortions introduced by changes in relative prices.
GDP and Expenditures
(thousands of 2005 pesos, except as otherwise indicated)

	2004		2005		2006(1)		2007(1)		2008(1)
GDP	Ps.	395,513	Ps.	425,018	Ps.	444,774	Ps.	478,495	Ps.	521,073
Imports of goods and services		110,229		121,018		138,912		148,216		177,691

Total supply of goods and services		505,742		546,037		583,686		626,711		698,764
Exports of goods and services		111,404		129,223		132,725		143,662		158,705

Total goods and services available for domestic expenditures	Ps.	394,348	Ps.	416,814	Ps.	450,962	Ps.	483,050	Ps.	540,059

Allocation of total goods and services:
Consumption (public and private)		324,586		341,591		365,710		392,438		426,836
Gross investment (public and private)		68,942		75,223		85,252		90,611		113,223

Total domestic expenditures	Ps.	393,528	Ps.	416,814	Ps.	450,962	Ps.	483,050	Ps.	540,059

GDP growth (%)		5.0		7.5		4.6		7.6		8.9

(1)	Preliminary data.

Source: Banco Central.
Gross Domestic Product by Expenditure
(% of total nominal GDP, unless otherwise indicated)

	2004	2005	2006(1)	2007(1)	2008(1)
Government consumption	11.0%	10.9%	11.2%	11.2%	11.7%
Private consumption	68.8	69.4	70.3	68.8	69.4
Gross fixed investment	14.4	16.5	18.0	17.3	18.7
Public sector (% of gross fixed investment)	1.9	3.4	3.0	3.5	5.3
Private sector (% of gross fixed investment)	6.4	13.2	12.8	13.9	18.7
Exports of goods and services	32.1	30.4	29.1	28.0	28.3
Imports of goods and services	29.4	28.5	30.9	28.9	32.3
Savings	16.7	17.6	16.9	19.0	17.9

(1)	Preliminary data.

Source: Banco Central.

Change in Gross Domestic Product by Expenditure
(% change from previous year except as otherwise indicated, 2005 prices)

	2004	2005	2006(1)	2007(1)	2008(1)
Government consumption	(2.7)%	1.3%	6.0%	5.0%	8.6%
Private consumption	3.9	5.9	7.2	7.7	8.8
Gross fixed investment	18.9	18.9	14.2	6.8	18.1
Public sector (% of gross fixed investment)	6.2	4.0	5.4	11.2	28.1
Private sector (% of gross fixed investment)	23.6	23.5	16.4	5.8	15.7
Exports of goods and services	23.4	16.0	2.7	8.2	10.5
Imports of goods and services	25.9	9.8	14.8	6.7	19.9

(1)	Preliminary data.

Source:	Banco Central.
Principal Sectors of the Economy
     GDP increased by 8.9% in real terms in 2008, by 7.6% in 2007 and by 4.6% in 2006, in each case with respect to the prior year. In spite of the adverse international economic and financial environment, the economy posted a seasonally adjusted rate of growth of 0.8% during the fourth quarter of 2008. High commodity export prices supported the improved performance of the agriculture, livestock and fishing and the manufacturing sectors since 2004. However, the Uruguayan economy relies heavily on services, including the commerce, restaurants and hotels sector, which involves a wide range of tourism services, the financial and insurance sector and the real estate and business services sector. In all, services accounted for approximately 57.4% of GDP in 2008. Manufacturing and agriculture, livestock and fishing also play an important role in the Uruguayan economy and accounted for 24.7% of GDP in 2008.
     In 2008, growth was fueled by high commodity prices, external direct investment and, in spite of the international crisis, a favorable regional economic climate. The sectors growing at a pace faster than GDP, were manufacturing, transportation, storage and communications and commerce, restaurants and hotels. The performance of the manufacturing sector reveals increased external demand, while domestic demand remained stable. Growth in manufacturing sector (17.3% in 2008) was driven primarily by producers of cellulose pulp, petrochemicals, foodstuff, wood, dairy products and other basic chemicals. Growth in the commerce, restaurants and hotels sectors (10.5% in 2008) is attributable to increased sales of imported goods and exports of tourism services. The fastest growing sector of Uruguay’s economy in 2008 was transportation, storage and communications (27.1% in 2008). Communications services alone posted a 68% increase, due to a strong growth of mobile technologies. Transports and storage, on their side, reflect not only increased passenger services as well as the fact that Uruguay continues to consolidate its position as a regional pole in logistic and distribution services.
     Construction grew 9% in 2008. The public sector increased investment in infrastructure, while the private sector accelerated the development of housing projects in the urban area of Montevideo.
     The electricity, gas and water sector contracted by 38.4% in 2008, as a result of the shift from hydroelectrical to oil-based sources of generation due to the drought affecting the Uruguayan basin.

     The following tables set forth the components of Uruguay’s GDP and their respective growth rates for the periods indicated. The discussion of the various sectors follows the order in which the sectors are presented in the tables. The percentages and figures included in the table entitled “Gross Domestic Product by Sector” are based on current (nominal) prices for each period, whereas the percentage figures included in the table entitled “Change in Gross Domestic Product by Sector” are based on 2005 prices to eliminate distortions introduced by changes in relative prices.
Gross Domestic Product by Sector
(in millions of US$ and % of GDP, nominal prices)

	2004			2005			2006(1)			2007(1)			2008(1)
Agriculture, livestock and fishing	US$	1,508	11.0%	US$	1,522	8.7%	US$	1,726	8.6%	US$	2,044	8.4%	US$	2,977	9.2%
Mining		26	0.2		43	0.2		51	0.3		62	0.3		85	0.3
Manufacturing		2,043	14.9		2,585	14.9		3,024	15.1		3,530	14.5		4,999	15.5
Electricity, gas and water		394	2.9		546	3.1		405	2.0		786	3.2		497	1.5
Construction		613	4.5		964	5.5		1,183	5.9		1,456	6.0		2,040	6.3
Commerce, restaurants and hotels		1,755	12.8		2,214	12.7		2,598	12.9		3,284	13.5		4,557	14.1
Transportation, storage and communications		1,112	8.1		1,440	8.3		1,671	8.3		1,981	8.1		2,818	8.8
Real estate and business services		1,874	13.7		2,386	13.7		2,716	13.5		3,270	13.4		4,224	13.1
Financial and insurance services		730	5.3		935	5.4		1,081	5.4		1,323	5.4		1,589	4.9
Services of the government		1,085	7.9		1,387	8.0		1,647	8.2		1,993	8.2		2,662	8.3
Other community, social and personal services		1,160	8.5		1,508	8.7		1,705	8.5		1,995	8.2		2,630	8.2
Net adjustments for payments made by financial institutions and import tariffs		1,412	10.3		1,874	10.8		2,267	11.3		2,589	10.6		3,129	9.7

GDP (in millions of US$ at nominal prices)(2)	US$	13,712	100%	US$	17,403	100%	US$	20,074	100%	US$	24,313	100%	US$	32,208	100%

GDP per capita	US$	4,153		US$	5,264		US$	6,057		US$	7,315		US$	9,660

(1)	Preliminary data.

(2)	Figures are not adjusted by purchasing power.

Source:	Banco Central.
Change in Gross Domestic Product by Sector
(% change from previous year, 2005 prices)

	2004	2005	2006(1)	2007(1)	2008(1)
Agriculture, livestock and fishing	9.9%	2.8%	3.4%	(5.8)%	5.5%
Mining	3.1	20.9	6.6	6.9	9.9
Manufacturing	7.6	11.6	7.9	7.0	17.3
Electricity, gas and water	(12.9)	5.7	(26.4)	55.3	(38.4)
Construction	6.7	15.1	10.1	5.5	9.0
Commerce, restaurants and hotels	9.2	7.6	6.0	12.7	10.5
Transportation, storage and communications	8.8	15.8	8.8	12.2	27.1
Real estate, business, financial and insurance services	1.5	2.8	2.2	6.2	4.8
Other services(2)	1.6	1.3	3.1	3.7	5.1
Total GDP	5.0%	7.5%	4.6%	7.6%	8.9%

(1)	Preliminary data.

(2)	Includes public sector services and other services.

Source:	Banco Central.

     Agriculture, Livestock and Fishing
     Uruguay’s territory consists primarily of vast plains, which, combined with its temperate climate, make the country well suited for agriculture and livestock. This sector grew between 2004 and 2008 driven by cereal and oil production fueled by high international commodity prices, as well as by milk and cattle production. Cereal and oil production grew 8.9% (2004), 3.2% (2005), 15.4% (2006), 2.9% (2007) and 20.3% (2008), primarily as a result of increased soy production during the first years and record production of wheat in each of 2006, 2007 and 2008. Milk and cattle production also increased persistently, with the exception of 2007, as production in that year was affected by adverse climate conditions and a contraction of international markets. However, the existing cattle stock satisfied the increasing external demand.
     The following table sets forth the production of selected primary goods for the periods indicated.
Selected Primary Goods Production
(in millions of US$, except as otherwise indicated)

	2004		2005		2006(1)		2007 (1)		2008 (1)
Cereals and oil products	US$	646	US$	622	US$	753	US$	1,014	US$	2,168
Rice		252		176		188		245		439
Wheat		103		77		95		193		381
Soybean		147		155		221		264		581
Pastures		86		109		104		135		327
Vegetables and fruits		214		254		280		481		705
Milk		182		235		249		311		466
Livestock except milk		1,051		1,097		1,238		1,326		1,651
Cattle		892		850		972		991		1,268
Wool		81		59		52		86		69
Forestry		122		138		157		184		271

Total agricultural production	US$	2,215	US$	2,347	US$	2,677	US$	3,316	US$	5,261

Cattle (in thousands of heads slaughtered)		2,233		2,490		2,667		2,255		2,276
Milk (in millions of liters)		1,277		1,352		1,420		1,266		1,426
Wool (in tons)		36,042		44,197		43,234		41,862		37,431

(1)	Preliminary data.

Source:	Banco Central.
     The following tables set forth percentage changes from prior years for agricultural and livestock production for the periods indicated, based on 2005 prices to eliminate distortions introduced by changes in relative prices.

Agricultural and Livestock Production
(% change from previous year, 2005 prices)

	2004	2005	2006(1)	2007(1)	2008(1)
Cereals and oil products	8.9%	3.2%	15.4%	2.9%	20.3%
Rice	6.3	3.0	(6.3)	7.1	(2.2)
Wheat	62.7	(12.1)	31.3	14.9	90.8
Soybean	46.2	29.0	25.7	7.5	9.2
Pastures	(22.6)	37.2	8.5	(5.5)	(2.1)
Vegetables and fruits	5.7	7.1	(3.5)	(3.3)	(5.9)
Milk	6.8	9.0	5.1	(10.9)	12.7
Livestock except milk	15.6	1.1	1.4	(8.4)	3.7
Cattle	10.0	7.2	(0.4)	(8.6)	3.4
Wool	3.0	22.5	1.6	(6.9)	(10.5)
Forestry	(4.3)	4.4	12.9	7.9	8.9
Total agricultural production	9.9%	3.5%	5.6%	(3.8)%	9.1%

(1)	Preliminary data.

Source:	Banco Central.
     Mining
     The mining sector mainly consists of stone and sand quarries. These products are used primarily in construction. Other contributors to the mining sector include smaller operations for the mining of gold and semi-precious stones, such as agate and amethyst. Mining has remained relatively constant as a percentage of GDP from 2004 through 2008 at around 0.3%. Uruguay has no known oil or natural gas reserves, although exploratory work has been undertaken in the coastal region. At present, several projects for the mining of nickel, copper and diamonds are being developed in Uruguay.
     Manufacturing
     Manufacturing has always been an important sector of Uruguay’s economy, accounting for 15.5% of GDP in 2008. In 2004, the manufacturing sector grew by 7.6% in real terms, compared to 2003. In 2005, the manufacturing sector grew by 11.6%. The most dynamic segments of the manufacturing sector in 2005 were foodstuffs and chemicals, which grew by 19.1% and 11.8% respectively in real terms, while tobacco was the less dynamic segment, contracting by 10.2% in real terms. In 2006, manufacturing grew by 7.9%, primarily due to an 7.8% increase in foodstuffs and other industries. In 2007, manufacturing grew by 7.0% in real terms compared to 2006, driven by an increase in foodstuffs and chemical production. In 2008, the manufacturing sector grew by 17.3%, increasing the sector’s contribution to GDP. Growth was fueled by pulp and paper activities, resulting from a pulp mill coming on line in mid-November 2007, foodstuffs and oil refined products.

     The following tables set forth information regarding goods production for the periods indicated.
Selected Manufacturing Goods Production
(in millions of US$)

	2004		2005		2006(1)		2007(1)		2008(1)
Foodstuffs:
Processed meats	US$	201	US$	252	US$	300	US$	288	US$	394
Dairy products		117		160		169		213		316
Wheat and rice mills		45		55		61		75		123
Baked goods		74		103		124		162		235
Other foodstuffs		222		298		364		454		517

Total foodstuffs		659		868		1,018		1,192		1,585
Beverages		82		127		135		166		247
Tobacco		18		22		22		25		28
Textiles		190		231		229		253		270
Leather goods		45		45		51		63		59
Chemicals		221		311		343		405		526
Oil and refined products		247		239		257		224		376
Machinery		164		195		260		333		425
Other industries		418		547		709		870		1.483

Total	US$	2,043	US$	2,585	US$	3,024	US$	3,530	US$	4,999

(1)	Preliminary data.

Source:	Estimates based on data of Banco Central and the National Statistics Institute.
Manufacturing Gross Production
(% change from previous year, 2005 prices)

	2004	2005	2006(1)	2007(1)	2008(1)
Foodstuffs:
Processed meats	39.9%	22.2%	7.8%	(12.5)%	1.9%
Dairy products	1.2	14.0	3.3	4.9	11.1
Wheat and rice mills	7.4	14.2	0.4	(0.3)	13.0
Baked goods	(1.7)	1.2	10.2	9.6	5.0

Total foodstuffs	14.2	19.1	7.8	3.1	7.8
Beverages	10.2	8.0	1.4	11.9	15.1
Tobacco	(12.3)	(10.2)	(3.4)	3.5	(5.2)
Textiles	(7.8)	1.9	(2.9)	5.9	(4.8)
Leather goods	(15.9)	11.1	4.9	13.7	(13.7)
Chemicals	10.9	11.8	5.3	10.9	6.5
Oil and refined products	52.5	3.7	(8.1)	(13.2)	30.5
Machinery	(3.5)	1.7	16.5	12.5	5.2

Total	7.5%	14.2%	7.9%	7.0%	17.3%

(1)	Preliminary data.

Source:	Banco Central.
     Electricity, Gas and Water
     Energy consumption in Uruguay consists of oil and gas, electricity and wood. Electricity is produced primarily from hydroelectric sources and is provided by Usinas y Transmisiones Eléctricas or UTE, a state-owned entity. Electricity can be imported freely and Uruguay imports electricity from Argentina and Brazil. Uruguay plans to build an electrical transmission line between San Carlos (Uruguay) and Candiota (Brazil), with an intermediate frequency converter in Cerro Largo (Uruguay), with financing expected to be provided by the Structural Funds of the Mercosur and the Banco Nacional de Desenvolvimiento Economico e Social of Brazil or another

Brazilian financial institution. The Uruguayan government expects this line to be operative in two years. The country imports all of its oil and gas supplies from various international sources and has a state-owned oil refining company, ANCAP. Uruguay’s economy is therefore vulnerable to increases in international oil prices. With a view to reduce oil imports, ANCAP has recently invested in biodiesel plants intended to be operative in September 2009. To increase its fuel transportation capacity, ANCAP has also recently invested in vessels. The government has also launched the Uruguay Round 2009 aimed at awarding private sector enterprises with hydrocarbon exploration and exploitation contracts in off shore Uruguayan areas. See “The Economy – Privatizations.” Natural gas can be imported freely, and its distribution and transportation have been opened to private investment.
     The electricity, gas and water sector’s performance has varied over the past five years, mainly as a result of the electricity sector’s performance, which in turn depends on the type of electricity generated (thermoelectric and/or hydroelectric). In 2007, the electricity, gas and water sector grew 55.3% in real terms driven by a generalized increase in production of all items, which improved its performance compared to 2006. The improved results in the electricity segment 2007 are largely attributable to increased production of hydroelectric energy, sold in the domestic market as well as abroad. In each of 2008 and in 2006, the electricity, gas and water sector decreased as compared to its previous year. This was caused by an increase in thermoelectric generation, due to insufficient hydroelectric generation as a result of droughts.
     Construction
     In 2004, the construction sector recorded a growth for the first time since 1999, expanding by 9.5% in real terms compared to 2003. This increase was largely due to a greater private sector activity, including public works projects undertaken by private companies. In 2005, the construction sector grew at an annual rate of 22.2%, primarily driven by the construction of a paper pulp mill in Fray Bentos and commercial real estate in Maldonado. Growth continued through 2006, 2007 and 2008, at annual rates of 10.1%, 5.5% and 9.0%, respectively, fueled by public and private sector investment.
     Commerce, Restaurants and Hotels
     The commerce, restaurants and hotels sector, which includes retail business and captures a portion of Uruguay’s gross tourism receipts, rebounded in 2004 after the 2002 economic crisis, which continued to have effects into 2003, growing by 21.4% in real terms compared to the previous year. This growth primarily reflects the improved conditions of the Argentine economy with the resulting increase in Argentine tourist arrivals in Uruguay, as well as increased tourist inflows from other regions, including Europe, and the recovery of domestic demand.
     During 2005, this sector grew at an annual rate of 6.5%, mainly reflecting increased expenditures by tourists coming from outside the region. In 2006, the commerce, restaurants and hotels sector grew by 6.0% in real terms, primarily due to the recovery of the commercial activities. In 2007, this sector expanded by 12.7%, driven by an increase in the average expenditure by tourist as well as by demand for these services by local households. In 2008, the sector grew by 10.5% in real terms, driven primarily by an increase in wholesale and retail trade services (mainly imported goods) and an expansion of the restaurants and hotels activities. The commerce, restaurants and hotels sector accounted for approximately 14.1% of GDP in 2008.
     Commerce, on its own, accounts for 10.9% of the sector’s 14.1% of GDP. In 2004, for the first time since 1999, the commerce sector showed signs of recovery growing by 9.7% in real terms compared to 2003. In 2005, the commerce sector grew by 9.3% in real terms, compared to 2004, and in 2006 it grew by 5.6% compared to 2005, increasing the sector’s contribution to GDP to 10.8%. In 2007, the commerce sector grew by 13.7%, primarily due to a 12.5% increase in trade services. In 2008, the commerce sector grew by 10.9%, driven by wholesale sales, which increased 11.8%, compared to an increase of 7.3% of retail sales, in each case compared to 2007.
     Transportation, Storage and Communications
     The transportation, storage and communications sector grew in real terms by 13.3% in 2004 and 14.4% in 2005, mainly as a result of communications activities. In 2006 and 2007 this sector grew by 8.8% and 12.2% respectively, due to both an increase in transportation (mainly of passengers) as well as communications activities. In 2008, the sector grew at a rate of 27.1%, primarily due to the increase in the demand for mobile phone services.
     Real Estate, Business, Financial and Insurance Services
     The real estate and business sector and the financial and insurance services sector grew 17.4% in real terms during the period 2004 — 2008. This growth was driven primarily by the financial and insurance services sector and by the business services segment, as a result of a trend in the manufacturing sector to sub-contract administrative, maintenance and cleaning services. Real estate also grew during this period driven by tourism rentals and purchases.
     Uruguay established a strong reputation as a regional financial center in the early 1980’s, primarily due to its free foreign exchange and capital markets, which were liberalized in 1974, its banking and tax reporting secrecy legislation, and its low tax rates. During periods of economic turmoil in the region, such as 1995, 1998 and 2001, Uruguay’s financial sector saw deposits from foreign sources increase as depositors sought a safer haven for their savings.
     Beginning in 2002, Uruguay’s financial sector was significantly affected by Argentina’s crisis. Large withdrawals of deposits during 2002 significantly exceeded the liquidity of four private banks (including the two largest private banks which were branches of Argentine based banks), which ceased to operate and entered a liquidation stage. Through multilateral financial support from the IMF, the World Bank and the IADB, the government was able to provide the necessary liquidity to government-owned banks and to the three largest private banks to honor sight deposits existing as of July 30, 2002, thereby mitigating to some extent the impact of the crisis of the banking sector on the economy as a whole.
     The financial and insurance services sector’s contribution to GDP has declined since 2002 as other sectors of the economy have grown at a faster pace in relative terms. The decline of the contribution of the financial and insurance services sector to the GDP is attributable to a change in the methodology of the calculations.

Role of the State in the Economy
     The government continues to participate in the economy through state ownership of certain companies. The government, however, has emphasized its willingness to prepare state-owned companies for competition, as it takes measures to reduce further barriers to trade and to deregulate markets. It has also stated its intention to draw clearer distinctions between the role of the state as a regulator and as a shareholder or owner of commercial enterprises. In that respect, a number of regulatory entities were created to monitor the telecommunications, water, electricity, railway freight, oil and sanitation sectors. Since 1999, legislation has been passed to allow the private sector to participate in the provision of telephone (other than fixed line) and railroad services, in the administration of maritime ports, in the importation and distribution of natural gas and in certain other areas of the economy previously restricted to the public sector.
     At present, the government owns:
1.	the local telecommunications company (ANTEL);

2.	the oil refinery company (ANCAP);

3.	the electric power utility (UTE);

4.	the water and sewage authority, Obras Sanitarias del Estado (OSE);

5.	Administración Nacional de Puertos (ANP), which operates most of Uruguay’s ports;

6.	Administración de Ferrocarriles del Estado (AFE), which operates railway freight services;

7.	Banco de la República and Banco Hipotecario (state-owned financial institutions);

8.	Banco de Seguros del Estado (an insurance company); and

9.	Administración Nacional de Correos, a postal services company that competes with several private sector companies.
     UTE provides electric power and services to Uruguay. With the exception of Salto Grande, a binational hydroelectric facility jointly owned by the Uruguayan and Argentine governments, UTE owns and operates all of the hydroelectric generation plants in Uruguay. It also owns and operates several thermoelectric and gas facilities and all of Uruguay’s electricity transmission assets. UTE currently provides all of the domestic electricity services in Uruguay, although under recent legislative measures and presidential decrees the private sector may engage in generation activities and industrial consumers should soon be able to purchase energy directly from foreign sources taking advantage of interconnection arrangements with Brazil and Argentina.

     ANTEL has been the traditional provider of domestic and international long-distance telephone services in Uruguay. The company also provides basic telephone service in localities outside major urban areas, and has developed rural telephone services.
     OSE is Uruguay’s largest water company, providing water and sanitation services to all of the country and sewage services outside Montevideo.
     ANCAP is the national oil refinery, responsible for processing the crude oil imported by Uruguay and marketing refined products.
     Uruguay imports all the natural gas it consumes. Privately owned companies run the gas transportation and distribution business within a regulatory framework based on the granting of concessions contracts and decrees of the government.
     For a description of the functions and operations of Banco de la República and of Banco Hipotecario, see “The Banking Sector.”
     During the last eight years, non-financial state-owned enterprises have in the aggregate recorded operating profits. The combined surpluses of non-financial public-sector enterprises as a percentage of GDP ranged from 0.4% in 1999 to 1.5% in 2004, compared to a deficit of 0.3% in 1994. In 2005, the combined surplus of the non-financial public-sector enterprises declined to 0.9% of GDP mainly due to the impact of the increase in the price of crude oil on ANCAP’s operations and the negative effect of the 2005 drought on UTE’s balance sheet. In 2006, the non-financial public-sector enterprises in the aggregate generated limited revenues for the government, as their results were adversely affected by the drought and the increased prices of oil and the government’s decision not to fully pass on the cost to retail prices. During 2007 the combined surplus of the non-financial public sector enterprises represented a 1.4% of the GDP. It is expected that the non-financial public sector enterprises in 2008 will record a combined operating surplus although smaller as a percentage of GDP than in 2007. While most non-financial public sector enterprises are expected to record operating surpluses in 2008, the UTE’s operations were adversely affected by the continued drought and high oil prices, which in turn adversely affected UTE’s results since the increased costs of generating energy were not passed on fully to the public.
     At this time the government has no plans to privatize any public sector enterprises.

     The following table sets forth selected financial data for the principal state-owned enterprises as of the dates and for the periods indicated.
Principal Public Sector Enterprises
(in millions of US$)

				Percentage of
	Total Assets	Total Liabilities	Net Profits	State Ownership
ANCAP(1)	1,244	539	33	100%
ANP(1)	460	41	(1)	100%
AFE(1)	188	14	(20)	100%
ANTEL(1)	1,131	175	88	100%
OSE(1)	1,029	164	39	100%
UTE(1)	3,512	508	198	100%

(1)	Data as of and for the year ended December 28, 2007. Converted into U.S. dollars at the rate of Ps.21.55 per US$1.00, the market rate on December 28, 2007.

Source:	Financial statements of each public enterprise.
Employment, Labor and Wages
     Employment
     The employment rate rebounded to 50.8% in 2004, recovering from the 2002 economic crisis. It rose to 51.4% in 2005, 53.9% in 2006, 56.7% in 2007, reaching 57.7% in 2008. Unemployment declined steadily from 13.1% in 2004, reaching 7.9% in 2008. The continued recovery of the economic activity in Uruguay since 2004 explains the continued decrease in the nationwide unemployment rate to date. Manufacturing, commerce, restaurants and hotels, construction services and other services were the principal sectors that contributed to the recovery of employment during the period 2004–2008.
     The following table sets forth certain information regarding employment and labor in Uruguay as of the dates indicated.

Employment and Labor
(% by population)

	December 31,
	2004	2005	2006	2007	2008
Nationwide (urban):
Participation rate(1)(2)	58.5%	58.5%	60.9%	62.7%	62.6%
Employment rate(3)	50.8%	51.4%	53.9%	56.7%	57.7%
Unemployment rate(4)	13.1%	12.2%	11.4%	9.6%	7.9%
Montevideo:
Participation rate(1)(2)	59.8%	59.1%	61.6%	64.0%	63.9%
Employment rate(3)	52.0%	52.1%	55.1%	58.4%	59.3%
Unemployment rate(4)	12.9%	11.8%	10.6%	8.6%	7.2%

(1)	To be considered employed, a person above the minimum age requirement (14 years old) must have worked at least one hour with remuneration or fifteen hours without remuneration during the preceding week.

(2)	Labor force as a percentage of the total population above the minimum age requirement.

(3)	Employment as a percentage of the total population above the minimum age requirement.

(4)	Unemployed population as percentage of the labor force.

Sources:	Instituto Nacional de Estadística (INE) and Banco Central.
     The composition of employment by activities in Uruguay generally reflects the composition by activities of the GDP. Unionized labor in Uruguay is concentrated primarily in the public sector and the manufacturing, construction and financial services sectors of the economy.
     The following table sets forth information regarding the percentage of the labor force by sector of the economy for the periods indicated.
Labor force(1)
(% by sector)

	2004	2005	2006	2007	2008
Agriculture, livestock, fishing and mining	5.1%	4.6%	4.8%	5.2%	5.2%
Manufacturing, electricity, gas and water, and construction services	21.4%	21.7%	22.1%	22.5%	22.2%
Services(2)	73.5%	73.7%	73.1%	72.3%	72.6%

Total	100.0%	100.0%	100.0%	100.0%	100.0%

(1)	Refers to population in cities over 5,000 inhabitants.

(2)	Includes first-time job seekers and people that have been unemployed for more than a year.

Source:	Instituto Nacional de Estadística (INE).
     Since Uruguay’s return to democratic rule, unions have declined in power and importance. Nonetheless, strikes and other actions by unions have occurred on occasion, normally in the form of general, one-day strikes. In cases of strikes which threaten to have a material adverse effect on private or public sector functions, the government can declare that the labor functions which are the subject of the strike provide “essential services” to the country, thereby making the strike illegal. In various instances during the past ten years, the government has threatened to disband or in fact disbanded strikes on the basis that the services provided were essential to the country. During 2007 and 2008, labor unions increased their demands for improvements in salaries and working conditions. However according to “Indice de conflictividad laboral” (labor conflict index) published by Universidad Católica del Uruguay, conflicts have decreased 21% in 2007 in comparison to 2002.

     Wages
     The following table sets forth information about wages for the periods indicated.
Average Real Wages
(annual average % change from previous year,
unless otherwise indicated)

	2004	2005	2006	2007	2008
Average real wages	(0.1%)	4.6%	4.4%	4.8%	3.5%
Public sector	2.6	5.7	3.3	5.2	3.6
Private sector	(1.5)	4.0	5.0	4.5	3.5

Source:	Instituto Nacional de Estadística (INE).
     Public sector wages increased nominally by 13.4% from December 31, 2003 to December 31, 2004 and the average public sector wage level for 2004 increased by 2.6% in real terms compared to 2003. Private sector wages, however, lost ground in real terms in 2004. The increase in real wages in the private sector that started during the third quarter of 2004 continued in 2005 and 2006. During 2006, real wages increased by 4.4% compared with 2005. The real wage increase in the public sector during 2006 was 3.3%, whereas the real wage increase for the private sector was 5.0%. After 2006, increases in real wages were discussed within the context of a collective bargaining mechanism involving the principal sectors of the economy, with government participation in the negotiations. During 2007, the increase in real wages in the public sector was 5.2% and real wage increases for the private sector was 4.5%. In 2008, the average increase in public sector wages was 3.6% and 3.5% in private sector wages. Under the collective bargaining rules, which were not followed during the 1990s, each sector of the economy negotiates wage increases twice a year.
Poverty and Income Distribution
     Poverty levels in Uruguay have decreased sharply in recent years due to the economic recovery. According to the National Statistics Institute, the percentage of Uruguayan urban households with an income below the minimum amount needed to purchase essential food and non-food requirements was 21.7% in the first semester of 2008 compared with 30.7% in 2003.
     While Uruguay has disparities in the distribution of wealth and income, which increased in recent years, such disparities are of a lesser magnitude than those of other Latin American nations such as Brazil, Colombia, Chile, Argentina, Mexico and Venezuela. As set forth in the table below, in 2007, 34.8% of the national income in Uruguay was concentrated in the hands of the top 10.0% of the economically active population as compared to 47.2% of the national income for Brazil, 37.0% for Costa Rica, 41.9% for Chile, 40.8% for Argentina and 39.4% for Mexico (the percentage of the last three countries are for the year 2006).

     The following table outlines the data on income distribution for the periods indicated.
Evolution of Income Distribution of Urban Households
Population of Uruguay
(% of national income)

Income Group	1999	2002	2004	2005	2007
Lowest 40%	14.5%	13.9%	13.6%	13.9%	13.7%
Next 30%	23.9	23.2	22.9	23.3	23.0
Next 20%	28.1	28.3	27.9	28.1	28.5
Highest 10%	33.5	34.6	35.6	34.7	34.8

Total	100.0%	100.0%	100.0%	100.0%	100.0%

Source:	CEPAL.
     The government has sought to address problems relating to poverty through health care accessibility and other measures. See “The Economy – The Economic Policies of the Vazquez Administration.” Uruguay has a public health system that gives access to services on a sliding-scale basis, where fees are based on a citizen’s ability to pay, and guarantees medical care for workers. The government also maintains funds for the extraordinary medical expenses of the needy.

FOREIGN MERCHANDISE TRADE
     Uruguay’s exports primarily comprise commodities (farm products and paper pulp).
     Merchandise exports in 2005 increased by 18.5% (measured in U.S. dollars) compared to 2004, largely as a result of an increase in exported quantities of primary products. In 2006, merchandise exports increased by 17.5% (measured in U.S. dollars) compared to 2005, largely as a result of continued increases in exports of meat and other traditional products. In 2007, merchandise exports increased by 13.9% (measured in U.S. dollars) compared to 2006, driven by the increase in exports of chemical and meat products. In 2008, merchandise exports increased by 37.9% (measured in U.S. dollars) compared to 2007, mainly as a result of exports of paper pulp, processed meat and agricultural products.
     Merchandise imports in 2005 increased by 24.4% (measured in U.S. dollars) compared with 2004. A significant portion of the increase in imports was attributable to higher international prices for oil, of which Uruguay is an importer. The increase of merchandise imports in 2005 was also fueled by imports of capital goods. In 2006, merchandise imports increased by 23.9% (measured in U.S. dollars) compared to 2005, primarily due to the significant increase in imports of intermediate goods. In 2007, merchandise imports grew 17.1% (measured in U.S. dollars) compared to 2006, driven by a 35.5% increase in imports of capital goods.
     A significant portion of Uruguay’s merchandise trade has involved its neighbors and principal trading partners, Argentina and Brazil. With the initial consolidation of the Mercosur in the 1990’s, Brazil and Argentina became Uruguay’s principal trading partners. By 1998, those two countries together accounted for more than 50% of Uruguay’s exports. This regional concentration has subjected Uruguay’s economy to the volatility that has characterized the economies of Uruguay’s neighbors. To mitigate the adverse impact on Uruguay’s foreign trade resulting from imbalances that develop within Mercosur, the government has actively promoted Uruguayan exports in markets outside Mercosur within the framework of regional as well as bilateral agreements. The increased competitiveness of Uruguayan exports since 2002 initially resulted in exports to the region becoming less significant as a percentage of Uruguay’s total exports. In addition to its bilateral free trade agreement with Mexico, which became effective on July 15, 2004, on June 11, 2004 Uruguay and Iran signed a framework agreement to promote bilateral trade. Uruguay will also seek to take advantage of opportunities to increase its exports that may arise from the agreements reached by Mercosur with each of Israel and Venezuela in 2005.
     Mercosur member states remain the main destination of Uruguay’s exports and source of its imports. Exports to Argentina and Brazil accounted for 23.1% of total exports in 2004, 20.1% of total exports in 2005, 20.8% of total exports in 2006, 22.0% of total exports in 2007 and 22.3% of total exports in 2008. Even more significantly, Argentina and Brazil accounted for 43.9% of total imports in 2004, 41.6% of total imports in 2005, 45.6% of total imports in 2006, 45.7% of total imports in 2007 and 43.3% of total imports in 2008. In 2008, exports to Brazil included wood pulp, malt, plastics and cereals, exports to Argentina were concentrated in oil refined products, plastics and autoparts, and Venezuela was the destination primarily of milk and diary products.

     In 2004, Europe accounted for 21.2% of Uruguay’s merchandise exports and 23.7% of its merchandise imports, compared to 24.7% and 8.8% of exports and imports in 2008, respectively. Merchandise exports to Asia have fluctuated slightly remaining below 10.0% over the past five years, accounting for 7.7% of Uruguay’s total merchandise exports in 2004 and 6.5% of total merchandise exports in 2008.
     The United States is another of Uruguay’s major trading partners. While Uruguay’s merchandise imports from the United States have fluctuated since 2002 (as a percentage of total imports) first decreasing to 6.7% in 2005 and recovering to 7.3% in 2007, the United States attracted an increasing percentage of Uruguay’s total merchandise exports after the 2002 crisis reaching a historical record of 21.1% of total exports in 2005, and accounting for 10.2% of total exports in 2007. Exports to United States declined significantly in 2008, accounting for only 3.2% of total exports due to a decline in the demand by the United States mainly of processed meats.
     Uruguay has diversified and increased substantially its merchandise exports over time. After peaking at US$2.8 billion in 1998, merchandise exports decreased to US$1.9 billion in 2002, primarily due to the impact of the uncertainties affecting the Brazilian economy and the recession affecting Argentina. Merchandise exports began to recover in 2003, increasing to US$2.2 billion in 2003, primarily due to the improved competitiveness created by the real devaluation of the peso and further increased to US$2.9 billion in 2004, mainly as a result of increased demand for Uruguayan exports and elevated prices for several of Uruguay’s commodity exports. The real appreciation of the peso during 2005 did not adversely impact exports, which reached US$3.6 billion, mainly due to the growth in export sales of meat, rice and diary products. In 2006, exports totaled US$4.2 billion, due to an increase in exports of traditional products and in 2007, merchandise exports amounted US$4.5 billion driven by a significant increase in non traditional exports. In 2008, merchandise exports totaled US$6.7 billion, increasing by 37.9% compared to 2007.
     Merchandise exports have historically been concentrated on agriculturally based traditional and manufactured products, such as wool, meat, rice and textiles. Uruguay was first declared free of foot and mouth disease in 1995. This measure granted Uruguay access to broader markets and allowed it to obtain higher prices for its beef. However, an outbreak of foot and mouth disease in Uruguay in 2000 severely affected meat exports during the last quarter of 2000. The government responded by implementing a vaccination program aimed at preventing the spread of the disease. Exports of Uruguayan beef to Uruguay’s traditional export markets, including Brazil, Chile, Israel and the European Union, which were closed following the outbreak of foot and mouth disease in 2000 and 2001, resumed during the last quarter of 2001. By late 2002, Canada, Chile and certain other countries had also recognized Uruguay as free from foot and mouth disease and, in 2003, beef exports regained access to the United States market as well. Exports of Uruguayan beef (in U.S. dollars) increased by 66.7% in 2004 compared to 2003, by 23% in 2005 compared to 2004, and by 25.4% in 2006 compared to 2005. However, beef exports decreased by 0.3% in 2007 compared to 2006 but increased by 47.0% in 2008 compared to 2007. Since 2008, paper pulp accounts for 8.0% of Uruguay’s exports.
     Imports have increased over time and become more diverse due to a combination of factors, including increased production and economic activity and the reduction of tariff and non-tariff import barriers. In 2004, driven primarily by improved general economic conditions and the recovery of domestic demand, total imports increased by 42.3% (US$3,119 million), of which 71.4% represented intermediate goods, 18.4% consumer goods and 10.3% capital goods. In 2005, total imports increased by 24.4% and consisted of consumer goods (20.1%), intermediate goods (68.2%) and capital goods (11.7%). In 2006, total imports increased by 23.9%, of which 20.1% represented consumer goods, 68.8% intermediate goods and 11.1% capital goods. This trend continued in 2007 with an increase of 17.1%, of which 21.3% represented consumer goods, 65.9% intermediate goods and 12.8% capital goods. In 2008, total imports increased by 58.7%, of which 17.9% represented consumer goods, 66.8% intermediate goods and 15.3% capital goods.

     The following tables set forth information on exports and imports for the periods indicated.
Merchandise Trade
(in millions of US$ and % of total exports/imports)

	2004			2005			2006(1)			2007(1)			2008(1)
EXPORTS (FOB)
Agricultural products	US$	219	7.1%	US$	225	6.2%	US$	247	5.7%	US$	376	7.7%	US$	599	8.9%
Processed meats		738	24.1%		907	25.0%		1,138	26.7%		1,021	21.0%		1,501	22.4%
Dairy products		175	5.7%		246	6.7%		257	6.0%		337	6.9%		432	6.4%
Wheat and rice mills		165	5.3%		204	5.6%		224	5.2%		287	5.9%		464	6.9%
Other foodstuffs		226	7.3%		239	6.5%		319	7.4%		423	8.7%		463	6.9%
Textiles		178	5.8%		182	5.0%		182	4.2%		203	4.1%		189	2.8%
Leather goods		235	7.6%		243	6.7%		296	6.9%		298	6.1%		250	3.7%
Paper pulp		50	1.6%		53	1.4%		54	1.2%		51	1.0%		565	8.4%
Chemicals		166	5.4%		196	5.4%		224	5.2%		290	5.9%		393	5.8%
Oil and refined products		128	4.1%		148	4.0%		135	3.1%		124	2.5%		184	2.7%
Plastic products		65	2.1%		87	2.3%		107	2.5%		127	2.6%		152	2.2%
Motor vehicles and parts		56	1.8%		68	1.8%		111	2.6%		124	2.5%		165	2.4%
Other		660	21.5%		827	22.8%		965	22.6%		1,195	24.6%		1,343	20.0%

Total exports	US$	3,060	100.0%	US$	3,626	100.0%	US$	4,260	100.0%	US$	4,855	100.0%	US$	6,699	100.0%

IMPORTS (CIF)
Consumer goods	US$	573	18.4%	US$	781	20.1%	US$	966	20.1%	US$	1,197	21.3%	US$	1,598	17.9%
Intermediate goods		2,225	71.4%		2,645	68.2%		3,308	68.8%		3,710	65.9%		5,971	66.8%
Capital goods		320	10.3%		453	11.7%		532	11.1%		721	12.8%		1,364	15.3%

Total imports	US$	3,119	100.0%	US$	3,879	100.0%	US$	4,806	100.0%	US$	5,628	100.0%	US$	8,933	100.0%

Merchandise trade balance:	US$	(181)		US$	(457)		US$	(817)		US$	(1,113)		US$	(1,984)

(1)	Preliminary data.

Source:	Banco Central.

Geographical Distribution of Merchandise Trade
(in millions of US$, unless otherwise indicated)

	2004			2005			2006(1)			2007(1)			2008(1)
EXPORTS (FOB)
Americas:
Argentina	US$	223	7.3%	US$	267	7.4%	US$	302	7.1%	US$	443	9.1%	US$	507	7.6%
Brazil		484	15.8		460	12.7		584	13.7		732	15.1		987	14.7
United States		578	18.9		764	21.1		523	12.3		493	10.2		214	3.2
Other		488	15.9		573	15.8		670	15.7		783	16.1		1,058	15.8

Total Americas		1,773	57.9		2,064	56.9		2,079	48.8		2,451	50.5		2,766	41.3

Europe:
European Union:
France		33	1.1		31	0.9		33	0.8		35	0.7		34	0.5
Germany		152	5.0		145	4.0		164	3.9		205	4.2		213	3.2
Italy		91	3.0		93	2.6		113	2.7		100	2.1		144	2.1
United Kingdom		92	3.0		85	2.4		96	2.3		120	2.5		172	2.6
Other EU		206	6.7		238	6.6		258	6.1		349	7.2		557	8.3
Total EU		573	18.7		592	16.3		664	15.6		810	16.7		1,120	16.7
EFTA(2) and other		77	2.5		110	3.0		430	10.1		268	5.5		536	8.0

Total Europe		649	21.2		702	19.4		1,094	25.7		1,078	22.2		1,656	24.7

Africa		63	2.0		105	2.9		183	4.3		157	3.2		210	3.1
Asia		235	7.7		279	7.7		361	8.5		387	8.0		435	6.5
Middle East		123	4.0		162	4.5		179	4.2		160	3.3		303	4.5
Free Trade Zone(3)		123	4.0		204	5.6		271	6.4		341	7.0		750	11.2
Other		94	3.1		110	3.0		93	2.2		280	5.8		579	8.6

Total	US$	3,060	100.0%	US$	3,626	100.0%	US$	4,260	100.0%	US$	4,885	100.0%	US$	6,699	100.0%

IMPORTS (CIF)
Americas:
Argentina	US$	691	22.2%	US$	786	20.3%	US$	1,103	23.0%	US$	1,255	22.3%	US$	2,250	25.2%
Brazil		677	21.7		825	21.3		1,084	22.6		1,314	23.4		1,618	18.1
United States		220	7.1		259	6.7		326	6.8		413	7.3		530	5.9
Other		142	4.6		426	11.0		799	16.6		885	15.7		1,073	12.0

Total Americas		1,731	55.5		2,295	59.2		3,313	68.9		3,868	68.7		5,471	61.2

Europe:
European Union:
France		52	1.7		68	1.7		82	1.7		84	1.5		102	1.1
Germany		83	2.6		88	2.3		99	2.1		112	2.0		142	1.6
Italy		66	2.1		76	2.0		82	1.7		94	1.7		117	1.3
United Kingdom		29	0.9		34	0.9		46	1.0		43	0.8		56	0.6
Other EU		130	4.2		142	3.7		160	3.3		223	4.0		315	3.5
Total EU		360	11.6		407	10.5		469	9.8		556	9.9		733	8.2
EFTA(2) and other		380	12.2		346	8.9		89	1.9		249	4.4		53	0.6

Total Europe		741	23.7		753	19.4		559	11.6		805	14.3		785	8.8

Africa		170	5.4		334	8.6		172	3.6		55	1.0		309	3.5
Asia		332	10.7		471	12.1		603	12.5		860	15.3		1,359	15.2
Middle East		129	4.1		13	0.3		142	3.0		16	0.3		37	0.4
Other		17	0.5		12	0.3		17	0.4		25	0.4		972	10.9

Total	US$	3,119	100.0%	US$	3,879	100.0%	US$	4,806	100.0%	US$	5,628	100.0%	US$	8,933	100.0%

(1)	Preliminary data.

(2)	European Free Trade Association.

(3)	Reflects exports from Uruguay to the free trade zones within its territory, for further export, typically as part of a manufactured good comprising inputs produced in third countries, to destinations of which Uruguay does not maintain statistics.

Source:	Banco Central

FOREIGN TRADE ON SERVICES
     Uruguay’s services trade has traditionally been heavily concentrated in Argentina and Brazil and has been driven principally by tourism, transportation and financial services and, since 2007, transactions made from free zones.
     Gross tourism receipts generally declined steadily between 1997 and 2003, dropping by 42.6% in 2002 compared to 2001 and by 1.7% in 2003 compared to 2002. This trend was reversed in 2004 and 2005, when gross tourism receipts increased by 43.2% and 20.2%, respectively. After increasing only by 0.4% in 2006, gross tourism receipts increased by 35.3% in 2007 and 28.9% in 2008 in spite of the fact that the number of tourist arrivals decreased by 0.5% in 2007. Gross tourism receipts and the number of tourists arrivals increased by 28.8% and 10.0%, respectively, in 2008. Also a higher per capita level of expenditures and a longer average length of stay have contributed to improve gross tourism receipts.
Revenues from Tourism

	Number of	Gross Tourism
	Tourist Arrivals	Receipts
	(in thousands)	(in millions of US$)
2004	1,871	494
2005	1,917	594
2006	1,824	598
2007	1,815	809
2008	1,998	1,042

Source:	Banco Central.
     During the 1990s, Uruguay’s tourism sector benefited from the improving economic situation in the region, particularly in Brazil and Argentina, and the increased sophistication of the services offered, including increased and diversified offerings of cultural, social and sports activities. There was an increase in repeat weekend travelers to Punta del Este, and through 1997 an increase in ownership of houses and apartments in this beach area mainly by tourists from Argentina, followed by others from Brazil, Paraguay the United States and, in third place, European countries. New tourism services in regions outside of Punta del Este have also developed, in particular in the northern part of Uruguay where there are several thermal baths and tourist “estancias,” or ranches, which attract tourists from regional and urban areas and from Europe and the United States during Uruguay’s low season in winter. The total number of tourist arrivals increased by 11.4%, 24.1%, 2.5% in 2003, 2004 and 2005, respectively. The total number of tourists declined in 2006 and 2007 but increased by 10% in 2008. Tourism from, as well as trade with or transiting through, Argentina in 2006, 2007 and 2008 was adversely affected by the interruption of international traffic caused by Argentine demonstrators opposing the construction of two pulp mills in the Fray Bentos region. See “Balance of Payments—Foreign Investment.”

     The following table sets forth the percentage of tourist arrivals from Argentina, Brazil and other countries for the periods indicated.
Tourist Arrivals
(% by country)

	2004	2005	2006	2007	2008
Argentina	59.3%	57.8%	53.4%	50.0%	52.4%
Brazil	10.0%	10.3%	12.5%	15.8%	14.9%
Other	30.7%	31.9%	34.0%	34.2%	32.7%

Total	100.0%	100.0%	100.0%	100.0%	100.0%

Sources:	Banco Central and the Ministry of Tourism.
     Until the 2002 banking crisis, financial and insurance services, primarily banking and corporate services, contributed to the growth in services exports. Uruguay’s bank secrecy laws and the ability of companies to issue bearer shares attracted foreign funds. Deposits by non-residents with the financial sector totaled approximately US$6.6 billion at December 31, 2001. In 2002, deposits by non-residents with the financial sector decreased significantly to less than US$2.3 billion at December 31, 2002, including approximately US$1.2 billion held with BGU, Banco de Crédito, Banco Montevideo and Banco Comercial, all of which had their operations suspended and have since been liquidated or, in the case of BGU, closed. Following the banking crisis in 2002, deposits by non-residents began to recover, reaching US$3.4 billion as of December 31, 2008, representing 29.0 % of total foreign currency deposits held by the non-financial private sector with the Uruguayan banking system (excluding deposits held with banks in liquidation).

BALANCE OF PAYMENTS
     In 2008, Uruguay’s balance of payments registered an overall surplus of US$2,232 million compared to a surplus of US$1,005 million in 2007, a deficit of US$15 million in 2006, a surplus of US$620 million in 2005 and a surplus of US$454 million in 2004. Banco Central’s international reserve assets stood at US$6,360 million at December 31, 2008, compared to US$4,121 million at December 31, 2007, US$3,091 million at December 31, 2006, US$3,078 million at December 31, 2005 and US$2,512 million at December 31, 2004.
Balance of Payments(1)
(in millions of US$)

	2004		2005		2006		2007 (2)		2008 (2)
Current Account
Merchandise trade balance	US$	152.8	US$	20.8	US$	(498.7)	US$	(554.8)	US$	(1,554.5)
Exports		3,145.0		3,774.1		4,399.8		5,043.2		7,099.8
Imports		(2,992.2)		(3,753.3)		(4,898.5)		(5,598.0)		(8,654.3)
Services, net		325.5		371.8		408.7		683.2		743.6
Interests and dividends		(588.0)		(494.2)		(428.3)		(345.4)		(454.1)
Current transfers (3)		112.8		143.8		126.3		136.5		145.9

Total current account		3.1		42.3		(391.9)		(80.5)		(1,119.0)

Capital and Financial Account
Capital transfers		5.3		3.8		6.5		3.7		0.2
Direct Investment		314.7		811.1		1,494.5		1,139.3		2,049.2
Portfolio Investment (4)		(422.2)		805.9		1,686.4		1,113.4		(252.7)
Other medium and long term capital		73.1		(185.2)		(2,982.7)		(3.0)		433.6
Other short term capital		101.3		(683.6)		323.4		(568.8)		1,048.0

Total capital and financial account, net		72.1		752.1		528.0		1,684.6		3,278.4

Errors and Omissions (5)		379.1		(174.1)		(151.5)		(598.7)		73.1

Total balance of payments	US$	454.3	US$	620.3	US$	(15.4)	US$	1,005.4	US$	2,232.5

Change in Banco Central reserve assets (6)	US$	(454.3)	US$	(620.3)	US$	15.4	US$	(1,005.4)	US$	(2,232.5)

Assets:
Gold (7)	US$	0.0	US$	0.1	US$	0.0	US$	0.1	US$	0.0
SDRs		(3.0)		5.2		(5.8)		(0.7)		4.0
IMF Position		—		—		—		—		—
Foreign Exchange		1,299.3		(145.4)		146.0		319.6		(401.5)
Other holdings		(842.0)		760.4		(155.6)		686.5		2,630.1

Total assets	US$	454.3	US$	620.3	US$	(15.4)	US$	1,005.4	US$	2,232.5

(1)	Calculated in accordance with the methodology set forth in the IMF Balance of Payments Manual (Fifth Edition).

(2)	Preliminary data.

(3)	Current transfers consist of transactions without a quid pro quo, many of which are gifts.

(4)	Includes public bonds, commercial paper, notes and commercial banks’ foreign portfolio investment.

(5)	Constitutes a residual item, which is periodically revised as additional information regarding the current and capital accounts becomes available.

(6)	Change in Banco Central international reserve assets does not reflect adjustments in the value of gold.

(7)	As presented in this chart, gold reserves have been valued at their corresponding market prices as of December 31 of each year.

Source:	Banco Central.
     Current Account
     Uruguay’s current account consists of the merchandise trade balance, foreign trade on services net, interest and dividend payments, and current transfers.

     In 2004, merchandise imports and exports grew at approximately the same pace, inflows generated by foreign trade on services increased significantly reaching levels comparable to those recorded prior to the economic crisis of 2002, and interest and dividend payments continued to increase. Uruguay’s current account recorded a surplus of US$3 million in 2004.
     In 2005, the current account recorded a surplus of US$42 million. Uruguay is a net importer of oil and in 2005, Uruguay’s oil imports (in U.S. dollars) increased by approximately US$208 million with respect to the previous year affecting its current account position.
     In 2006, the current account recorded a deficit of US$392 million. The deficit was attributable mainly to the rapid growth in imports, which exceeded 2005 levels by US$1,145 million. Imports of consumer and capital goods increased 65% and 61% respectively, during 2006, while imports of intermediate goods grew 24%.
     In 2007, the current account recorded a deficit of US$80 million. This improvement in the current account balance was attributable mainly to the improvement in inflows generated by foreign trade on services, net, due to increased receipts from a higher stock of international reserves and lower interest payments to non-residents.
     In 2008, the current account recorded a deficit of US$1,119 million. The significant increase of the trade deficit was attributable mainly to an increase in the merchandise trade deficit, which was only set off in part by export of services and current transfers, which increased at a slower pace. Approximately US$1.0 billion of the merchandise trade deficit is attributable to imports of oil for electricity generation, required to cover the power generation deficit that resulted from the impact of the drought on domestic hydroelectric generation capacity.
     Capital and Financial Account
     Uruguay’s capital and financial account includes direct investments, portfolio investments, and short-, medium- and long-term indebtedness, and capital transfers.
     In 2003, Uruguay’s capital and financial account recorded a surplus of US$430 million. The gradual stabilization of the banking sector and the successful reprofiling of Uruguay’s external debt in mid-2003 helped create an environment that allowed for continued net inflows of capital. In 2003, after completing the reprofiling of Uruguay’s external debt, the government raised approximately US$300 million in the international capital markets and received net disbursements from multilateral institutions of approximately US$675 million. These borrowings, coupled with foreign direct investments of US$401 million, which resulted from a sharp increase in real estate purchases by Argentine and Brazilian investors, more than offset a net outflow in portfolio investments of US$311 million attributable to the enlargement of the Uruguayan banking system’s international holdings.
     In 2004, Uruguay’s financial account recorded a surplus of US$72 million. Net inflows resulting from additional borrowings by the government from international financial institutions and the international capital markets, as well as foreign direct investments totaling US$314 million, were offset by capital outflows attributable to foreign portfolio investments by the financial sector, including by Banco de la República.

     Capital and financial inflows increased significantly in 2005 as foreign direct investment reached a historical record of US$811 million, and the government took advantage of favorable international capital market conditions to borrow with a view to funding in part its financing needs for 2006. Uruguay’s capital account recorded a surplus of US$752 million in 2005.
     In 2006, Uruguay’s capital and financial account recorded a surplus of US$528 million. An unprecedented level of foreign direct investment, amounting at US$1.4 billion, in addition to US$1.7 billion in borrowings by the government from the international capital markets, allowed Banco Central and the government to cancel loans for US$2.4 billion, including the early repayment of outstanding obligations with the IMF.
     In 2007, Uruguay’s capital and financial account recorded a surplus of US$1.6 billion, mainly related to private capital and financial inflows. After financing the current account deficit, the difference represents net funding for the public sector, which in turn increases the foreign currency position of the public sector.
     Capital and financial inflows increased significantly in 2008 as foreign direct investment reached a new historical record of US$2,049 million. Uruguay’s capital account recorded a surplus of US$3,278.4 million in 2008.
     Since the outburst of the international financial crisis in September 2008, capital inflows decreased. Furthermore, capital inflows during the fourth quarter of 2008 comprised primarily proceeds of loans made to the public sector by multilateral financial institutions, while foreign direct investment and portfolio investments decreased during that period.
     International Reserves
     As of December 31, 2008, international reserve assets of Banco Central stood at US$6,360 million, compared to US$4,121 million at December 31, 2007. The following table shows the composition of the international reserve assets of Uruguay’s Banco Central and the banking system at each of the dates indicated.
International Reserve Assets of the Banking System(1)
(in millions of US$)

	December 31,
	2004		2005		2006		2007(2)		2008(2)
Banco Central	2,512	(3)	3,078	(4)	3,091	(5)	4,121	(6)	6,360	(7)
Of which gold represents	4		4		5		7		7
Banco de la República	1,487		1,701		1,376		2,091		1,857
Private Banks	3,217		3,093		3,062		2,945		3,506

International reserve assets	7,216		7,872		7,529		9,157		11,724

(1)	All figures are at market value as of the date indicated.

(2)	Preliminary data.

(3)	This amount includes US$1,625 million of reserves and voluntary deposits of the Uruguayan banking system, including US$725 million of Banco de la República, with Banco Central.

(4)	This amount includes US$1,650 million of reserves and voluntary deposits of the Uruguayan banking system, including US$753 million of Banco de la República, with Banco Central.

(5)	This amount includes US$1,750 million of reserves and voluntary deposits of the Uruguayan banking system, including US$792 million of Banco de la República, with Banco Central.

(6)	This amount includes US$1,753 million of reserves and voluntary deposits of the Uruguayan banking system, including US$868 million of Banco de la República, with Banco Central.

(7)	This amount includes US$3,156 million of reserves and voluntary deposits of the Uruguayan banking system, including US$1,416 million of Banco de la República, with Banco Central.

Source:	Banco Central
     As of April 30, 2009, Banco Central’s international reserve assets totaled US$6,867 million, including US$3,059 million in reserves and voluntary deposits of the Uruguayan banking system, of which US$1,409 million were claims of Banco de la República.
     The voluntary deposits and reserves held with Banco Central by the Uruguayan banking system can be withdrawn by banks at any time. Changes in Banco Central’s policies and other external factors, including interest rates, affecting the banks’ medium- and long-term portfolio decisions could cause and, in the past, have caused the banks to withdraw these voluntary deposits. Variations in commercial bank reserves and voluntary deposits of the Uruguayan banking system with Banco Central, cause Banco Central’s international reserve assets to fluctuate from time to time.
Foreign Investment
     Uruguay has a legislative framework that ensures equal treatment of foreign and local investors and foreign access to all economic sectors. Foreign investments in Uruguay generally do not require prior governmental authorization, and foreign investors are not required to register investments with the government and can freely remit their profits and capital investments abroad. Investment in certain sectors, including financial services, requires prior authorization on the same terms as domestic investors.
     In each of 2004, 2005, 2006, 2007 and 2008, estimated foreign direct investment accounted for US$314 million, US$811 million, US$1,494 million, US$1,139 million and US$2,049 million, respectively, of Uruguay’s balance of payments.
     Foreign investment in Uruguay has been traditionally directed towards the industrial, construction and tourism related sectors and, since 2003, land. In 2004, however, European pulp manufacturers announced investments in the pulp industry in Uruguay in the range of US$1,250 million over a two-year period. Since 2005, Argentine demonstrators opposed to the construction of the wood pulp mills have repeatedly obstructed international traffic to Uruguay and into Argentina, which flows through two bridges on the Uruguay River that link Argentina with Uruguay. Uruguay sought to initiate dispute resolution proceedings contemplated in the Mercosur framework for Argentina’s failure to ensure free access to the bridges and uninterrupted flow of international traffic to and from Uruguay. No agreement with respect to Uruguay’s claims was reached within the terms contemplated in Mercosur’s dispute resolution framework. In May 2006, Argentina brought a claim to the ICJ against Uruguay under the Treaty of the Uruguay River, alleging that by authorizing the construction of certain pulp mills in the Fray Bentos region, along the shores of the Uruguay River, Uruguay had acted in breach of its obligations under the treaty. Argentina claims that the pulp mills will irreparably harm the Uruguay River shore. Uruguay has rejected Argentina’s claims. Evidence has been produced and allegations have been made, and a decision regarding the merits of Argentina’s claim is pending. Argentina sought an injunction, which the ICJ declined to grant. Uruguay, in turn, requested that the ICJ issue a preliminary injunction directing Argentina to ensure the free flow of international traffic and prevent demonstrators from obstructing traffic across the bridges. The ICJ declined to grant the preliminary injunction request by Uruguay on January 23, 2007.

MONETARY POLICY AND INFLATION
     Banco Central was established in 1967 and is in charge of issuing currency, managing foreign exchange reserves of Uruguay, regulating the financial and insurance system, as well as pension funds and the securities market, and evaluating and advising the government regarding the establishment of new banks. Banco Central has the principal responsibility for the implementation of monetary policies, intervening in the money market and advising the government on monetary and credit matters in accordance with general objectives set by the government. In addition, it trades in the foreign exchange market and is responsible for the observance of foreign exchange regulations.
     Banco Central’s charter was most recently amended in 2008. Under the current charter, the Board of Directors of Banco Central is composed of five members, each serving a five-year term. Each new president of Uruguay is entitled to appoint a new Board of Directors, subject to ratification by the Congress.
     Banco Central’s charter defines Banco Central’s monetary and foreign exchange management capacity and its supervisory powers. Under its charter, Banco Central cannot finance the activities of the government except to the extent that it may hold government securities having an aggregate principal amount of up to 10.0% of the central government’s previous year’s expenditures net of interest payments on public debt. However, Banco Central can serve as a financial agent of the government under article 49 of its charter and has a duty under article 3 to ensure the orderly functioning of the payments system.
     Law 18,401 created the Corporación de Protección al Ahorro Bancario or Corporation for the Protection of Bank Savings as an agency independent of Banco Central, removing Banco Central’s responsibility for the administration of the mandatory deposit insurance program introduced in 2002. Until Law 18,401 is fully implemented, the Corporacion de Protección al Ahorro is functioning under the aegis of the Banco Central. Law 18,401 placed under a single agency, the Superintendencia de Servicios Financieros, the supervision and regulation of the banking sector, and under the Superintendencia de Seguros, Fondos de Pensión y Mercado de Valores, the regulation of insurance companies, the stock market and pension funds.
     Monetary Policy
     Until June 2002, Banco Central managed Uruguay’s inflation stabilization policy by setting a peso/U.S. dollar exchange rate band that drifted at a present monthly rate of devaluation and allowed the peso/U.S. dollar exchange rate to fluctuate within a band without prompting Banco Central intervention in the foreign exchange markets. This “crawling peg” system succeeded in reducing inflation from a rate of 129.0% (as measured by the CPI) in 1990 to 3.6% in 2001. In June 2001 and January 2002, Banco Central widened the band and accelerated the rate of devaluation of the peso in an attempt to mitigate the ongoing adverse effects on Uruguay’s economy, first of Brazil’s 1999 devaluation and subsequently of Argentina’s devaluation in January 2002. Inflation targets were administered through a foreign exchange policy.

     Sensitive to the risk of a run on the currency and to avoid the need to adopt exchange controls and restrict capital flows, Uruguay completed its transition to a fully floating exchange system and floated the peso effective June 20, 2002. Since the peso was allowed to float, Banco Central pursued interventions solely to ensure the orderly operation of the foreign exchange market. As of December 2002, the nominal exchange rate had risen 94.0% in comparison to December 2001. The year-to-year inflation rate for the same period was 25.9%.
     Having relinquished the use of exchange rate policies to determine inflation objectives, Banco Central adopted the peso monetary base as a nominal anchor and committed to a monetary base increase one year ahead consistent with the inflation objective set for the period. In 2003 the program was designated to generate an inflation rate between 17% and 23% and the policy was successful in the sense that the target on monetary base was achieved and inflation rate was lower than projected (10.2%). In the first quarter of 2004 a target range for the monetary base was introduced, which implied more flexibility in the intermediate target and more commitment with inflation itself. The inflation objective was set to a range of 9-14% one year ahead and was changed to 6-8% in the third quarter and to 5.5-7.5% in the last quarter. The actual inflation rate for 2004 was 7.6%. In 2005, there were two additional reductions in the inflation objective: in April Banco Central set it to 5%-7% and in the last quarter to 4.5%-6.5%. In December 2005, Banco Central also changed the intermediate objective, shifting from the growth rate of monetary base to the growth rate of M1. The annual rate of inflation for 2005 was 4.8%, below the target range announced the previous year. In July 2006, Banco Central announced the expansion of its target range horizon to 18 months and maintained the target range . By the end of 2006, Banco Central set the inflation objective to a range of 4%-6%. During 2006, the actual rate of inflation was 6.4%, somewhat above the top of the range set by Banco Central.
     The annual rate of inflation for 2007 was 8.5% and during 2007 the peso/U.S. dollar exchange rate marked its lowest point for the year at Ps.21.50 per US$1.00 and its highest point at Ps.24.45 per US$1.00.
     In October 2007, Banco Central set the target monetary policy rate for short-term interbank lending at 7%, defining a band ranging from 6% to 8% between deposit and lending facilities of Banco Central. In November 2007, in light of continuing inflationary pressures, the short-term interbank lending rate was set at 7.25%. In January 2008, the short-term interbank lending rate was kept constant, but the tolerance of the inflation target range was changed to 3% to 7% in recognition of the difficulties to keep a close track of this target in a context of high volatility in commodity and asset prices. On October 3, 2008, the the short-term interbank lending rate was increased to 7.75%, taking into account the strong domestic demand compared to aggregate supply in a context of international uncertainty.
     In light of the deepening international financial markets crisis, Banco Central decided, on October 15, 2008, to relax the monetary policy by allowing a freer movement of the money market short term interest rate, and focused on reducing volatility in the exchange rate market. . To further the reduction of exchange rate volatility, Banco Central launched a Re-purchasing Program of Monetary Regulation Bills in domestic currency in November 2008, giving holders the option to choose the currency of redemption. As a result, Banco Central repurchased bills for an aggregate principal amount of Ps.1,036 million and US$152 million (72% of the aggregate principal amount of bills repurchased was paid in dollars). As financial markets recovered stability, Banco Central once again focused on monetary policy rate as an operational target. The the short-term interbank lending rate was raised to 10% in January 2009 given the persistent inflationary pressures. The confirmation of a global economic recession scenario along with the decrease of inflationary expectations in the middle term contributed to the decision of lowering the the short-term interbank lending rate to 9% in March 2009.
     To regulate liquidity in the market, Banco Central conducts periodic auctions of Banco Central notes in domestic currency. The ability of Banco Central to implement an effective monetary policy is curtailed by the high degree of dollarization of the Uruguayan economy. As of December 31, 2008, approximately 80% of all deposits held with the banking system were denominated in foreign currencies, primarily U.S. dollars.
     Liquidity and Credit Aggregates
     The following tables set forth the composition of Uruguay’s monetary base (expressed in terms of Banco Central’s monetary liabilities) as of the dates indicated.
Monetary Base (1)
(in millions of US$)

											As of February
	As of December 31,										28,
	2004		2005		2006		2007		2008		2009
Currency, including cash in vaults at banks	US$	538	US$	717	US$	904	US$	1,145	US$	1,161	US$	1,120
Others		63		303		207		322		514		572

Monetary base	US$	601	US$	1,020	US$	1,111	US$	1,467	US$	1,675	US$	1,692

(1)	Preliminary data.

Source:	Banco Central.
     The following tables show selected monetary indicators and liquidity and credit aggregates for the periods indicated.
Selected Monetary Indicators
(percentage change based on peso-denominated data)

						Twelve months
						ended February
	2004	2005	2006	2007	2008	28, 2009(1)
M1 (% change)(2)	14.2%	34.0%	24.1%	32.0%	17.7%	20.3%
M2 (% change)(3)	13.5	27.2	22.1	31.0	17.3	16.0
Credit from the financial system (% change)	(3.4)	10.5	29.2	22.1	55.6	n.a.
Average annual peso deposit rate	6.1%	2.7%	2.2%	3.1%	4.9%	5.1%

(1)	Preliminary data.

(2)	Currency in circulation plus peso-denominated demand deposits.

(3)	M1 plus peso-denominated savings deposits.

Source:	Banco Central.

Liquidity and Credit Aggregates
(in millions of US$)

	2004		2005		2006(1)		2007(1)		2008(1)
Liquidity aggregates (at period end):
Currency, excluding cash in vaults at banks	US$	410	US$	553	US$	661	US$	879	US$	879
M1(2)		1,018		1,493		1,830		2,740		2,848
M2(3)		1,317		1,831		2,208		3,283		3,399
M3(4)		7,255		7,928		8,742		10,292		11,703

Credit aggregates (at period end):
Private sector credit		4,218		4,408		4,847		6,177		7,523
Public sector credit		632		303		347		72		36

Total domestic credit	US$	4,850	US$	4,711	US$	5,195	US$	6,249	US$	7,559

Deposits:
Uruguayan Peso deposits	US$	907	US$	1,279	US$	1,547	US$	2,404	US$	2,520
Foreign currency deposits		8,428		8,393		8,851		9,648		11,693

Total deposits	US$	9,335	US$	9,672	US$	10,497	US$	12,052	US$	14,213

Deposits of non-residents	US$	2,490	US$	2,296	US$	2,416	US$	2,638	US$	3,389

(1)	Preliminary data.

(2)	Currency in circulation plus peso-denominated demand deposits.

(3)	M1 plus peso-denominated savings deposits.

(4)	M2 plus deposits of residents in foreign currency, principally U.S. dollars.

Source:	Banco Central.
   Inflation
     The following table shows changes in the CPI and the WPI for the periods indicated.

	Percent Change from
	Previous Year at Period End
	Consumer	Wholesale
	Prices	Prices
2003	10.2%	20.5%
2004	7.6%	5.1%
2005	4.9%	(2.2%)
2006	6.4%	8.2%
2007	8.5%	16.1%
2008	9.2%	6.4%
For the 12 months ended March 31, 2009	7.5%	5.7%

Source:	National Institute of Statistics.
     In 2003, inflation (as measured by consumer prices) declined significantly to 10.2%, largely due to the stabilization of the value of the peso. In 2004, inflation declined to 7.6%, mainly as a result of a more restrictive monetary policy and the continued appreciation of the peso. In 2005, inflation dropped to 4.9%, below the 5.0% to 7.0% target range agreed with the IMF, primarily as a result of the strong appreciation of the peso against the U.S. dollar. In 2006, inflation increased to 6.4% and in 2007 it reached 8.5%. In spite of the monetary measures implemented in the fourth quarter of 2007, which started to show their effects during the first quarter of 2008, inflation rates in 2008 reflected the significant impact of increased oil and food prices. While supply pressures began to weaken in September 2008, domestic demand remained strong and the annual inflation rate reached 9.2% in 2008. During the first quarter of 2009, consumer prices began to decline, mainly influenced by lower government regulated prices (such as tariffs charged by public enterprises tariffs, collective health system services and city transport). The rate of inflation for the 12 month period ended March 2009 (as measured by consumer prices) stood at 7.5%.
     The weighted average interest rate for 91 to 180 day term deposits in U.S. dollars in the banking system increased from 1.3% in December 2004 to 1.6% in December 2005 and to 1.8% in December 2006 and December 2007, and fell to 1.2% in December 2008. The weighted average interest rate for 91 to 180 day term deposits in pesos in the banking system decreased from 7.4% in December 2004 to 2.6% in December 2005, and to 2.3% in December 2006. In December 2007, this rate increased to 2.9%, mainly as a consequence of the measures to contain monetary growth adopted by Banco Central. In December 2008, this rate stood at 5.2% reflecting the volatility affecting international financial markets. The decrease in the level of deposits held with the Uruguayan banking system and the uncertainties affecting the economy in 2002 and early 2003 resulted in significant increases in loan default rates and insolvencies with virtually no credit being extended to local businesses by local financial institutions. Since the beginning of 2003, the number of loan defaults and insolvencies has abated. While the ratios of non-performing loans to total loans and of provision for non-performing loans (provision for non-performing loans in relation to total gross loans) were 26% and 15% respectively in 2002, these ratios declined steadily through 2005, when they stood at 7.0% and 11% respectively. Banco Central adopted stricter requirements in terms of provisioning and disclosure, which became applicable during the second quarter of 2006. As a consequence of these requirements, the ratio of non-performing loans to total loans decreased at a pace faster than the level of provisions. At December 31 2006, 2007 and 2008, the ratio of non-performing loans to total loans was 3.6%, 1.1% and 1.0% respectively, while the provision for non-performing loans ratio decreased at a slower pace, standing at 9.9%, 6.7% and 6.7% respectively. For a discussion of Uruguay’s past policies regarding inflation see “The Economy—History and Background,” “—1999-2002: Recession and Crisis in the Banking System” and “—2003-2007: Recovery and Economic Growth,” and for a discussion of Uruguay’s current monetary policy, see “Monetary Policy and Inflation—Monetary Policy.”
     Foreign Exchange
     Between 1990 and June 2002, the Uruguayan peso was devalued relative to other currencies on a gradual basis. Banco Central allowed the peso/U.S. dollar exchange rate to fluctuate within a band of its value (initially set at 3.0% and increased to 6.0% in June 2001) and the bounds of the band were adjusted upward by 0.6% (1.2% after June 2001) each month. Interest rates for deposits in foreign currencies generally tracked movements in international interest rates. Interest rates for deposits in pesos, however, fell during the first months of 2000.
     In January 2002 Banco Central adjusted the monthly rate of devaluation of the Uruguayan peso from 1.2% to 2.4% and the width of the band of fluctuation for the peso to U.S. dollar exchange rate from 6.0% to 12.0%, responding to Argentina’s economic crisis and its impact on the region as a whole. The continued devaluation of the Argentine peso, and increasing uncertainties as to the future of the Brazilian economy increased the risk of a speculative run on the peso. On June 19, 2002, Banco Central allowed the peso to float. A steep devaluation of the peso followed, reaching its lowest point on September 10, 2002, when the exchange rate reached Ps.32.325 per US$1.00. From 2003 through 2006, the peso strengthened versus the U.S. dollar. In 2007 and 2008, exchange rate volatility increased, although on average the peso continued to appreciate. As of December 31, 2008, the peso traded at Ps.24.36 per US$1.00. As of March 31, 2009, the peso traded at Ps.24.07 per US$1.00. See “The Economy—2003-2007: Recovery and Economic Growth” and “Monetary Policy and Inflation—Monetary Policy.”
     Since the mid-1970’s, Uruguay has not imposed foreign exchange convertibility or remittance controls. Uruguayan residents are permitted to buy or sell foreign exchange without restriction, and there are no restrictions on the repatriation in foreign currency of capital or dividends by foreign investors.
     The following table shows the high, low, average and period-end peso/U.S. dollar exchange rates for the dates and periods indicated.
Exchange Rates(1)
(pesos per US$)

	High	Low	Average	Period-End
2003	29.540	26.150	28.160	29.290
2004	29.810	26.010	28.645	26.380
2005	26.250	23.150	24.406	24.100
2006	24.400	23.700	24.010	24.400
2007	24.450	21.500	23.414	21.500
2008	24.550	19.100	20.950	24.360
For the 12 months ended March 31, 2009	24.550	19.100	21.570	24.070

(1)	Daily interbank end-of-day bid rates.

Source:	Banco Central.

THE BANKING SECTOR
     Prudential Regulation, Supervision and Financial System
     Banco Central supervises the banking system and requires regular monthly filings of balance sheets, income statements and statements of stockholders’ equity, as well as daily reports on foreign exchange exposure and other information from the banks in the Uruguayan financial system. According to Banco Central’s charter as most recently amended, Banco Central exercises its supervision and inspection powers over public and private financial institutions through the Superintendencia de Servicios Financieros or Financial Services Superintendency. Although the Superintendency has technical and operational autonomy, Banco Central retains certain powers in relation to receivership of impaired institutions and revocation of banking licenses. Following international best practices, supervision of financial institutions by Banco Central is based both on the level of risk that each bank adopts and the management of those risks evidenced by each institution. To improve the supervision of local financial institutions that are affiliated with Spanish financial groups, the Superintendency entered into a Memorandum of Understanding with the supervisory authorities of Spain, Banco de España, that allows both agencies to share relevant information.
     The Financial Services Superintendency imposes lending limits and cash and liquidity reserve requirements, among other requirements. Financial institutions are required to classify loans made to non-financial borrowers in accordance with the following criteria that, in addition to the performance of payment obligations, factor in the borrower’s projected ability to remain current:

Category 1A:	Loans secured with liquid collateral. This category includes loans secured by highly liquid collateral which banks can have access to through the exercise of set-off rights. No provisions are required for this category.

Category 1B:	Financial sector borrowers including non-resident banks and other financial institutions, whose payments are not past due and have an international credit score rated between BBB- and BBB.

Category 1C:	Borrowers with strong ability to repay their obligations. Payment obligations may not be past due by more than 10 days. In addition, based on the bank’s assessment, the borrower should be expected to remain current on its payment obligations even under extremely adverse scenarios. Provisions of 0.5% are required for this category.

Category 2A:	Borrowers with adequate ability to repay their obligations. Payment obligations may not be past due by more than 30 days. In addition, based on the bank’s assessment, the borrower should be expected to remain current on its payment obligations under adverse circumstances. Provisions of 3.0% are required for this category.

Category 2B:	Borrowers with potential financial difficulties. Payment obligations may not be past due by more than 60 days. In addition, based on the bank’s assessment, the borrower should be expected to remain current on its payment obligations under somewhat adverse circumstances. Provisions of 7.0% are required for this category.

Category 3:	Borrowers with an impaired ability to repay their obligations. Payment obligations may not be past due by more than 120 days. In addition, based on the bank’s assessment, the borrower would have difficulty in repaying its obligations on the original terms under moderately adverse circumstances. Provisions of 20.0% are required for this category.

Category 4:	Borrowers with a substantially impaired ability to repay their obligations. Payment obligations may not be past due by more than 180 days. In addition, based on the bank’s assessment, the borrower would have a high probability of defaulting on its future obligations. Provisions of 50.0% are required for this category.

Category 5:	Irrecoverable: Borrowers included in this category have payment obligations past due by more than 180 days and based on the bank’s assessment are unable to repay the loan. Provisions of 100.0% are required.
     Home loans and consumer loans must also be classified and reserved in accordance with the prior classification taking their specific characteristics into consideration.
     Banco Central substantially adheres to the requirements of the Basle Committee on Capital Adequacy of the Bank of International Settlement and, as a general rule, since September 1998 has required ratios of total capital to risk-weighted assets equivalent to 8% in the case of banks, financial cooperatives, financial houses and off-shore banks, and 12% in case of financial cooperatives holding a limited license. Minimum capital requirements must cover credit risk requirements and market risk requirements under the Basle I Capital Amendment.
     In order to mitigate the exposure of Uruguayan banks to the foreign exchange risk created by the denomination of a significant portion of their loan portfolio in U.S. dollars, — impact on the creditworthiness of borrowers that could arise from volatility in foreign exchange rates — loans denominated in foreign currency are given a weight of 125% instead of the normal 100% applied to loans denominated in pesos and significant shifts in the dollar/peso exchange rate should be taken into consideration by the banks in assessing the borrowers’ ability to repay their obligations (and in order to classify the foreign currency-denominated loans in accordance with the categories described above).
     Banco Central requires banks and cooperatives that apply for licenses to have a minimum capital (“responsabilidad patrimonial básica”) in Indexed Units, or UIs, of UIs.130 million. The minimum capital required for financial houses, cooperatives with limited licenses and offshore banks is UIs.91 million, UIs.19.5 million and US$4.5 million respectively. At December 31, 2008, one UI was equal to Ps.1.8802.
     As of December 31, 2008, financial institutions had on average a total capital to risk-weighted assets ratio above the 8% required by Banco Central (approximately 15% on average in the case of Banco de la República and private banks).

     In early 2003, the government began a restructuring of Banco Hipotecario’s operations and modification of its sources of funding. Banco Hipotecario ceased taking deposits other than pre-saving deposits denominated in local currency with respect to amounts intended to be applied together with the proceeds of a mortgage loan to purchase or build a property. In addition, Banco Hipotecario’s lending capacity was suspended by Banco Central while the restructuring process was underway and has recently been reestablished with respect to loans denominated in local currency only. The restructuring of Banco Hipotecario’s operations entailed a significant reduction of its payroll and branches throughout the country. To improve its capital structure, the government acquired from Banco Hipotecario several portfolios of non-performing and low quality loans and, in consideration of such assets, assumed certain liabilities incurred by Banco Hipotecario with Banco de la República in connection with the transfer of U.S. dollar-denominated deposits in 2003. Additional transfers of assets to the government and further assumption of Banco Hipotecario liabilities by the government are expected to be completed during 2009. Furthermore, the restructuring of Banco Hipotecario contemplates capital contributions by the Republic, at a level sufficient to ensure compliance with the prudential regulations of Banco Central.
     Due to difficulties in achieving a capital to risk-weighted asset ratio in compliance with the capital adequacy regulations, and as a consequence of a significant run by depositors in January 2006, Banco Central suspended the activities of COFAC, Uruguay’s largest credit association, focused on retail banking and small businesses, as of February 1, 2006. Depositors were given access to the deposit insurance scheme administered by the Superintendency for the Protection of Bank Savings (SPAB) (Corporation for the Protection of Bank Savings — COPAB from 2009), in March 2006. Banco Bandes Uruguay S.A. a subsidiary of Venezuela’s development bank incorporated as a bank in Uruguay, acquired the assets and remaining deposits of COFAC after its business plan and operations were approved by the Superintendency of Financial Institutions. The plan contemplated a possible need for further capitalization of the new institution, which occurred in January 2007, after the capital adequacy ratio had fallen below 8.0% in December 2006. As of December 2008, Banco Bandes Uruguay S.A. shows a capital to risk weighted assets ratio of approximately 16%.
     The Uruguayan Banking System
     Commercial banks in Uruguay typically provide full-service banking. Of the 12 private banks operating in Uruguay as of December 31, 2008, nine are Uruguayan corporations (eight of them owned by foreign banks) and three are branches of foreign banks. In accordance with current legislation, the Republic guarantees the deposits of Banco de la República, Banco Hipotecario and of Banco Central, and the performance and payment obligations of Banco de Seguros del Estado. The operations of Banco Hipotecario are limited to taking local currency denominated deposits and making local currency denominated mortgage loans.
     Nuevo Banco Comercial, which was created by the government with the purpose of acquiring the recoverable assets of three banks that were liquidated in December 2002, is subject to the laws and regulations applicable to private financial institutions, and its deposits are not guaranteed by the Republic. In June 2006, 100% of its common shares (representing 60% of Nuevo Banco Comercial’s equity) were acquired by a group of international investors led by Advent, an investment fund manager.

     Under Uruguayan banking legislation, banks organized in Uruguay are considered national banks even if their capital is held by a foreign bank. Foreign banks may set up branches in Uruguay that enjoy the same operating privileges as banks incorporated in Uruguay. Financial houses, the majority of which are owned by foreign banks, may conduct any type of financial operations except those reserved exclusively to banks, such as accepting demand deposits both from Uruguayan residents and from nonresidents and time deposits from Uruguayan residents. Financial cooperatives are financial institutions organized as cooperatives, which can only provide banking services to their members. There are two kind of licenses granted to financial cooperatives — the first limiting its financial operations to operating predominantly in pesos and imposing a fixed ceiling on the amount of individual loans, and the second having a broader scope and allowing cooperatives to perform the same operations as banks, and as a result of that making them subject to the same regulatory requirements. Following the suspension of COFAC’s operations, there are no credit associations holding broad banking licenses in Uruguay.
     Banco de la República serves as the government’s commercial bank and also operates as a commercial and development bank for industrial and farming activities. As of December 31, 2008, Banco de la República held approximately 40% of deposits of the private non-financial sector with the financial system (excluding off-shore banks and financial houses). Following the financial crisis of the early 1980s, Banco de la República enhanced its position as the predominant provider of long-term financing and of promotional medium-term loans for industrial and farming activities, as many private banks geared their business toward short-term loans. Certain private banks have extended medium-term loans to corporations and individuals, primarily to purchase goods, and long-term mortgage loans in connection with the purchase of real estate.
     The 2002 Banking Crisis
     Volatility in Argentina at the end of 2001 initially caused an increase in deposits by non-residents with the Uruguayan banking system. As of December 31, 2001, U.S. dollar deposits in the financial system totaled US$14.2 billion compared to US$12.4 billion as of December 31, 2000. However, Uruguay’s two largest private banks were affiliated with Argentine banks and experienced an increase in deposit withdrawals in December 2001 and January 2002. Between December 2001 and January 2002, depositors withdrew a total of US$564 million those two institutions.
     As of December 31, 2001, a subsidiary of Banco de Galicia y Buenos Aires S.A., was the second largest private bank in Uruguay, with assets of approximately US$1.7 billion and deposits of approximately US$1.3 billion. The adoption of foreign exchange controls by the Argentine authorities in December 2001 severely limited that entity’s access to liquidity. It depleted its liquid assets in January 2002 and did not qualify to receive liquidity assistance from Banco Central. Banco Central took control of the entity on February 13, 2002 and instituted a suspension of its operations. In May 2004, Banco Central revoked the entity’s banking license.
     Banco Comercial was the largest private bank in Uruguay with US$2.0 billion in assets and US$1.3 billion in deposits as of December 31, 2001. Banco Comercial was the Uruguayan private bank with the largest branch network in the country. It provided payment services to numerous Uruguayan entities. Out of total deposits held with Banco Comercial as of December 31, 2001, approximately 25.0% were placed by non-residents. Banco Comercial was also affected by the Argentine crisis and, to an even greater extent, by the implication of a former board member and shareholder in alleged fraudulent activities involving the bank and its Argentine affiliate, Banco General de Negocios, as well as Compañía General de Negocios, a Uruguayan affiliate. On February 28, 2002, Uruguay and Banco Comercial’s three other shareholders (JP Morgan Chase, Credit Suisse First Boston and Dresdner Bank) each contributed US$33 million to the bank in exchange for 25.0% of the bank’s equity and replaced management. Banco Comercial also received US$10 million (net of repayments) in emergency liquidity lines from Banco Central and direct financial support from the Uruguayan government for an additional US$277 million. The capital contributions, together with the financial assistance, allowed Banco Comercial to continue operating during the first seven months of 2002. Banco Comercial lost approximately US$787 million (56.0% of its total deposits held for the non-financial sector) in U.S. dollar-denominated deposits between January 1, 2002 and July 30, 2002, when Banco Central declared a bank holiday and instituted a suspension of Banco Comercial’s operations. See The Banking Sector—Banco Comercial Shareholder Dispute.”
     The deposit outflow spread through the rest of the financial system in the second quarter of 2002 as the contagion effects of Argentina became clearer. On June 21, 2002, Banco Central took control of Banco Montevideo/La Caja Obrera, Uruguay’s third largest private bank, and removed its management.
     Although the government received approximately US$500 million from the IMF on June 29, 2002, and provided liquidity assistance to the local banks, confidence in the Uruguayan financial system continued to erode. Between June 1 and July 30, 2002, total deposits in the financial system decreased by US$2,206 million. On July 30, 2002, after a sharp decrease in Banco Central’s international reserve assets to approximately US$650 million, the government declared a bank holiday (which ultimately continued for four business days).
     The Uruguayan authorities sought the financial assistance of the IMF, the World Bank and the IADB for a program that would safeguard Uruguay’s payment and financial system without unnecessarily channeling additional resources to support financial institutions that had become insolvent. The cornerstone of Uruguay’s program consisted of providing the liquidity needed by the two state-owned banks (Banco de la República and Banco Hipotecario) and the three banks under the control of Banco Central at the time (Banco Comercial, Banco Montevideo/La Caja Obrera and Banco de Crédito) to honor sight deposits existing as of July 30, 2002. The IMF program also contemplated a mandatory rescheduling of U.S. dollar-denominated time deposits held with Banco de la República and Banco Hipotecario and the suspension of the activities of Banco Comercial, Banco Montevideo/La Caja Obrera and Banco de Crédito.
     On August 4, 2002, Congress passed Law 17,523, known as the Law for the Strengthening of the Financial System. The law (i) provided for the establishment of a fund for the stability of the Uruguayan banking system, the FESB, (ii) extended the maturities of all U.S. dollar-denominated time deposits held with Banco de la República and Banco Hipotecario to three years, (iii) transferred foreign currency-denominated liabilities of Banco Hipotecario to Banco de la República, and (iv) facilitated the liquidation of insolvent banks.

     On August 4, 2002, Uruguay gained access to US$1,372 million of additional assistance from the IMF, the World Bank and the IADB. The proceeds of this financing were contributed by the government to the FESB, thereby providing the liquidity needed by Banco de la República, Banco Hipotecario, Banco Comercial, Banco Montevideo/La Caja Obrera and Banco de Crédito to honor sight deposits existing as of July 30, 2002 and thereby prevent a meltdown of Uruguay’s payment system.
     On December 27, 2002, Congress enacted an amendment to the banking law (Law 17,613) aimed at strengthening the banking system. The law imposed reporting obligations on bank employees that acquire knowledge of irregularities, authorized the Superintendency of Financial Institutions to impose fines on the state-owned banks, and created a public register for bank shareholders. The law also provided the basis for the liquidation of the four private banks whose operations were discontinued in connection with the bank holiday declared on July 30, 2002 and the creation of a new financial institution with the portfolio of recoverable assets previously owned by the liquidated banks, expanded the powers of Banco Central in connection with the liquidation of financial institutions and the application of prudential regulations to state-owned banks, and mandated a deposit insurance program (which was implemented in March 2005). Following the adoption of the law, the government completed the reorganization of the discontinued banks into a new commercial bank, Nuevo Banco Comercial. Nuevo Banco Comercial, which was set up as a private bank, although its capital was initially owned by the government, acquired the recoverable assets of three of the liquidated banks (Banco Comercial, Banco Montevideo and La Caja Obrera), assumed certain deposits and commenced its operations in March 2003. The non-recoverable assets of the three liquidated banks are held by liquidation funds, which were initially managed by Banco Central and were subsequently transferred to a private asset management company following a public bidding process. Deposits of the liquidated banks that were not assumed by Nuevo Banco Comercial entitle depositors to a pro rata share of the assets held by the corresponding liquidation fund.
     During the 2002 crisis, with the exception of the country’s two largest banks, foreign-owned banks in Uruguay funded deposit outflows from their own resources.
     The share of non-performing loans (NPLs) on total loans issued to the non-financial sector increased during the 2002 crisis. For all active private institutions excluding offshore banks, NPLs increased from 5.0% to 16.0% on a net basis (from 10.0% to 25.0% on a gross basis) from December 2001 to December 2002. The deterioration of the loan portfolio can be attributed to the deepening of the recession and the devaluation of the peso. Devaluation affected the ability of local borrowers that did not have access to foreign exchange revenues to pay back their debts, which were mostly denominated in dollars. The increase of non-performing loans also, however, reflected the effect of the dramatic reduction of the stock of credit, from US$3.2 billion in December 2001 to US$2.0 billion in December 2002. In order to fund the deposit outflow, most banks ceased extending loans, thereby contributing to the increase in the share of NPLs.
     Banco Central took measures to improve the soundness of the banking system, raising the minimum capital required to hold a license to operate as a financial intermediary institution (“responsabilidad patrimonial básica”) and also issuing instructions to banks requiring that the value of any collateral be reappraised after July 30, 2002 so as to factor into such valuation the impact of the devaluation of the peso.
     Uruguay’s Banking System Following the 2002 Crisis
     During 2003 Uruguay’s banking system gradually recovered stability. While a gradual recovery of deposits by the banking system noted during the last quarter of 2002 was suddenly reversed with the withdrawal of approximately US$353 million of deposits between January 30 and February 7, 2003, beginning in March 2003, the level of deposits by the non-financial private sector started to increase. By December 2003 such deposits had reached US$7.6 billion (excluding deposits held with off-shore banks and financial houses). The successful reprofiling of the government’s foreign currency-denominated debt in June 2003 assisted in reducing the uncertainties and volatility that had affected Uruguay’s banking system since the end of 2001.
     On February 28, 2003, Banco Central decided to liquidate Banco de Crédito, whose operations were suspended in August 2002. The decision was adopted after attempts to reach an agreement to transfer control to the minority shareholder failed. Banco Central had conditioned the transfer of control on a significant capital contribution and a strict business plan.
     In 2003, the authorities introduced special liquid asset requirements with respect to deposits by non-residents to mitigate risks that could arise if runs on such deposits comparable to those observed during the 2002 crisis recurred.
     The government also implemented certain structural reforms affecting state-owned banks. Following the transfer of all deposits to Banco de la República during the last quarter of 2002, the government streamlined the operations of Banco Hipotecario and limited its license to receive deposits. In December 2003, Banco de la República transferred a portion of its loan portfolio, comprised mainly of past due loans, to a financial trust. A special vehicle was established to administer the transferred loans under the terms of the arrangements setting up the financial trust, Banco de la República was entitled to receive proceeds arising from recoveries under the transferred the loans in accordance with a pre-set cash flow schedule. The government guaranteed the recovery rate contemplated in the trust agreement and agreed to cover any deficit if the recovery rate were not realized. This transfer improved Banco de la República’s percentage of NPLs to 1.2% in December 2008. The guarantee was never called upon and it was released in December 2006 as Banco de la República achieved better than expected cash flows, from the recoveries.
     At December 31, 2004, the non-financial private sector’s deposits held with the banking system (excluding deposits held with off shore banks and financial houses), of which 89.5% were denominated in foreign currencies, stood at US$8.2 billion. Approximately 54.3% of those deposits were held with Banco de la República, Banco Hipotecario and Nuevo Banco Comercial. The improved liquidity of the financial institutions also extended to Banco de la República, which was able to commence the repayment of the deposits whose maturity had been extended in August 2002 on an accelerated basis.
     As inflation rates dropped and the peso appreciated, interest rates declined, but this did not result in an immediate expansion of bank credit. See “Monetary Policy and Inflation.”

     The weighted average interest rate for term deposits denominated in U.S. dollars increased from about 1.3% in 2005 to 2.5% in 2007, decreasing to 1% in 2008.] Sight deposits, which accounted on average for 70% of total deposits, paid minimal interest in case of current accounts denominated in Pesos and rates below 0.5% for savings accounts denominated in U.S. dollars. During the same period, real interest rates for deposits denominated in pesos (nominal rate minus inflation) remained negative.
     Deposits during 2005 were largely denominated in foreign currencies, primarily U.S. dollars. In March 2005, the government established a deposit insurance regime to protect holders of U.S. dollar-denominated deposits of up to US$5,000 and peso-denominated deposits of up to the current equivalent of US$20,000 coverage in the event of a liquidation of the bank where such deposits are held. The government provided initial support for this regime through a US$20 million loan plus an additional credit line of US$40 million which are expected to be replaced over time by insurance premiums to be paid by the financial institutions on account of deposits taken.
     In the first quarter of 2005 Banco de la República completed the repayment of time deposits whose maturity was extended in August 2002 as part of the solution of the banking crisis. Since 2004, when Banco de la República commenced the repayment of these deposits, amounts exceeding 90.0% of the deposits repaid have been voluntarily deposited with Banco de la República.
     During 2005, the non-financial private sector’s deposits with the banking system and solvency ratios improved and the share of NPLs on total loans, decreased. Deposits (including deposits in off-shore banks) increased by US$222 million in 2005, to a total of US$9,377 million as of December 31, 2005. Despite the increase in deposits, credit extended to the non-financial sector remained relatively stable during 2005. Solvency ratios of the banking system on average remained above the 10.0% total capital to risk-weighted asset ratio required by Banco Central and 6.4% above the level at December 31, 2004. At December 31, 2005, the regulatory capital of private banks (including Nuevo Banco Comercial) was 2.2 times above the minimum regulatory requirement, while capital of the Banco de la República was at 2.1 times the minimum requirement. Finally, the share of NPLs on total loans (based on payment delinquencies) of private banks (including Nuevo Banco Comercial) decreased from 7.6% in December 2004 to 3.6% in December 2005, while it remained within a range of 7.0% and 8.0% in 2005 for Banco de la República.
     In March 2005, the operations of COFAC were first suspended by Banco Central when it became apparent that its capitalization was insufficient to support its continued operations. After a US$39 million increase in COFAC’s equity (resulting primarily from the capitalization of certain creditors’ deposits), the rescheduling of a portion of the time deposits held at COFAC, the amendment of their corporate governance rules and the approval of a plan to reduce costs by 30%, the Uruguayan bank supervisory authority allowed COFAC to resume its operations. On February 1, 2006, Banco Central suspended COFAC’S activities for a second time following a run on its deposits in January 2006. COFAC also failed to meet the conditions imposed by Uruguayan bank regulators in March 2005, which included maintaining its net worth over the minimum capital requirements established by prudential regulation and reducing its operational deficit when COFAC confronted a liquidity crisis. On March 9, 2006, for the first time since it was established in 2005, the SPAB began honoring insurance claims for deposits made with COFAC covering substantially all eligible deposits within a period of two months for an amount totaling nearly US$50 million. After the analysis of a business plan submitted by the Venezuelan government-owned development bank — BANDES — in connection with an application made for a license to operate as a bank in Uruguay, the authorized new institution, Bandes Uruguay S.A., purchased most of COFAC’s assets and remaining deposits. Bandes Venezuela discharged all amounts COFAC owed the SPAB.
     During 2006, the non-financial private sector deposits with the banking system increased, solvency ratios improved and the share NPLs on total loans, decreased. Deposits (including deposits in off-shore banks) increased by US$845 million to a total of US$10,222 million as of December 31, 2006. Credit extended to the non-financial sector recovered substantially in 2006, increasing by US$545 million to a total of US$4,606 million. Solvency ratios of the banking system on average remained above the 8% total capital to risk weighted assets ratio and at a level similar to that of December 2005. At December 31, 2006, the regulatory capital of the banking system (excluding Banco Hipotecario) was 2.1 times above the minimum regulatory requirement. Finally, the share of NPLs on total loans (based on payment delinquencies) of private banks fluctuated between 3.6% and 4.3% in 2006 and decreased from 8.0% in 2005 to 2.9% for Banco de la Republica.
     In 2007, deposits of the non-financial sector with the banking system grew by US$1,290 million, representing a nearly 13% increase over the previous year, up to US$11,510 million (approximately 79% denominated in U.S. dollars). Credit to the private sector by the banking system increased in 2007, reaching US$5,446 million as of December 31, 2007. Regulatory capital as of December 31, 2007, represented 18.0% of risk-weighted assets (excluding Banco Hipotecario del Uruguay). The share of NPLs on total loans (based on payment delinquencies) of private banks declined from 3.6% as of December 31, 2006, to 1.1% as of December 31, 2007. Finally, the share of NPLs on total loans (based on payment delinquencies) decreased from 8.0% in 2005 to 2.9% in 2006 and further to 1.3% in 2007 for Banco de la República. During 2007, bank credit to enterprises and individuals increased to approximately 26% of Uruguay’s GDP.
     In 2008, the Uruguayan financial system suffered some of the impacts of the global financial crisis, mainly affecting bank earnings. Deposits of the non-financial sector with the financial system grew by 19%, or US$2,235 million, up to US$13,745 million. Credit extended to the private sector by the banking system also increased from US$5,446 in 2007 to US$7,060 million in 2008 (of which increase US$740 million reflect a reclassification by Banco Hipotecario of certain assets from investment to loans to comply with prudential regulations). Regulatory capital as of December 31, 2008, however, decreased with respect to the prior year, representing 15.2% of risk-weighted assets (excluding Banco Hipotecario). The share of NPLs on total loans (based on payment delinquencies) of private banks and Banco de la República declined slightly to 1.0% as of December 31, 2008. During 2008, bank credit to enterprises and individuals represented approximately 25% of Uruguay’s GDP.
     The authorities continue to monitor the overall condition of the banking sector closely with a view to taking early action on a case-by-case basis and correcting any trend that could adversely affect the banking system as a whole.

     The following tables set forth classifications of loan assets of the Uruguayan banking system as of December 31, 2008:
Classification of Aggregate Assets of the Uruguayan Banking System(1)
(as of November 30, 2008 in millions of Uruguayan pesos)

	1[a]	1B	1C	2A	2B	3	4	5	Total
Banco de la República	50,321	17	23,062	5,882	4,044	4,816	1,760	1,376	91,279
Privately owned banks	65,130	1,071	64,687	15,458	12,617	4,521	3,471	800	167,755
Financial houses	2,560	5	988	95	333	137	111	12	4,240
Off-shore banks	5,547	85	24	0	0	0	0	0	5,657
Cooperatives	42	0	155	0	11	18	4	15	245

Total	123,600	1,178	88,915	21,436	17,005	9,492	5,346	2,203	269,176

Percentage	45.9	0.4	33.0	8.0	6.3	3.5	2.0	0.8	100.0

(1)	Classification based on credit risk analysis. Gross credit and contingent risks to the financial and non-financial sector.
Source: Banco Central.
Credit Classification of the Banking System(1)
(Based on payment behavior of clients)
(as of December 31, 2008)

	Performing
Institution Type	Loans	Non Performing Loans
Banco de la República	99.8%	0.2%
Banco Hipotecario del Uruguay	44.9%	55.1%
Private banks	99.8%	0.2%
Cooperatives	97,9%	2,1%
Financial houses	100.0%	0.0%
Off-shore banks	100.0%	0.0%
Total	94.7%	5.3%

(1)	Loans to both financial and non-financial sector, net of provisions.
Source: Banco Central.
Total Provisions of the Banking System for
Gross Non-Performing Loans(1)
(as of December 31, 2008)

Institution Type	Provisions
Banco de la República	584%
Banco Hipotecario del Uruguay	40%
Private banks	607%
Cooperatives	107%
Financial houses	1,319%
Total	64%

(1)	Total provisions as a percentage of gross non-performing loans to financial and non-financial sector.
Source: Banco Central.

     The following table shows the number of financial institutions and percentage of loans and deposits corresponding to each category.
The Uruguayan Financial System

	As of December 31,
	2003	2004	2005	2006	2007	2008
	(Number)	(Number)	(Number)	(Number)	(Number)	(Number)	(Loans)(3)	(Deposits)(4)
Financial Institutions:
State-owned(1)	3	3	3	2	2	2	43.5%	40.2%
Privately-owned(2)	26	24	24	25	25	21	56.1%	59.8%
Cooperatives(5)	4	4	3	2	2	1	0.1%	0.0%

Total	33	31	30	29	29	24	100.0%	100.0%

(1)	Banco de la República, Banco Hipotecario and Nuevo Banco Comercial until 2005.

(2)	At December 31, 2007, includes 14 banks, 6 financial houses and 5 offshore agencies (IFEs).

(3)	Loans to non-financial sector, net of provisions.

(4)	Non-financial private sector deposits.

(5)	COFAC represented more than 90% of credits and deposits of this category up to 2006.
Source: Banco Central.
     The following table shows the bank credit provided to the private sector by Uruguay’s financial system for the periods shown.
Bank Credit to the Private Sector
(% of total credit)

			Private		Banco de la
	Banco Central		Commercial Banks(1)		República
		Foreign		Foreign		Foreign
	Pesos	Currency	Pesos	Currency	Pesos	Currency
2003	1.2	0.3	4.2	51.7	4.1	38.6
2004	1.3	0.3	6.0	44.8	7.2	40.4
2005	1.4	0.3	7.0	44.5	9.0	36.4
2006	1.4	0.2	10.2	54.0	13.9	20.3
2007	1.3	1.1	12.3	54.5	14.7	16.1
2008	0.9	0.7	13.7	55.3	12.7	16.7

Data as of December 31, unless otherwise indicated.

(1)	Includes private banks, financial houses and cooperatives of financial intermediation.
Source: Banco Central.
     Since the early 1980’s, the majority of bank credit provided in Uruguay has been denominated in foreign currency, principally in U.S. dollars. At December 31, 2008, the amount of credit denominated in foreign currencies represented 73% of total credit to the non-financial private sector.
     The Uruguayan financial sector also includes five domestic and 11 foreign insurance companies (including the state-owned insurance company). Insurance companies are regulated on a variety of matters by Law 16,426, dated October 14, 1993, Decree 354/94, dated August 17,

1994, and several circulars issued by the Superintendencia de Seguros y Reaseguros of Banco Central.
     Banco Comercial Shareholder Dispute
     JP Morgan Chase (through a subsidiary), Credit Suisse First Boston and Dresdner Bank (through a subsidiary), the three former shareholders of Banco Comercial, brought a suit before an arbitration panel alleging that Uruguay failed to comply with certain obligations assumed by the Republic in connection with the February 2002 agreement relating to the capitalization of Banco Comercial and claimed US$100 million plus certain ancillary expenses. In December 2004, the arbitration panel ruled in favor of the former shareholders and, in January 2005, the former shareholders petitioned the United States Court for the Southern District of New York to confirm the arbitration award. On March 25, 2005, the District Court confirmed the arbitral award as well as interest and litigation expenses. Uruguay’s subsequent request to stay the court’s decision was denied. In April 2005, Uruguay filed an appeal with the United States Court of Appeals for the Second Circuit seeking reversal of the judgment confirming the arbitration award. The Court of Appeals rejected Uruguay’s appeal. It noted, however, that since the judgment issued by the District Court did not direct present payment, the conflict claimed by Uruguay with an attachment order issued against the former shareholders by an Uruguayan court did not exist at that time. Concurrently, litigation is pending in a Uruguayan court against the recipients of the arbitral award and, in connection with that action, the proceeds of any payment by Uruguay of the arbitral award have been attached by the parties bringing that Uruguayan legal action.
     In addition, in 2005, Uruguay filed a summons with notice in the United States against the three former shareholders and three former directors of Banco Comercial alleging intentional misconduct in the administration of Banco Comercial. In response, the defendants initiated arbitration before the ICC, based on the terms of a February 2002 agreement and asserting that Uruguay had violated the terms of such agreement in several respects. In addition, the banks and former directors successfully moved to have the proceeding in the United States stayed in favor of resolving all claims in arbitration. As a result, Uruguay’s claim for intentional misconduct was introduced as a counter claim in the arbitration in 2006. On May 7, 2008, the arbitral tribunal issued its award rejecting the claims of both parties practically in all respects, and considering that the Republic’s defense and counterclaim were not frivolous and that there were reasonable grounds to have introduced the counterclaim, only imposing on Uruguay the obligation to pay two-thirds of the expenses incurred by the banks and former directors.

SECURITIES MARKETS
     Until 1994, the Montevideo Stock Exchange was the only stock exchange in Uruguay. In September 1994, BEVSA, the Electronic Stock Exchange, was established for use exclusively by banks and other financial institutions. Foreign exchange transactions and certificates of deposit account for substantially all of the total amount traded in the Electronic Stock Exchange.
     As of December 31, 2004, 2005, 2006 and 2007, the aggregate securities trading volume on both exchanges increased to US$2,106 million, US$2,481 million, US$7,597 million and US$9,979 million, respectively. In 2008, the volume of securities traded on both exchanges continued to rise, reaching US$8,837 million, but continues to be largely concentrated in debt securities, especially certificates of deposit.
Consolidated Montevideo Stock Exchange &
Electronic Stock Exchange Securities Trading Volume
(in millions of US$)

	2004		2005		2006		2007(1)		2008
Private sector securities:
Equities	US$	1	US$	1	US$	2	US$	2	US$	8
Bonds		23		17		23		143		52
Certificates of deposit and other		792		1,150		6,555		8,693		7,717

Total private sector securities(1)		816		1,168		6,580		8,837		7,777

Public sector securities:
Central Government		1,254		1,303		1,014		1,138		1,058
Public enterprises		36		10		4		4		2

Total public sector securities		1,290		1,313		1,018		1,142		1,060

Total	US$	2,106	US$	2,481	US$	7,597	US$	9,979	US$	8,837

Number of listed companies:
Equities		15		12		13		12		10
Bonds and other debt issuers		42		40		40		43		44

Total		57		52		53		55		54

(1)	The increased trading volume of private sector securities is attributable to a requirement that pension funds invest in certificates of deposit exclusively through an authorized exchange.
Source: Banco Central, based on reports of the Montevideo Stock Exchange and Electronic Stock Exchange.
     The Uruguayan securities market has been undergoing institutional, legal and operational changes aimed at attaining greater levels of activity. Banco Central, through the Superintendencia de Servicios Financieros, has the power to regulate and supervise the securities markets, including setting professional ethical standards, requiring information, such as annual reports from listed companies, setting controls and penalties and regulating the relationship between issuers and investors in the stock market. The basic regulatory framework for the Uruguayan securities market is set forth in Law No. 16,749 governing public and private offerings of equity and debt securities in Uruguay, and Law No. 16,774 defining the necessary characteristics and terms for the regulation and supervision of mutual funds and providing management guidelines and professional secrecy and adequacy standards.

PUBLIC SECTOR FINANCES
     The Uruguayan public sector comprises the central government, local governments, non-financial public sector institutions (including government-owned companies), financial public sector institutions (including Banco Central, Banco de la República and Banco Hipotecario), and a state-owned insurance company, Banco de Seguros del Estado. The Uruguayan public sector accounts reflect the revenues and expenditures of the central government. Separate accounts are kept for local governments, non-financial public sector institutions, financial public sector institutions and Banco de Seguros del Estado. Central government expenditures are financed chiefly through tax collections, domestic and external borrowings, and transfers from state-owned companies. Tax collections comprise value-added taxes, excise taxes, corporate income taxes, net worth taxes, tariffs and other minor taxes. Since the July 2007 tax reform, income tax (personal and corporate) became an important source of central government revenues. Borrowings were constrained in 2002 and early 2003 until a reprofiling of the government’s outstanding debt was completed. In recent years, central government expenditures have consisted primarily of wages, salaries and transfers to the social security system, with interest on public debt and the purchase of goods and services accounting for most of the balance. Banco Central generally runs deficits principally due to interest payments on deposits of the financial sector net of remunerated assets, and its own operational costs.

     The following table sets forth a summary of public sector accounts (calculated on a cash basis) and as a percentage of GDP for the periods indicated.
Public Sector Finances
(in millions of US$ and % of total GDP)

	2004			2005			2006			2007(1)			2008(1)
Revenues:
Value added taxes	US$	1,202	8.8%	US$	1,617	9.3%	US$	1,938	9.7%	US$	2,435	10.0%	US$	3,191	9.9%
Other taxes on goods and services		448	3.3		589	3.4		661	3.3		690	2.8		663	2.1
Income taxes		493	3.6		590	3.4		741	3.7		919	3.8		1,597	5.0
Taxes on capital		186	1.4		240	1.4		244	1.2		249	1.0		313	1.0
Foreign trade taxes		173	1.3		212	1.2		249	1.2		302	1.2		339	1.1
Other(2)		165	1.2		116	0.7		127	0.6		(7)	0.0		(261)	(0.8)

Total		2,666	19.5		3,365	19.4		3,959	19.8		4,588	18.9		5,842	18.1

Expenditures:
Wages and salaries(3)		641	4.7		831	4.8		966	4.8		1,215	5.0		1,642	5.1
Transfers to social security(4)		1,044	7.6		1,237	7.1		1,351	6.7		1,518	6.3		1,996	6.2
Transfer payments		102	0.7		133	0.8		148	0.7		312	1.3		353	1.1
Interest on public debt		650	4.7		733	4.2		826	4.1		884	3.6		875	2.7
Goods and services		380	2.8		505	2.9		631	3.2		763	3.1		888	2.8
Capital expenditures		18	0.1		25	0.1		12	0.1		0	0.0		0	0.0
Other		183	1.3		210	1.2		252	1.3		338	1.4		529	1.6

Total		3,018	22.0		3,675	21.2		4,186	20.9		5,031	20.7		6,283	19.5

Central Government extra-budgetary operations		26	0.2		38	0.2		35	0.2		60	0.2		106	0.3

Central Government balance		(351)	(2.6)		(311)	(1.8)		(227)	(1.1)		(443)	(1.8)		(441)	(1.4)

Non-financial public enterprises(5)		198	1.4		157	0.9		9	0.0		220	0.9		(221)	(0.7)
Banco Central		(127)	(0.9)		(26)	(0.2)		(11)	(0.1)		30	0.1		(221)	(0.2)

Overall surplus (deficit)(6)	US$	(254)	(1.9)%	US$	(142)	(0.8)%	US$	(194)	(1.0)%	US$	(134)	(0.6)%	US$	(610)	(1.9)%

Overall interest payments(7)	US$	779	5.7%	US$	759	4.4%	US$	839	4.2%	US$	855	3.5%	US$	916	2.8%

Overall primary balance(8)	US$	525	3.8%	US$	616	3.5%	US$	645	3.2%	US$	721	3.0%	US$	306	1.0%

(1)	Preliminary data.

(2)	Includes tax refunds and other minor taxes. The 2007 tax reform abolished most of these minor taxes.

(3)	Includes employer contributions made to social security system for employees of central government.

(4)	Net of social security revenues received.

(5)	Aggregate primary surplus (deficit) of the non-financial public enterprises measured on a cash basis.

(6)	Local Government not included.

(7)	Includes central government, public enterprises and Banco Central.

(8)	Overall balance less interest payments.
Source: Banco Central.

     In the late 1980’s the government had large deficits, and by 1989 public sector finances had deteriorated considerably, with the public sector deficit increasing to 7.0% of GDP from 4.8% in the previous year. During the early 1990s, the government tightened fiscal policies and improved its financial condition. However, until 1995, the consolidated public sector deficit grew due primarily to higher transfers to social security and greater public expenditures generally. . The consolidated public sector deficit was reduced in 1995, 1996 and 1997 to 1993 levels, but transfers to the social security system (including transfers to private pension fund administrators since June 1996) continued to increase as a percentage of GDP. In 1998, the consolidated public sector deficit was further reduced to 0.8% of GDP. In 1999, a recession affected the Uruguayan economy and had an adverse impact on public sector accounts. Decreasing revenues and an increase in expenditures resulted in a consolidated public sector deficit, measured by funding sources, of 3.1% of GDP. While revenues decreased as a result of the contraction of the economy overall, expenditures were not adjusted downwards and instead increased due to the operation of automatic stabilizers, the financing of the election processes over the year, expenditures resulting from external and domestic shocks and an expansive investment policy. The rise in oil prices and in international interest rates and the drought that affected Uruguay in the second half of 1999 further increased public sector spending and reduced revenues.
     In 2000, the government sought to reduce the consolidated public sector deficit by controlling expenditures, which decreased by 4.3%. However, given the continued recession, GDO contracted and public sector revenues (primarily tax collections) decreased by 5.7%. In 2001, public sector finances deteriorated further. Government revenues decreased at a faster pace than expenditures decreased, which resulted in an overall public sector deficit of 3.9% of GDP.
     In 2002, public sector revenues, expressed in U.S. dollars, fell by 32.3% and public sector expenditures, expressed in U.S. dollars, decreased by 31.7% from their respective levels in 2001, as a result of the economic crisis and the devaluation of the peso. The government adopted measures to alleviate the impact of the recession on the private sector and stimulate employment, including the permanent reduction of employer contributions to social security. To offset the resulting decrease in fiscal revenues, value-added tax of 3.0% was extended to services rendered by public utilities. The consolidated public sector deficit for 2002 was 4.1% of GDP.
     During 2003, in the aftermath of the economic and financial crisis of 2002, the government adopted measures intended to generate sustainable primary surpluses. Public expenditure increases were contained, primarily by limiting increases in wages and pensions. In 2003, in U.S. dollar terms public sector revenues decreased by 7.9%, while public sector expenditures decreased by 9.1%, each compared to 2002. The 2003 consolidated public sector deficit totaled US$359 million (in U.S. dollar terms, 3.0% of GDP). In 2004, consolidated public sector expenditures, expressed in U.S. dollars, increased by 8.5%, but declined as a percentage of GDP from 23.1% in 2003 to 22.0% in 2004, mainly as a result of increased GDP growth. Expenditures grew due to an increase in government consumption and public gross fixed investment in each case reflecting a partial recovery from the prior year’s post-crisis levels. Consolidated public sector revenues, expressed in U.S. dollars, increased by 16.6%, and 0.5% as a percentage of GDP in 2004 compared to 2003. The 2004 consolidated public sector deficit totaled US$254 (1.9% of GDP) .

     In 2005, consolidated public sector expenditures totaled US$3.7 billion, an increase of 21.8% compared to 2004, but declined to 21.2% of GDP. Due to the recovery in economic activity, consolidated public sector revenues totaled US$3.4 billion in 2005, an increase of 26.2% compared to 2004, remaining stable at 19.4% of GDP. In 2005, the consolidated public sector recorded a deficit of US$142 million, which represented 0.8% of GDP. The overall primary balance in 2005 showed a surplus of 3.5% of GDP. The continued effect of high oil prices on the results of ANCAP (the state-owned oil refining company) was reflected in a decrease in the non-financial public sector enterprises’ operational surplus and contribution to the overall public sector surplus by approximately 0.5% of GDP for 2005 compared to 2004. This performance was partially offset by the reduction in the government’s transfers to cover the social security deficit by an amount equal to approximately 0.5% of GDP, due to increased economic activity and an improvement in collections.
     In 2006, consolidated public sector expenditures totaled US$4.2 billion, an increase of 13.9% compared to 2005. Consolidated public sector revenues in 2006 totaled US$4.0 billion, an increase of 17.7% compared to 2005. In 2006, the consolidated public sector recorded a deficit of US$194 million (slightly less than 1% of GDP). The overall primary surplus was equivalent to 3.2% of GDP. In August and November 2006, the government prepaid SDR 620 million (approximately US$916 million) and SDR 727 million (approximately US$1.1 billion), respectively, advanced by the IMF under the 2005 Stand-By Facility as part of its overall debt strategy.
     In 2007, consolidated public sector expenditures totaled US$5.0 billion, an increase of 20.2% compared to 2006. Consolidated public sector revenues in 2007 totaled US$4.6 billion, an increase of 15.9%, compared to 2006. In 2007, the consolidated public sector recorded a deficit of US$134 million (0.6% of GDP). The overall primary surplus was equivalent to 3.0% of GDP.
     In 2008, consolidated public sector expenditures totaled US$6.3 billion, an increase of 24.9% compared to 2007. Consolidated public sector revenues in 2008 totaled US$5.8 billion, an increase of 27.3% compared to 2007. As a percentage of GDP, consolidated public sector revenues fell by 0.8%, while expenditures decreased by 1.2% of GDP. The combined effects of high oil prices and a local drought on the results of ANCAP and UTE (the state-owned oil refining and electricity companies) impacted adversely the results of the non-financial public sector enterprises’ causing their aggregate results to drop by 1.6% of GDP (from a 0.9% of GDP surplus in 2007 to a 0.7% of GDP deficit in 2008). In 2008, the consolidated public sector recorded a deficit of US$610 million (1.9% of GDP), while the overall primary surplus fell to 1.0% of GDP.
     The following table sets forth the composition of the government’s tax revenues for the periods indicated:

Composition of Tax Revenues

	2004	2005	2006	2007(1)	2008(1)
Value-added taxes (VAT)	49.2%	52.0%	52.0%	56.2%	56.3%
Other taxes on goods and services	18.3	19.0	17.7	16.9	11.7
Income taxes	20.2	19.0	19.9	212	28.2
Taxes on capital	7.6	7.7	6.5	5.7	5.5
Foreign trade taxes	7.1	6.8	6.7	7.0	6.0
Other taxes	6.4	5.8	5.6	3.5	0.0
Tax refunds	(8.8)	(10.3)	(8.4)	(9.4)	(7.7)

Total	100.0%	100.0%	100.0%	100.0%	100.0%

(1)  Preliminary data.
Source: Banco Central.
     In 2003, central government revenues increased in a framework of economic recovery as reflected by the 0.8% increase in GDP. Continued economic recovery in 2004 supported a further increase in tax collections and in foreign trade taxes. In 2005, central government revenues increased again, driven primarily by tax collections. In 2006, the new increase in central government revenues was primarily driven by value-added tax collections. This trend continued during 2007 with an important increase in central government revenues, driven basically by value-added tax collections. In July 2007, a tax reform created a new income tax (both personal and corporate) and eliminated certain small taxes. Given the strong economic activity, revenues grew sharply in 2008, driven by value-added and income taxes. However, as a percentage of GDP total revenues declined in 2008 to 18.1%, compared to 18.9% in 2007.
     Value-added taxes on manufactured products are levied at scheduled rates at each stage of the production and distribution process. Following the 2007 tax reform, most products and services are taxed at a rate of 22%, while certain basic goods, including most basic foodstuffs, are taxed at a lower rate of 10%, and certain other products and services, including securities, precious metals and export services, are exempted from value-added tax. Excise taxes are levied at scheduled rates on automobiles, gasoline, certain beverages, tobacco, cosmetics and certain other products. The corporate income tax in Uruguay is currently levied at a flat rate of 25%, taxing all corporate profits of a Uruguayan source. Import and export taxes are based on published tariff schedules. The 2007 tax reform introduced personal income taxes on a progressive scale, covering revenues of Uruguayan source, with rates ranging from 10% to 25%. As initially adopted, the personal income tax introduced in July 2007 applied to all taxpayers, including retirees. Numerous claims challenging the constitutionality of the measure were brought and, initially, the Uruguayan Supreme Court ruled in favor of the plaintiffs but it later reversed its rulings and upheld the tax reform. However, the government derogated the initial regulation and submitted a bill reducing the impact of personal income tax on retirees. Congress approved the bill, which became effective in July 2008.
     During 2008, the public sector financed its net borrowing requirements and reserve accumulation of 1.5% of GDP mainly through an expansion of the monetary base and a decrease of net deposits in banks, loans and net deposits by the domestic financial system. These sources of financing, together with a relatively small deficit, resulted in an increase of net international reserves in an amount equal to 4.5% of GDP in 2008.

     The following table sets forth public sector borrowings and repayments for the periods indicated:
Public Sector Borrowings and Repayments(1)
(in millions of US$ and % of total GDP)

	2004			2005			2006			2007			2008
Monetary liabilities(2)	US$	61	0.3%	US$	224	1.2%	US$	49	0.2%	US$	86	0.3%	US$	466	1.6%
Treasury securities		(469)	(3.3)		961	5.5		2,484	12.4		1,467	6.3		99	0.0
of which Brady Bonds:		(13)	(0.1)		(117)	(0.7)		(24)	(0.1)		(3)	0.0		0	0.0
Loans(3)		(158)	(1.1)		(116)	(0.7)		(2,080)	(10.4)		346	1.4		490	1.5
Net deposits(4)		765	5.6		(115)	(0.7)		(112)	(0.6)		175	0.6		1,206	3.6
Net international reserves		(129)	(0.9)		(567)	(3.1)		(702)	(3.5)		(1,779)	(7.5)		(1,536)	(4.5)
Others(5)		177	1.2		(204)	(1.2)		481	2.4		(284)	(1.1)		(275)	(0.8)

Net borrowing requirements	US$	233	1.7%	US$	67	0.4%	US$	96	0.5%	US$	8	(0.1%)	US$	450	1.5%

(1)	Represents aggregate borrowings in year indicated less aggregate repayments for such year. Positive numbers represent net repayments by the Public Sector, while negative numbers mean net borrowings by the Public Sector. The overall balance reflects the Net Borrowing Requirements of the Public Sector.

(2)	Monetary Liabilities include Monetary Base, Call and reserve deposits in Pesos and Treasury Bills in Pesos.

(3)	“Loans” includes both domestic and foreign loans. Since August 2002 includes loans related to the FSBS.

(4)	“Net deposits” means deposits by public sector with banking sector net of credits.

(5)	“Others” includes the remaining fluctuations in assets and liabilities of the Non Financial Public Sector and Banco Central.
Source: Banco Central.

FISCAL POLICY
2005-2009 Budget
     The Ministry of Economy and Finance and the Office of Budget and Planning are responsible for the preparation of the budget of the central government and a report on the budget prepared by the judiciary, the public education system and certain other agencies, which are submitted to the Congress every five years for its approval.
     The Ministry of Economy and Finance presents an annual report on the government’s fiscal performance to Congress, at which time the budget may be updated and adjusted. The Constitution expressly forbids the executive from requesting, and Congress from passing, expenditure increases during an election year or in the year immediately following. Once Congress has approved the budget and appropriated monies for the different public expenditures, the Ministry of Economy and Finance provides funds to certain agencies of the central government and monitors expenditures. Since 1986, public expenditure estimates are periodically corrected for expected inflation. The Ministry of Economy and Finance also has the authority to review the budgets submitted for approval by the financial and non-financial public sector institutions. Municipal governments prepare their own budgets, which are reviewed by their municipal legislative councils. Congress has the authority to resolve any disputes on the budgetary process between the financial and non-financial public sector institutions and the Ministry of Economy and Finance, and between the municipal governments and the municipal legislative councils.
     On December 19, 2005, the President signed into law the five-year budget for the period 2005-2009. The budget reflects the government’s priorities of achieving long-term growth and debt-sustainability balanced with an increase in infrastructure and social spending. The 2005-2009 budget was based on a medium-term macroeconomic framework and contains revenue projections and expenditure ceilings, which were consistent with the economic program Uruguay, agreed to with the IMF in June 2005. See “Public Sector Debt — External Debt.”
     The budget established a plan for decreasing the consolidated public sector deficit from 1.9% of GDP in 2004 to 0.4% in 2009. The budget contemplated a decline in interest payments as a percentage of GDP, stipulated semi-annual revenue performance assessments and authorized the government to lower spending should revenues be less than budgeted for any given period. The budget also contemplated a primary surplus as a percentage of GDP to 3.0% of GDP by 2008 and 2009. The government sought to earmark increased revenues for expanded infrastructure investments and social expenditures.
     During the first three years of the Vázquez’s administration, the fiscal policy goals were achieved. In this sense the fiscal deficit decreased to 0.5% of GDP in each of 2005 and 2006. In 2007, the consolidated public sector closed with 0% deficit. However, in 2008 the fiscal deficit increased to 1.3% of GDP, in large part as a consequence of the impact of severe droughts on the results of the government-owned electricity and oil enterprises. During 2008, the results of government-owned enterprises were affected by the need to shift to oil-based sources of generation, when the international prices of oil registered significant increases. The government-owned enterprises results were also affected by the government’s decision not to increase utility expenses payable by consumers in line with the general level of increases of consumer prices to forestall an acceleration of the inflation rate.
     For 2009 the Uruguayan authorities foresee a deterioration in the fiscal result as a consequence of the impact combined of the cost of importing fuel to generate electricity as a result of the droughts and the global financial crisis, which the government expects to result in a decrease in the demand for Uruguayan exports. For 2009, the consolidated public sector is currently expected to record a deficit equivalent to approximately 2.0% of GDP. The primary fiscal surplus for year 2009 is estimated to account for approximately 1.3% of GDP.
     The government’s medium-term strategy, as outlined in the 2005-2009 budget, entailed:
•	increasing public sector revenues through improved tax administration, tax reform, and enhanced administration of public enterprises;

•	maintaining non-interest current spending as a percentage of GDP slightly above the 2005 level;

•	completing all expenditures under the Plan de Emergencia (Emergency Plan) in 2007;

•	increasing investment to improve infrastructure, especially in the transportation and energy sectors;

•	gradually improving public sector real wages without allowing the overall cost of wages to increase as a percentage of GDP with respect to 2004 levels; and

•	allocating additional government funding to priority sectors, including health and education, as defined in the Fairness Plan.
     Most of these medium-term goals were achieved in whole or in substantial part. According to the Efficiency Index of the Office Tax Collection, the efficiency in tax collection of Value Added Tax increased by 5.1% in 2005, 4.9% in 2006, 4.3% in 2007 and 3.6% in 2008.
     During 2007, public sector investment increased to 3% of GDP compared to 2.6% in 2006.
     The public sector real wages increased by 21.8% between March 2005 and March 2009, without causing a deterioration of the public sector accounts during the period.
     During the Plan de Emergencia (Emergency Plan), from 2005 to 2007, more than 63,000 households received subsidies for family heads under a program designed to retain children in the educational system. For the period from July 2006 to December 2007, 68,000 households were given access to a Food Plan.
     In the framework of the Fairness Plan, approximately 687,000 citizens have improved their access to and quality of health services since the beginning of 2008. In 2008,

approximately 327,000 children were benefited by childcare payments (economic support to families with low income). For 2009, the goal is to expand the support to 500,000 children.
     In 2008, around 62,000 homes received the Tarjeta Alimentación (Food Card), subsidizing their access to food and other basic goods and services.
     In May 2008, the government submitted its annual report on the execution of the Budget 2005-2009 (“Rendición de Cuentas”) for fiscal year 2008 to the Congress. In October 2008, the Congress approved Law 18,362 containing certain amendments to the 2005-2009 Budget, earmarking additional resources of up to US$319 million for social programs, the financing of public education, the reform of the public sector and domestic internal security forces. The original budget contemplated an increase of US$100 million for social programs in 2008, while the government projects increasing expenditures for social programs by US$285 million in 2009.
     The following table shows the government’s main macroeconomic assumptions and policy targets for 2009.
Main Macroeconomic Assumptions and Policy Target for 2009

Real GDP growth	2.0%
Domestic Inflation (CPI)	3.0-7.0%
Overall Public Sector Primary Surplus	1.3% of GDP
Overall Public Sector Balance	(2.0)% of GDP
Real Wage Growth	5.0%
Current Account Balance	(2.5%) of GDP
Increase in Banco Central International Reserve Assets	US$700 million

Source: Ministry of Finance.
     The government targets a primary consolidated public sector surplus of 1.3% of GDP for 2009, compared to 1.4% of GDP in 2008 and 3.4% of GDP in 2007 and a consolidated public sector deficit of approximately 2.0% of GDP for 2009, compared to 1.9% of GDP in 2008 and 0.6% of GDP in 2007. Interest payments on public debt are expected to represent 3.3% of GDP in 2009.
     The figures set forth above represent the government’s forecast with respect to the Uruguayan economy for 2009. While the government believes that these assumptions and targets were reasonable when formulated, some are beyond its control or significant influence, and actual outcomes will depend on future events. Accordingly, no assurance can be given that economic results for 2009 will not differ materially from the figures set forth above.
     Pursuant to the Constitution, amounts budgeted for public expenditure cannot be increased during a presidential election year or the year following such election. Accordingly, since 2009 is an elections year, the amount budgeted for public expenditure cannot increase during this year or the immediately following year.
     The government must submit a report to Congress with respect to the execution of the 2005-2009 Budget by June 30, 2009. During 2009, Congress must approve a new budget for the period 2010-2014, which must be submitted by the government by August 31, 2009.

Social Security
     Since 1987, the government has been making efforts to reform Uruguay’s social security system, which is characterized by a structural deficit and which for many years absorbed an increasing percentage of Uruguay’s GDP. Uruguay’s social security system was until recently a government administered “pay-as-you-go” system, financed by a combination of contributions from employees, employers and the government. As the ratio of retirees to active workers increased, the government had to increase its contributions to cover the system’s growing structural deficit.
     In September 1995, Congress enacted legislation proposed by the government to reform the social security system. The main features of that legislation are:
•	replacing the old pooled-resource system with a system designed to develop over the years in which a portion of each worker’s contribution will be deposited in individual investment accounts;

•	increasing the minimum number of work years for eligibility of benefits to 35 years;

•	making the capitalization regime mandatory for those forty years old or younger; and

•	producing incentives for workers to continue working past the minimum retirement age by increasing benefits according to a formula based on age of retirement and number of years worked.
     Individual contributions to the social security system are administered and invested by private pension fund administrators, or pension fund administrators. The regulatory framework for pension fund administrators was adopted in the first quarter of 1996 and four pension fund administrators are in operation. Pension fund administrators were required to invest 80% of their holdings in Uruguayan government bonds during their first year of operation. Since then, they have been permitted to decrease these holdings by 5% to 10% per year up to a lower limit of 30%. Currently, pension fund administrators may not invest more than 40% of their holding in Uruguayan government bonds.
     A system that permits the tracking of individual contributions, which is essential for improving the administration of contributions and pension benefits, has also been established. The operations of Uruguay’s bank for social welfare and the state pension fund administration are also being modernized and decentralized. Because a substantial portion of the social security system will continue to operate as a “pay-as-you-go” system, these reforms are not expected to provide a short-term solution to the structural deficit of Uruguay’s social security system, but are intended to reduce the deficit over time. In addition, the reforms are expected to induce savings and enhance the development of a domestic securities market.
     The number of Uruguayans over the age of 65 has increased during the last two decades. The following table sets forth historical and projected information regarding Uruguayans above retirement age for the periods indicated.

	Uruguayans Above Retirement Age
	1975	1985	2000	2010	2025
65 79 years	226,034	268,154	334,633	336,917	401,695
80 years and above	46,782	60,736	94,537	119,587	149,281
Total	272,816	328,890	429,170	456,504	550,976

Source: National Statistics Institute.
     The increase in the number of Uruguayans above retirement age raises concerns regarding the consequent increased demand on the social security system. Significantly increased demand is not expected until the period 2010—2015. Relatively high rates of emigration of Uruguayans during the 1960’s and 1970’s and a prior reform of the social security system in 1979 contributed to easing the pressure on the social security system.

PUBLIC SECTOR DEBT
Domestic Debt
     Uruguay defines domestic debt as all peso-denominated debt and foreign currency-denominated debt known to be held by Uruguayan residents. Uruguay’s consolidated public sector deficits have been financed primarily through the issuance of U.S. dollar-denominated Treasury bills and bonds placed in the domestic market, as well as multilateral financing. In 1993, the government covered part of the deficit by drawing on Banco Central. Treasury bills and bonds dominate the local financial market where the government has issued both short-and long-term instruments. Short-term instruments are issued in U.S. dollars (with current maturities of up to 2 months) and pesos (with a wide variety of maturities). The government is authorized to issue a debt instrument named “bonos previsionales” for an amount not to exceed 80% of the transfers received by the pension fund administrators, with maturities of up to 20 years. The bonos previsionales can be denominated in pesos as well as foreign currencies, and can also be indexed based on the rate of adjustment of nominal wages. The bonos previsionales are intended to help the government close the gap generated by the reduction in the collection of social security contributions which are currently being transferred to pension fund administrators.
     In April 2002, the government suspended auctions of Treasury bills denominated in U.S. dollars due to unfavorable market conditions. However, Banco Central began auctioning Treasury bills denominated in pesos to conduct open market operations in the framework of the new monetary policy. See “Monetary Policy and Inflation—Monetary Policy.” In January 2003, Banco Central resumed auctioning 1-year Treasury bills denominated in U.S. dollars as financial agent of the government and, in March 2004, the monetary authority began auctioning 3-year CPI-indexed (UI) Treasury bills. In April 2004, Banco Central commenced auctioning 1 1/2-year Treasury bills denominated in U.S. dollars. During 2005, Banco Central issued instruments denominated in U.S. dollars, pesos and UIs, with varying maturities which were determined taking into account market conditions as well as monetary policy objectives. From 2006 to 2008, Banco Central continued to issue UI and peso-denominated bills, for its own account and on behalf of the government. UI denominated securities were issued as instruments of monetary policy as well as to raise revenues for the government.
     The following table sets forth information regarding the stock of gross public domestic debt of the government outstanding on the dates indicated.
Gross Public Domestic Debt
(in millions of US$)

	December 31,
	2004		2005(1)		2006(1)		2007(1)		2008(1)
Treasury bills(2)	US$	513	US$	399	US$	334	US$	70	US$	0
Treasury bonds(3)		1,890		2,596		2,896		3,361		3,815
Other liabilities		713		778		1,175		1,823		1,978

Total	US$	3,116	US$	3,773	US$	4,405	US$	5,254	US$	5,794

(1)	Preliminary data.

(2)	Includes foreign and local currency-denominated Treasury bills.

(3)	Includes foreign and local currency-denominated Treasury bonds and Eurobonds.

Source: Banco Central.

     The following table sets forth information regarding the amortization of Uruguay’s gross public domestic debt in the periods indicated.
Amortization of Gross Public Domestic Debt
(in millions of US$)

	Outstanding as of																2016 to
	December 31,																Final
	2008(1)		2009		2010		2011		2012		2013		2014		2015		Maturity
Treasury bills(2)	US$	0	US$	0	US$	0	US$	0	US$	0	US$	0	US$	0	US$	0	US$	0
Treasury bonds(3)		3,815		38		317		50		292		216		113		107		2,682
Other liabilities(4)		1,978		281		650		47		344		82		69		0		506

Total	US$	5,794	US$	319	US$	967	US$	97	US$	636	US$	298	US$	182	US$	107	US$	3,187

(1)	Preliminary data.

(2)	Includes foreign and local currency-denominated Treasury bills.

(3)	Includes foreign and local currency-denominated Treasury bonds and Eurobonds.

(4)	Includes Credits net of Deposits (a net concept) and Brady Bonds.

Source: Banco Central.
External Debt
     Uruguay’s total gross public sector external debt consists of all debt of the central government, local governments, public sector enterprises and Banco Central not known to be held by Uruguayan residents, which is denominated either in domestic or foreign currencies. Gross public sector external debt totaled US$10.2 billion (or 74.6% of GDP) as of December 2004, US$10.2 billion (or 58.6% of GDP) as of December 2005, US$9.3 billion (or 46.5% of GDP) as of December 2006, US$11.1 billion as of December 2007 (45.6% of GDP) and US$10.7 billion as of December 2008 (33.4% of GDP). The interest expense on Uruguay’s gross public external debt in 2008 represented 1.8% of GDP.
     As of December 31, 2008, Uruguay’s gross public external debt comprised direct loans in the amount of approximately US$2.6 billion and Treasury bonds (including Eurobonds and U.S. SEC-registered (Yankee) bonds) in an outstanding aggregate amount of approximately US$7.0 billion.
Total Gross Public External Debt
(in millions of US$, except percentages)

	2004		2005		2006		2007		2008(1)
Public sector:
Financial public sector (BCU)	US$	1,035	US$	842	US$	50	US$	105	US$	155
Non-financial public sector		9,172		9,335		9,262		10,960		10,587
Of which:
Treasury notes and bonds		3,975		4,384		6,306		7,637		6,968
Total	US$	10,206	US$	10,177	US$	9,311	US$	11,065	US$	10,742

Total gross public external debt/GDP		74.6%		58.6%		46.5%		45.6%		33.4%
Total public external debt/exports		239.8%		200.1%		160.8%		162.2%		116.0%

Data as of December 31, except as otherwise indicated.

(1) Preliminary data

Source: Banco Central.

     The following table sets forth the total public external debt, net of international reserve assets and certain other assets of Banco Central, as of the dates indicated.
Total Public External Debt, Net of International Reserve Assets
(in millions of US$)

	December 31,
	2004		2005		2006		2007		2008(1)
Total gross public external debt	US$	10,206	US$	10,177	US$	9,311	US$	11,065	US$	10,742
Less external assets:
Non-financial public sector		123		200		218		482		277
Banco Central		2,845		3,687		3,382		5,288		7,207
Of which:
Banco Central international reserve assets(2)		2,512		3,078		3,091		4,121		6,360
Other assets		333		609		291		1,167		847

Total public external debt, net of assets	US$	7,237	US$	6,290	US$	5,711	US$	5,295	US$	3,258

(1)	Preliminary data.

(2)	Gold valued for each period at London market prices at end of period.

(3)	Data for 2003 does not include US$224 million held in the FESB as of December 31.

Source: Banco Central.
     Uruguay’s public external debt is held by a variety of multilateral, bilateral and private commercial bank creditors, as well as a large number of non-resident institutions and individuals. Commercial bank creditors and multilateral organizations accounted for 57.9% of Uruguay’s public external debt at December 31, 2004, 53.5% at December 31, 2005, 27.3% at December 31, 2006, 23% at December 31, 2007 and 29% at December 31, 2008.
     On March 25, 2002, Uruguay and the IMF entered into a stand-by facility for an amount of up to SDR594 million (approximately US$743 million) for a 24-month period. The facility was augmented by SDR1,158 million (approximately US$1.5 billion) on June 25, 2002, and by SDR376 million (approximately US$521 million) on August 8, 2002. On March 17, 2003 the IMF approved an extension of the facility for an additional one-year period, through March 2005 and, in August 2004, upon the request of Uruguay and in light of the improvement in its economic outlook the remaining access under the stand-by facility was reduced by SDR140 million (approximately US$204 million). In connection with these extensions of credit, the IMF waived non-observance and applicability of certain performance criteria set forth in the stand-by facility. The final disbursement under the stand-by facility was made available to Uruguay on February 23, 2005. Between December 2002 and December 2006, Uruguay reduced its exposure to multilateral institutions by approximately US$2.0 billion, of which US$1.8 billion was to the IMF.
     On June 8, 2005, the Executive Board of the IMF approved the 2005 Stand-By Facility for Uruguay. The agreement was due to run for 36 months beginning in June 2005, provided for disbursements of up to SDR766 million (US$1.1 billion) and contemplated repayments of at least US$1.9 billion during the whole period. As part of its debt management strategy, in August and November 2006 Uruguay made two prepayments to the IMF of SDR620 million (approximately US$916 million) and SDR727 million (approximately US$1.1 billion), respectively, thereby discharging in full all of Uruguay’s outstanding obligations to the IMF. Funds for the prepayment of the obligations were obtained by issuing bonds in the international capital markets as well as from reserves. Subsequent to the IMF’s completion of its final review under the 2005 Stand-By Facility on December 22, 2006, at the request of the Uruguay, the 2005 Stand-By Facility was terminated. As part of reforms taken under the 2005 Stand-By Facility, Uruguay implemented a comprehensive tax reform, improved its budgetary framework and upheld strict spending controls, adjusting public tariffs on a timely basis, and reforming the specialized pension funds.
     In May 2007, the World Bank’s Board of Executive Directors approved a US$100 million credit line for Uruguay under the First Programmatic Reform Implementation Development Policy Program. The program seeks to support the implementation of the government’s economic and social reforms. The World Bank made the proceeds, denominated in Unidades Indexadas (UI), linked to CPI, available to Uruguay in 2008. In February 2009, the World Bank approved a US$400 million credit line under the Second Programmatic Reform Implementation Development Policy Program to support the government’s reform program and confront the impact of the international economic crisis.
     On July 10, 2008, CAF approved a credit line for up to US$400 million to support the government’s liability management efforts. Uruguay drew US$200 million under this facility in February 2009.
     In April 2009, the IADB approved a US$285 million loan to support the modernization and consolidation of Uruguay’s tax administration and to strengthen the management of the central government administration and the efficiency of public expenditure. Uruguay has not drawn any funds under this loan to date.
     Uruguay expects to continue to seek the support of the World Bank and the IADB from time to time through lending programs to be available for the implementation of certain structural reforms.
     Uruguay continues pursuing reforms to its financial system, building on the crisis resolution efforts of recent years, with a view to creating the necessary infrastructure of financial intermediation to support sustained private-sector-led growth. Priorities include the continued reform of public banks (Banco de la República and Banco Hipotecario del Uruguay), further improving the supervisory framework, and overhauling the bank liquidation framework to ensure rapid and efficient resolution of banking problems should they occur. See “The Banking Sector — Prudential Regulation, Supervision and Financial System — The Uruguayan Banking System” and “Monetary Policy and Inflation.”

Gross Public Sector External Debt, By Creditor
(in millions of US$ at period end)

	2004		2005		2006		2007		2008(1)
Multilateral organizations:
IBRD (World Bank)	US$	803	US$	832	US$	667	US$	681	US$	736
IADB		2,171		2,201		1,807		1,797		2,006
IMF		2,675		2,304		0		0		0
Other		65		60		45		54		269

Total multilateral organizations		5,715		5,396		2,519		2,532		3,011

Bilateral creditors		162		127		163		157		144
Commercial banks		192		45		18		16		103
Other non-resident institutions		3,976		4,383		6,306		7,700		6,986
Of which holdings of:
Treasury bills		39		14		8		3		0
Treasury bonds		3,936		4,370		6,298		7,634		6,968
Suppliers		162		224		304		659		497

Total	US$	10,206	US$	10,177	US$	9,311	US$	11,065	US$	10,742

(1)	Preliminary data.

Source: Banco Central.
     The following table sets forth public external debt denominated in foreign currency, by currency as of the date indicated.
Summary of Public External Debt Denominated By Currency
(in millions of US$, except percentages)

	As of December 31,
	2008		%
Uruguayan pesos	US$	1,479	13.8
U.S. dollars		8,191	76.3
Euros		481	4.5
Japanese yen		556	5.2
SDRs		7	0.1
Other		28	0.3

Total	US$	10,742	100.0%

Source: Banco Central.

Amortization of Gross Public External Debt
(in millions of US$)

	Outstanding								2016
	as of Dec. 31,								to Final
	2008(1)	2009	2010	2011	2012	2013	2014	2015	Maturity
Central Government
Multilateral organizations	2,613	215	217	242	232	214	202	192	1,097
Bilateral creditors	75	8	8	8	7	4	4	4	31
Commercial banks	7	70	1	0	1	1	1	1	4
Treasury bills	0	0	0	0	0	0	0	0	0
Treasury bonds	6,968	56	68	319	34	52	62	245	6,132
Other creditors	0	0	0	0	0	0	0	0	0
Suppliers	6	0	1	0	1	1	1	1	1
Total	9,668	280	295	569	275	272	270	442	7,265

Banco Central
Multilateral organizations	137	41	33	29	31	1	0	0	1
Bilateral creditors	0	0	0	0	0	0	0	0	0
Commercial banks(1)	0	0	0	0	0	0	0	0	0
Banco Central bills	18	11	5	0	1	0	0	0	0
Suppliers	0	0	0	0	0	0	0	0	0
Total	155	52	38	30	32	1	0	0	1

Non-Financial Public Enterprises
Multilateral organizations	262	39	39	32	17	24	23	23	66
Bilateral creditors	70	11	11	11	10	10	10	1	6
Commercial banks	96	84	4	2	1	1	1	1	4
Suppliers	492	52	27	33	31	30	30	30	259

Total	919	185	81	78	58	64	63	54	336

Total	10,742	517	414	677	365	337	333	497	7,601

(1)	Preliminary data.

Source: Banco Central.
     The following table sets forth information regarding total external public debt service for the periods indicated.
Total External Public Debt Service(1)
(in millions of US$, except percentages)

	2004		2005		2006 (2) (3)		2007(2)		2008(2)
Interest payments	US$	491	US$	584	US$	655	US$	670	US$	604
Amortization		821		1,114		4,211		361		789

Total	US$	1,312	US$	1,698	US$	4,866	US$	1,031	US$	1,393

Total debt service/exports of goods and services		30.5%		33.4%		83.9%		15.1%		15.0%

(1)	Excludes interest on non-resident banking deposits.

(2)	Preliminary data.

(3)	During 2006 the Republic applied US$2,970 million to prepay loans to the IMF, the World Bank and the IADB.

Source:	Banco Central.

Total Public Debt
     The following tables set forth a list of Uruguayan public bonds issued and publicly held as of December 31, 2008.
Public Internal Bonds Issued Within Uruguay
(in millions of US$)

	Annual	Date of	Amount outstanding
Title	interest rate (%)	final maturity	as of 31/12/08
UI Bond	7% UI	June 2012	1,178
Zero-coupon bond	8.25 % US$	Various 2014 — 2020	2

2010 Fixed Rate Bond	7.50%	December 2010	18
2012 Fixed Rated Bond	7.63%	March 2012	44
2018 Fixed Rate Bond	8.00%	February 2018	41
2019 Fixed Rate Bond	7.50%	March 2019	280
2020 Fixed Rate Bond	9.75%	February 2020	22
2011 Fixed Rate Bond	4.00%	November 2011	16
2008 Floating Rate Bond	Libor + 1.75	December 2008	2

2009 Floating Rate Bond	Libor + 1.5	November 2009	15

2010 Floating Rate Bond	Libor + 1.5	September 2010	25

2011 Floating Rate Bond	Libor + 1.5	August 2011	21
2017 Floating Rate Bond	Libor + 1	June 2017	14
2018 Floating Rate Bond	Libor + 2	March 2018	3
2010 Step-Up Bond	Starting from 4% + 0.5% annual until 2009 reaching 7%	June 2010	112
2013 Step-Up Bond	Starting from 4% + 0.5% annual until 2009 reaching 7%	May 2013	223
2018 Step-Up Bond	Starting from 4% + 0.5% annual until 2009 reaching 7%	April 2018	190

Public External Bonds Issued Outside Uruguay
(in millions of US$)

	Annual	Date of	Amount outstanding
Title	interest rate (%)	final maturity	(1)
Global Bond 2009	7.25% US$	May 2009	4

Global Bond 2027	7.875% US$	July 2027	23
Global Bond 2012	7.625% US$	January 2012	2
Global Bond 2009	7.875% US$	March 2009	1
Eurobonds — Euros 2001 1a	7 % EUROS	June 2011	59
Bond 2017 9.25%	9.250%	May 2017	457

Mat.Ext. Bonds 7% 01/04/2013	7.000%	April 2013	39
Mat Ext Bond 7.875% 25/03/2014	7.875%	March 2014	6
Mat Ext Bond 7.25% 4/05//2014	7.250%	May 2014	17
Mat Ext Bond 8.75 22/06/2015	8.750%	June 2015	20
Mat Ext Bond 7.625%20/01/2017	7.625%	January 2017	14
Mat Ext Bond 8.375 26/09/2011	8.375%	September 2011	28
Benchmark 7.875 PIK 15/01/33	Max 7.875%; from 3.875%+1% annual to 2007	January 2033	1,128
Benchmark Bond 7.5% 15/03/2015	7.500%	March 2015	270
Benchmark Bond 7.25% 15/02/2011	7.250%	February 2011	92
Mat Ext bond FRN due 02/01/10	Libor + 0.875%	January 2010	1
Mat Ext. B. FRN due 2/7/2009	Libor + 1%	July 2009	1
Sec USD 200:0 Global 2022	8.000%	November 2022	1,805
Global Bond 2036	7.63%	March 2036	1,421
Bond Yen 3rd series due 2011	2.500%	March 2011	203
Global Bond in Yen Serie A	2.230%	March 2017	332

Mat Ext Bond 7% 26/09/2012	7.000%	September 2012	119
Mat Ext Bond 7% 28/06/2019	7.000%	June 2019	48
Euro Bonds due 2016	6.875%	January 2016	336

Mat Ext Bond 6.375 UF 15/3/16	6.375%	March 2016	2

UI Global Bond 2nd series	5.000%	September 2018	812
UI Global Bonds 3rd series	4.250%	April 2027	571
UI Global Bonds 4th series	3.700%	June 2037	547
UI Global Bonds 5th series	4.000%	July 2030	624

Since January 1, 1996 the following bonds have been issued by the Government of Uruguay .

(1) Valued at 31.12.2008

Source: Banco Central.

     The following table sets forth information regarding total gross public debt as of the dates indicated.
Total Gross Public Debt
(in millions of US$)

	2004		2005		2006		2007(1)		2008(1)
Gross public external debt	US$	10,206	US$	10,177	US$	9,311	US$	11,065	US$	10,742
Gross public domestic debt(2)		3,116		3,773		4,405		5,254		5,794
Banco Central		931		1,229		1,726		2,599		2,691
Non-financial public sector		2,185		2,544		2,679		2,655		3,102

Total gross public debt	US$	13,322	US$	13,950	US$	13,716	US$	16,319	US$	16,536

Data as of December 31, except as otherwise indicated.

(1)	Preliminary data.

(2)	Public debt with Uruguayan residents excluding Treasury bonds and Treasury bills held by the public sector.

Source: Banco Central.
     The following table sets forth the outstanding amount of Uruguayan Treasury securities in circulation as of the dates indicated (in millions of U.S. dollars).

			Foreign Currency				Pesos
December 31,	Total		Treasury bonds		Treasury bills(1)		Treasury bonds		Treasury bills(1)
2004	US$	6,689	US$	4,988	US$	570	US$	1,054	US$	76
2005		7,727		5,848		465		1,366		48
2006		9,902		7,609		430		1,862		0
2007		11,475		7,722		87		3,666		0
2008		11,188		7,457		0		3,731		0

(1)	Nominal value.

Source: Banco Central.
     The following table sets forth information regarding the amortization of total gross public debt.
Amortization of Total Gross Public Debt
(in millions of US$)

	Outstanding as of
	December 31,																2016 to Final
	2008(1)		2009		2010		2011		2012		2013		2014		2015		Maturity
Gross public external debt	US$	10,742	US$	517	US$	414	US$	677	US$	365	US$	337	US$	333	US$	497	US$	7,601
Gross public domestic debt		5,794		319		967		97		636		298		182		107		3,187

Total	US$	16,535	US$	836	US$	1,381	US$	774	US$	1,002	US$	635	US$	515	US$	603	US$	10,789

(1)	Preliminary data.

Source: Banco Central.
Debt Service and Debt Restructuring
     Uruguay has a long-standing tradition of prompt service of its external debt obligations, interrupted only in the 1930s when the severe worldwide economic contraction led to the delay of some payments and very briefly in mid-1965 when Banco de la República incurred some arrears for approximately two to three months. The regional debt crisis, which started in 1982, resulted in growing unwillingness on the part of foreign commercial banks to lend to the region. Reduced new lending led Uruguay to seek the renegotiation of repayment obligations to commercial banks in 1983, 1986 and 1988, but unlike several other countries in the region, during this period Uruguay did not have any arrears of either interest or principal.
     In 1983, Uruguay rescheduled US$693 million of principal falling due between 1983 and 1984. Uruguay also obtained US$230 million of new lending and maintained US$87 million in public and private sector short-term trade lines. In 1986, negotiations with commercial bank creditors resulted in the rescheduling of US$2.1 billion of principal due between 1985 and 1989 and in new lending totaling US$45 million. In 1988, US$1.8 billion of debt originally due between 1985 and 1991 was rescheduled. The 1988 refinancing agreement also reduced the spread over 3-month LIBOR on the debt covered by the 1986 agreement to 0.875% from 1.375% and extended the maturity schedule from 1996 to 2004.
     A debt-to-equity swap program, established in 1987, provides a means for the cancellation of debt owed to international commercial banks. Since 1988, a total of US$168 million of external debt has been cancelled through the debt-to-equity swap program and an additional US$15 million of external debt has been extinguished through a related operation. Most of the investments under this program have involved tourism and forestry activities.
     In the last quarter of 1990, under the initiative of U.S. Secretary of the Treasury Nicholas Brady, Uruguay began to negotiate a restructuring program with its commercial bank creditors to reduce its debt burden, lengthen the maturity profile of its debt and obtain new sources of funds in order to be able to channel necessary resources into projects for further economic growth and development. In January 1991, Uruguay reached agreement with its commercial bank creditors covering US$1.6 billion in debt, representing 21.7% of its total gross external debt and 100% of the public sector debt owed to commercial banks.
     Of the US$1.6 billion of commercial bank debt covered by Uruguay’s restructuring program:
•	US$530 million was converted into 30-year bonds (par bonds, collateralized with U.S. Treasury bonds and enhanced by rolling interest rate guarantees) with a fixed annual interest rate of 6.75%;

•	US$448 million was converted into debt conversion notes maturing in February 2007 with a coupon of LIBOR plus 0.875% and a seven-year grace period as to the amortization of principal; and

•	the remaining US$633 million was repurchased for cash at a cost of US$354 million.
     Under this program, Uruguay also obtained new funds through the issuance of bonds due 2006 having an aggregate principal amount of US$89 million. The Bonds due 2006 had a seven-

year grace period as to the amortization of principal and accrued interest at six-month LIBOR plus 1.0%.
     After 1991, Uruguay’s public sector benefited from lower debt service costs resulting from the reduced amount of net debt outstanding, the lower interest rate on the Bonds and the extension of the country’s debt-maturity profile. In October 1999, Uruguay consummated an exchange offer of US$85,000,000 of its 30-year collateralized par Bonds due 2021 for US$85,000,000 of its uncollateralized 7 7/8% Bonds due 2027. In December 2001, Uruguay repurchased and cancelled US$115 million of Banco Central’s outstanding Debt Conversion Bonds due 2007. In 2003, Uruguay exchanged US$24 million principal amount of Par A and Par B Bonds for US$11.5 million cash and UI Bonds due 2012 for the UI equivalent of US$11.5 million.
     On April 10, 2003, the Republic launched two concurrent offers inviting owners of certain of the Republic’s and Banco Central’s foreign currency-denominated bonds to tender their old bonds in exchange for newly issued bonds. Uruguay also solicited the consent of holders of a Yen denominated bond to amend the terms and conditions of that bond. The transactions were designed to adjust Uruguay’s debt profile and make it sustainable. Uruguay attracted the support of holders of 92.8% of its debt subject to the offers and consent solicitation, which resulted in the issuance of 18 new series of debt securities.
     Since the completion of its 2003 debt reprofiling, Uruguay has accessed the international capital markets repeatedly and applied the proceeds raised to gradually lengthen its debt maturity profile.
     On October 19, 2006, Uruguay launched an exchange offer to holders of certain series of its outstanding bonds (with maturities from 2008 through 2027) to tender their bonds in exchange for newly issued bonds or, in certain cases, for cash. Concurrently, Uruguay issued US$500,000,000 of its 8.00% bonds due 2036. The transactions were designed to improve Uruguay’s debt profile. Uruguay attracted the support of holders of 52%, or US$1,160 million aggregate principal amount, of the bonds invited to participate in its offers. In the case of the holders of the bonds due 2011 and 2015, the levels of participation were approximately 60% of the outstanding principal amount of those bonds.
     In December 2007, Uruguay cancelled the equivalent of approximately US$240 million of its outstanding debt securities, which were acquired from the market through international and domestic cash tender offers.
     In November 2008, Banco Central cancelled the equivalent of US$224 million of its outstanding debt instruments issued in Indexed Units and in Pesos, acquired in the local market.
     From time to time, Uruguay engages in liability management transactions as part of its overall debt management strategy.

Debt Record
     Uruguay has regularly met all principal and interest obligations on its external debt for over 30 years. Prior to that, Uruguay had payment arrears on external debt in 1965 for a short period of months and in the 1930’s during the international economic recession.

TABLES AND SUPPLEMENTAL INFORMATION
Table 1: Gross Public Debt
(in millions of US$)

	Amount		Of which:						Gross Public Debt
	outstanding		Internal Debt		Internal Debt		External Debt		as of Dec. 31,
	as of Dec. 31, 2008		(with residents)		(with public sector)		(with non-residents)		2008
Direct Debt of Central Government of which:	US$	13,752	US$	3,815	US$	406	US$	9,531	US$	13,346

Direct Loans		2,563		0		0		2,563		2,563
Treasury Bonds and Eurobonds		11,189		3,815		406		6,968		10,783
Treasury Bills		0		0		0		0		0

Other public debt of which:	US$	3,549	US$	1,978	US$	360	US$	1,211	US$	3,189

Banco Central Bills		2,451		2,073		360		18		2,091
Guaranteed Debt		573		0		0		573		573
Other External Debt		620		0		0		620		620
Other Domestic Debt		(95)		(95)		0		0		(95)

Total	US$	17,301	US$	5,794	US$	766	US$	10,742	US$	16,535

Totals may differ due to rounding.

Source:	Banco Central.

Table 2: Direct Loans
(in millions of US$)

				Amount
				Outstanding
		Issue	Final	as of:
Lender	Interest Rate	Date	Maturity	12/31/2008
	(%)
Bank of China	5.000	07/11/1988	31/12/2020	4
Interamerican Development Bank	2.000	29/03/1984	29/03/2014	3
Interamerican Development Bank	2.000	24/07/1984	24/07/2014	2
Interamerican Development Bank	2.000	26/07/1984	26/07/2014	2
Interamerican Development Bank	2.000	31/10/1988	31/10/2018	1
Interamerican Development Bank	4.250	29/12/1990	06/07/2016	10
Interamerican Development Bank	4.250	23/12/1991	29/01/2017	14
Interamerican Development Bank	4.250	23/12/1991	24/02/2016	11
Interamerican Development Bank	4.250	23/12/1991	29/07/2016	3
Interamerican Development Bank	4.250	29/01/1992	29/07/2016	3
Interamerican Development Bank	4.250	30/11/1992	30/11/2012	19
Interamerican Development Bank	4.250	30/11/1992	16/12/2012	1
Interamerican Development Bank	4.250	21/12/1992	21/12/2017	15
Interamerican Development Bank	4.250	21/12/1992	21/12/2018	9
Interamerican Development Bank	4.250	27/12/1993	08/04/2019	16
Interamerican Development Bank	5.610	07/07/1995	07/07/2015	1
Interamerican Development Bank	5.610	18/03/1996	18/09/2016	21
Interamerican Development Bank	5.610	18/03/1996	18/03/2021	28
Interamerican Development Bank	4.250	19/03/1996	19/03/2016	75
Interamerican Development Bank	5.610	04/04/1997	07/04/2017	60
Interamerican Development Bank	5.610	07/04/1997	07/04/2017	6
Interamerican Development Bank	5.610	07/04/1997	07/04/2022	40
Interamerican Development Bank	5.610	02/08/1997	02/08/2017	77
Interamerican Development Bank	5.610	28/11/1997	28/11/2017	17
Interamerican Development Bank	5.610	14/03/1998	14/03/2018	10
Interamerican Development Bank	5.610	09/12/1998	09/12/2018	97
Interamerican Development Bank	5.610	21/12/1998	21/12/2018	10
Interamerican Development Bank	5.610	30/07/1999	30/07/2024	50
Interamerican Development Bank	5.610	15/12/2000	30/07/2026	3
Interamerican Development Bank	5.610	17/03/2001	17/03/2021	17
Interamerican Development Bank	5.610	30/07/2001	30/07/2021	4
Interamerican Development Bank	5.610	28/09/2001	28/09/2021	130
Interamerican Development Bank	5.610	28/09/2001	28/09/2021	3
Interamerican Development Bank	5.610	08/11/2001	08/11/2021	65
Interamerican Development Bank	5.610	21/12/2001	21/12/2026	65
Interamerican Development Bank	2.770	18/06/2002	15/08/2022	164
Interamerican Development Bank	5.610	20/12/2002	15/12/2027	31
Interamerican Development Bank	5.260	21/11/2003	21/11/2023	200
Interamerican Development Bank	5.610	15/12/2003	15/12/2028	28
Interamerican Development Bank	5.610	17/11/2004	17/11/2024	46
Interamerican Development Bank	5.610	22/08/2005	22/08/2025	250
Interamerican Development Bank	5.610	22/08/2005	22/08/2025	3
Interamerican Development Bank	5.610	08/12/2005	27/12/2018	1
Interamerican Development Bank	5.610	26/07/2006	07/07/2015	2
Interamerican Development Bank	5.610	26/08/2006	18/09/2016	1
Interamerican Development Bank	5.610	26/10/2006	18/03/2021	2

				Amount
				Outstanding
		Issue	Final	as of:
Lender	Interest Rate	Date	Maturity	12/31/2008
Interamerican Development Bank	5.610	12/12/2006	19/03/2016	50
Interamerican Development Bank	5.610	28/12/2006	07/04/2017	1
Interamerican Development Bank	5.610	22/01/2007	07/04/2017	1
Interamerican Development Bank	5.610	18/03/2007	07/04/2022	75
Interamerican Development Bank	4.010	21/06/2007	02/08/2017	1
Interamerican Development Bank	5.610	20/08/2007	28/11/2017	2
Interamerican Development Bank	5.610	25/09/2007	14/03/2018	1
Interamerican Development Bank	5.610	26/10/2007	09/12/2018	1
Interamerican Development Bank	5.610	08/04/2008	21/12/2018	1
Interamerican Development Bank	4.250	12/08/1991	30/07/2024	30
International Bank for Reconstruction and Development	6.890	15/01/1994	30/07/2026	4
International Bank for Reconstruction and Development	6.890	16/09/1994	17/03/2021	2
International Bank for Reconstruction and Development	6.890	28/04/1995	30/07/2021	1
International Bank for Reconstruction and Development	3.510	01/07/1997	15/04/2012	24
International Bank for Reconstruction and Development	5.250	26/02/1998	15/12/2012	42
International Bank for Reconstruction and Development	3.510	06/10/1998	15/10/2013	32
International Bank for Reconstruction and Development	3.510	06/10/1998	06/10/2013	14
International Bank for Reconstruction and Development	3.510	08/03/2000	15/12/2014	49
International Bank for Reconstruction and Development	3.510	08/08/2001	15/03/2016	14
International Bank for Reconstruction and Development	3.510	22/08/2001	15/08/2016	3
International Bank for Reconstruction and Development	3.510	17/06/2002	15/04/2017	33
International Bank for Reconstruction and Development	3.671	08/08/2002	15/10/2017	136
International Bank for Reconstruction and Development	3.671	15/04/2003	15/10/2018	82
International Bank for Reconstruction and Development	3.621	16/06/2005	15/03/2020	75
International Bank for Reconstruction and Development	3.621	16/06/2005	15/04/2020	40
International Bank for Reconstruction and Development	3.621	16/06/2005	15/04/2020	12
International Bank for Reconstruction and Development	5.250	28/03/2007	15/10/2021	4
International Bank for Reconstruction and Development	4.010	21/06/2007	15/04/2017	100
International Bank for Reconstruction and Development	4.010	21/06/2007	15/04/2022	1
Credit National Paris	2.000	05/12/1984	31/12/2015	1
Credit National Paris	2.000	05/12/1984	31/12/2016	5
Credit National Paris	2.000	28/08/1989	31/12/2021	1
Credit National Paris	2.000	28/08/1989	31/12/2021	1

				Amount
				Outstanding
		Issue	Final	as of:
Lender	Interest Rate	Date	Maturity	12/31/2008
Credit National Paris	2.000	28/08/1989	30/09/2020	1
Credit National Paris	2.000	28/08/1989	31/12/2022	2
Credit National Paris	2.000	28/08/1989	31/03/2023	1
Credit National Paris	2.000	28/08/1989	30/09/2022	1
Eximbank Wdc	3.556	26/12/1997	26/12/2012	14
Fondo Internacional de Desarrollo Agricola	5.250	04/07/2001	01/01/2019	5
Fondo para Desarrollo de la Cuenca del Plata	7.000	29/06/1993	13/09/2013	6
Instituto Crédito Oficial del Reino de España	1.250	02/10/1992	26/10/2022	7
Instituto Crédito Oficial del Reino de España	1.250	23/03/1993	20/04/2023	2
Instituto Crédito Oficial del Reino de España	1.250	12/05/1993	15/05/2023	24
Instituto Crédito Oficial del Reino de España	1.250	01/07/1994	01/08/2024	6
Instituto Crédito Oficial del Reino de España	1.250	01/07/1994	03/08/2024	2
Instituto Crédito Oficial del Reino de España	1.250	01/07/1994	12/07/2024	10
ITALIAN BANK ARTIGIANCASSA SPA	0.100	09/09/2004	09/09/2043	1
Kreditanstalt Fur Wieteraufbau	2.000	23/11/1993	30/12/2023	5
Kreditanstalt Fur Wieteraufbau	4.500	23/11/1993	30/12/2013	1
The Overseas Economic Cooperation Fund Tokio	4.000	09/10/1989	20/11/2014	1

Total Direct Debt				2563.12

TABLE 3: Treasury Bonds and Eurobonds
(in millions of US$)

				Amount	Of which
				Outstanding as	Internal Debt
			Final	of:	(with
Lender	Interest Rate	Issue Date	Maturity	12/31/2008	public sector)
	(%)
Foreign Currency Denominated Bonds:
Treasury Bonds and Eurobonds Series
30a. FIJA	7.50%	03/23/01	03/23/11	0.48	0.00
37a.var	Libor + 1.5%	09/27/94	09/27/04	0.02	0.00
40a.var	Libor + 1.5%	03/28/95	03/27/05	0.01	0.00
48a.var	Libor + 1%	05/15/97	05/15/09	0.44	0.01
49a.var	Libor + 1%	06/30/97	06/30/12	0.27	0.00
50a.var	Libor + 1%	08/15/97	08/15/12	0.01	0.00
51a.var	Libor + 1%	09/22/97	09/22/12	0.25	0.00
52a.var	Libor + 1%	02/25/00	02/25/10	0.11	0.00
53a.var	Libor + 1.75%	03/23/01	03/23/11	0.10	0.00

Previsional Bond 2010	8.00%	02/25/00	02/25/10	0.07	0.00

Bond 2006 Fixed Rate	5.25%	05/29/03	09/15/06	0.14	0.00
Bond 2010 Fixed Rate	7.50%	05/29/03	12/16/10	18.06	0.56
Bond 2012 Fixed Rate	7.63%	05/29/03	03/05/12	43.65	0.00
Bond 2018 Fixed Rate	8.00%	05/29/03	02/25/18	40.61	0.00
Bond 2019 Fixed Rate	7.50%	05/29/03	03/23/19	280.49	11.99
Bond 2020 Fixed Rate	9.75%	05/29/03	02/28/20	21.90	3.00
Bond 2011 Fixed Rate	4.00%	07/01/04	11/30/11	15.59	0.30
Bond 2008 Floating Rate	Libor + 1.75	05/29/03	12/21/08	2.32	0.00
Bond 2009 Floating Rate	Libor + 1.5	05/29/03	11/27/09	15.08	0.59
Bond 2010 Floating Rate	Libor + 1.5	05/29/03	09/29/10	25.23	0.07
Bond 2011 Floating Rate	Libor + 1.5	05/29/03	08/20/11	20.52	0.06
Bond 2017 Floating Rate	Libor + 1	05/29/03	06/30/17	13.89	0.37
Bond 2018 Floating Rate	Libor + 2	05/29/03	03/24/18	2.57	0.02
Bond 2010 Step-Up	not until 2009
	reaching 7%	05/29/03	06/15/10	112.08	1.38
Bond 2013 Step-Up	not until 2009
	reaching 7%	05/29/03	05/15/13	222.68	1.80
Bond 2018 Step-Up	not until 2009
	reaching 7%	05/29/03	04/15/18	189.98	4.14

UI Bond	7.000%	11/06/02	11/06/12	1,177.80	194.06

Zero-coupon bond	8.25%	Vs 1999/2000	Vs 2014/2020	1.56	0.00
Global Bond 2009	7.25%	05/04/99	05/04/09	4.29	0.00
Global Bond 2010	8.75%	06/22/00	06/22/10	1.95	0.00
Global Bond 2027	7.88%	07/15/97	07/15/27	23.15	0.00
Global Bond 2012	7.63%	11/21/01	01/20/12	1.81	0.00

					Of which
				Amount
				Outstanding as	Internal Debt
			Final	of:	(with
Lender	Interest Rate	Issue Date	Maturity	12/31/2008	public sector)
	(%)
Global Bond 2009	7.88%	03/25/02	03/25/09	1.21	0.00

Eurobonds — Euros due 2011	7.00%	06/28/01	06/28/11	58.94	0.00

Bond due 2017 9.25%	9.250%	05/17/05	05/17/17	457.40	6.20
Mat. Ext. Bonds 7% 01/04/2013	7.00%	05/29/03	04/01/13	39.00	0.01
Mat. Ext. Bonds 7.875% 25/03/2014	7.88%	05/29/03	03/25/14	5.58	0.00
Mat. Ext Bonds 7.25% 4/05/2014	7.25%	05/29/03	05/04/14	17.05	0.01
Mat. Ext. Bonds 8.75 22/06/2015	8.75%	05/29/03	06/22/15	20.47	0.40
Mat. Ext. Bonds 7.625% 20/01/2017	7.63%	05/29/03	01/20/17	14.42	3.31
Mat. Ext. Bonds 8.375 26/09/2011	8.38%	05/29/03	09/26/11	28.41	0.00
	Max 7.875%
Benchmark 7.875 PIK 15/01/33	From 3.875%	05/29/03	01/15/33	1,128.23	38.08
Benchmark Bond 7.5% 15/03/2015	7.50%	05/29/03	03/15/15	269.68	8.61
Benchmark Bond 7.25% 15/02/2011	7.25%	05/29/03	02/15/11	91.85	2.31
Mat. Ext. Bond FRN due 02/01/10	Libor + 0.875%	05/29/03	01/02/10	0.52	0.00
Mat. Ext. B. FRN due 2/7/2009	Libor + 1%	05/29/03	07/02/09	0.61	0.00
Sec. USD 200:0 UBS Global 2022	8.00%	11/18/05	11/18/22	1,804.86	26.10
Global Bond 2036	7.63%	03/21/06	03/21/36	1,420.63	2.85
Bond Yen 3rd series due 2011	2.50%	05/29/03	03/14/11	203.32	0.00
Global Bonds Yenes Series A	2.23%	03/13/07	03/13/17	332.35	0.00
Mat. Ext. Bond 7% 26/09/2012	7.00%	05/29/03	09/26/12	118.68	0.00
Mat. Ext. Bond 7% 28/06/2019	7.00%	05/29/03	06/28/19	47.50	0.00
Euros 300M due 2016:	6.875%	07/26/05	01/19/16	335.56	0.00

Mat. Ext. Bond 6.375 UF 15/3/16	6.38	05/29/03	03/15/16	2.29	0.00

International UI Bonds 2nd serie	5.00%	09/14/06	09/14/18	811.99	24.58
International UI Bonds 3rd serie	4.25%	04/03/07	09/14/27	571.03	8.22
International UI Bonds 4th serie	3.70%	06/26/07	06/26/37	546.73	0.00
International UI Bonds 5th serie	4.00%	07/10/08	07/10/30	623.55	66.82

Total Bonds (1)				11,189	406

(1)	Total include certain inmaterial unredeemed amounts outstanding under bonds with stated maturities prior to 1998.

Source:	Banco Central

Table 4: Bills(1)
(in millions of US$)

						Of Which:
				Amount				Internal		External
				Outstanding		Internal		Debt (with		Debt (with
	Interest		Final	as of		Debt (with		public		non-
	Rate	Issue Date	Maturity	Dec. 31, 2008		residents)		sector)		resident)
Total Bills	Various	Various	Various		0		0		0		0
Total Treasury bills					0		0		0		0
Banco Central bills	Various	Various	Various	US$	2,451	US$	2,073	US$	360	US$	18

Total Bills				US$	2,451	US$	2,073	US$	360	US$	18

(1)	Face value.

Source:	Banco Central.

TABLE 5: Guaranteed Debt
(millions of US$)

				Amount
				Outstanding
			Final	as of:
Lender	Interest Rate	Issue Date	Maturity	12/31/2008
	(%)
Banco Bandes — Venezuela	4.265	22/08/2008	22/08/2009	40
Interamerican Development Bank	2.000	15/08/1984	15/08/2014	1
Interamerican Development Bank	2.000	15/08/1984	15/08/2014	1
Interamerican Development Bank	2.000	20/05/1986	20/05/2011	1
Interamerican Development Bank	4.250	29/12/1990	06/01/2016	2
Interamerican Development Bank	5.610	12/11/1996	12/11/2021	116
Interamerican Development Bank	4.250	29/12/1990	06/01/2016	9
Interamerican Development Bank	4.250	27/12/1993	27/06/2019	28
Interamerican Development Bank	5.610	18/03/1996	18/03/2016	31
Interamerican Development Bank	5.610	04/11/2002	04/11/2022	2
Interamerican Development Bank	5.260	21/11/2003	15/08/2022	2
International Bank for Reconstruction and Development	3.510	18/03/1997	15/10/2010	25
International Bank for Reconstruction and Development	3.510	15/05/2001	15/08/2015	19
International Bank for Reconstruction and Development	4.010	04/10/2007	15/04/2022	13
Banco Latinoamericano de Exportaciones S.A.	4.275	03/07/2008	07/07/2009	40
Banco Nacional de Desenv Econ y Social Rio de Janeiro	2.025	30/10/1998	30/10/2012	6
Corporación Andina De Fomento	2.525	01/10/2007	01/10/2015	28
Corporación Andina De Fomento	2.675	11/03/2008	11/03/2017	2
Corporación Andina De Fomento	3.625	22/12/2008	22/12/2023	65
Corporación Andina De Fomento	2.925	22/12/2008	22/12/2011	50
Credit National Paris	2.000	18/12/1990	31/12/2028	8
Eximbank Wdc	5.483	06/09/2006	22/09/2014	41
Fondo Internacional de Desarrollo Agricola	8.000	20/05/1993	01/07/2011	2
Hsbc Bank	4.775	20/05/2008	20/05/2011	8
Instituto Crédito Oficial del Reino de España	1.500	22/02/1992	06/10/2022	13
Mediocredito Centrale Spa Roma	1.750	02/12/1991	02/12/2011	4
The Overseas Economic Cooperation Fund Tokio	4.000	09/10/1989	20/10/2014	3
The Overseas Economic Cooperation Fund Tokio	4.000	09/10/1989	20/10/2014	9

Total Guaranteed Debt				573

Table 6: Other External Debt
(in millions of US$)

	Amount Outstanding
	as of December 31,
	2008
Commercial Creditors	US$	485
Banco Central: Other External Debt	US$	135

Total Other External Debt	US$	620

Source:	Banco Central.

Table 7: Other Domestic Debt
(in millions of US$)

	Amount Outstanding
	as of December 31,
	2008
Deposits Net of Credits	US$	(105)

Non-financial Public Sector	US$	(724)
Credits		411
Deposits		(1,134)
Banco Central	US$	618
Credits		(45)
Deposits		663

Other Debt	US$	11

Total Other Domestic Debt	US$	(95)

Source:	Banco Central.